Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

STERIS plc,

Solar New US Holding Co, LLC,

Crystal Merger Sub 1, LLC

and

Cantel Medical Corp.

dated as of

January 12, 2021

TABLE OF CONTENTS

Exhibits

Exhibit A	Voting Agreement
Exhibit B	Parent Tax Certificate
Exhibit C	Company Tax Certificate

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated January 12, 2021, is by and among STERIS plc, a company incorporated under the laws of Ireland  (“Parent”), Solar New US Holding Co, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“US Holdco”), Crystal Merger Sub 1, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdco (“Crystal Merger Sub”), and Cantel Medical Corp., a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Section 9.5 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise. Parent, US Holdco, Crystal Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, the Parties wish to effect a business combination through (a) the merger of Canyon Merger Sub with and into the Company, with the Company being the surviving entity (the “Pre-Closing Merger”), (b) immediately following the Pre-Closing Merger, the conversion of the Company from a Delaware corporation to a Delaware limited liability corporation (the “Pre-Closing Conversion”), (c) immediately following the Pre-Closing Merger and the Pre-Closing Conversion, the merger of Crystal Merger Sub with and into Canyon Newco, with Canyon Newco being the surviving entity (the “First Merger”) and (d) immediately following the First Merger, the merger of Canyon Newco, as the surviving entity of the First Merger, with and into US Holdco, with US Holdco being the surviving entity (the “Second Merger” and, together with the First Merger, the “Parent Mergers,” and, the Pre-Closing Merger and the Parent Mergers collectively the “Mergers”);

WHEREAS, in connection with the Pre-Closing Merger, each outstanding share of common stock, $0.10 par value per share, of the Company (the “Company Common Stock” or “Company Shares”) issued and outstanding immediately prior to the Pre-Closing Merger Effective Time (other than Dissenting Shares) will be automatically converted into one (1) share of common stock of Canyon Newco (the “Canyon Newco Common Stock” or “Canyon Newco Shares”);

WHEREAS, in connection with the First Merger, each outstanding share of Canyon Newco Common Stock issued and outstanding immediately prior to the First Effective Time (other than Dissenting Shares) will be automatically converted into the right to receive the Merger Consideration upon the terms and conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the Limited Liability Company Act of the State of Delaware (the “DLLCA”);

WHEREAS, the board of directors of the Company (the “Company Board of Directors”) has, on the terms and subject to the conditions set forth herein, determined that this Agreement and the transactions contemplated hereby (the “Transactions”), including the Pre-Closing Merger and the issuance of shares of Canyon Newco Common Stock in connection therewith and the First Merger and the issuance of shares of Parent Stock in connection therewith, are advisable and fair to, and in the best interests of, the Company and its stockholders;

WHEREAS, the Company Board of Directors has adopted resolutions approving the Pre-Closing Merger, the acquisition of the Company by Parent by way of the First Merger, the execution of this Agreement and the consummation of the Transactions and declaring advisable and recommending that the Company’s stockholders adopt this Agreement (the “Company Board Recommendation”) pursuant to Sections 253 and 264 of the DGCL;

WHEREAS, the board of directors of Parent (the “Parent Board of Directors”) has adopted resolutions approving the acquisition of the Company by Parent by way of the First Merger, the execution of this Agreement and the consummation of the Transactions, including the issuance of shares of Parent Stock in connection with the First Merger;

WHEREAS, the board of managers of US Holdco has approved this Agreement and determined that this Agreement and the Transactions, including the Parent Mergers, are advisable and fair to, and in the best interests of, US Holdco and its members;

WHEREAS, the sole member of Crystal Merger Sub has approved this Agreement and determined that this Agreement and the Transactions, including the Parent Mergers, are advisable and fair to, and in the best interests of, Crystal Merger Sub and its sole member;

WHEREAS, as a condition and an inducement to the willingness of Parent, US Holdco and Crystal Merger Sub to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain stockholders of the Company are entering into a voting agreement with Parent, US Holdco and Crystal Merger Sub (the “Voting Agreement”), in substantially the form attached as Exhibit A hereto, pursuant to which, among other things, each such stockholder has agreed to vote in favor of the adoption of this Agreement;

WHEREAS, for U.S. federal income tax purposes, it is intended that (i) the Pre-Closing Merger and Pre-Closing Conversion, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) the Parent Mergers, taken together, shall qualify (A) as a “reorganization” within the meaning of Section 368(a) of the Code and (B) for an exception to the general rule of Section 367(a)(1) of the Code, and (iii) this Agreement be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated thereunder; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also prescribe various conditions to the Mergers.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

AGREEMENT

Article I

THE MERGERS

Section 1.1             The Mergers.

(a)            The Pre-Closing Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL and the DLLCA, (i) at the Pre-Closing Merger Effective Time, Canyon Merger Sub shall be merged with and into the Company, whereupon the separate existence of Canyon Merger Sub will cease, with the Company surviving the Pre-Closing Merger (the Company, as the surviving entity in the Pre-Closing Merger, sometimes being referred to herein as the “Pre-Closing Surviving Corporation”), such that following the Pre-Closing Merger, the Pre-Closing Surviving Corporation will be a wholly owned direct subsidiary of Canyon Newco, and (ii) immediately thereafter, the Pre-Closing Surviving Corporation shall undertake the Pre-Closing Conversion.

(b)            The First Merger and the Second Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL and the DLLCA, and immediately following the Pre-Closing Conversion, (i) at the First Effective Time, Crystal Merger Sub shall be merged with and into Canyon Newco, whereupon the separate existence of Crystal Merger Sub will cease, with Canyon Newco surviving the First Merger (Canyon Newco, as the surviving entity in the First Merger, sometimes being referred to herein as the “First Surviving Corporation”), such that following the First Merger, the First Surviving Corporation will be a wholly owned direct subsidiary of US Holdco, and (b) immediately thereafter, and as part of the same plan, at the Second Effective Time, the First Surviving Corporation shall be merged with and into US Holdco, whereupon the separate existence of the First Surviving Corporation will cease, with US Holdco surviving the Second Merger (US Holdco, as the surviving entity of the Second Merger, sometimes being referred to herein as the “Surviving Company”), such that following the Second Merger, the Surviving Company will be a wholly owned subsidiary of Parent.

(c)            The Mergers shall have the effects provided in this Agreement and as specified in the DGCL and the DLLCA, as applicable. Without limiting the generality of the foregoing and subject thereto: (i) at the Pre-Closing Merger Effective Time, all of the property, rights, privileges, immunities, powers, franchises and authority of the Company and Canyon Merger Sub shall vest in the Pre-Closing Surviving Corporation and all debts, liabilities and duties of the Company and Canyon Merger Sub shall become the debts, liabilities and duties of the Pre-Closing Surviving Corporation, (ii) at the First Effective Time, all of the property, rights, privileges, immunities, powers, franchises and authority of Canyon Newco and Crystal Merger Sub shall vest in the First Surviving Corporation and all debts, liabilities and duties of Canyon Newco and Crystal Merger Sub shall become the debts, liabilities and duties of the First Surviving Corporation, and (iii) at the Second Effective Time, all of the property, rights, privileges, immunities, powers, franchises and authority of the First Surviving Corporation and US Holdco shall vest in the Surviving Company and all debts, liabilities and duties of the First Surviving Corporation and US Holdco shall become the debts, liabilities and duties of the Surviving Company.

Section 1.2            Closing. The closing of the Mergers (the “Closing”) will take place in New York City at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York, 10019 at 10:00 a.m., Eastern Time, on the fifth (5th) business day after the satisfaction or waiver of the last of the conditions set forth in Article VII (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) to be satisfied or waived by the Party entitled to the benefit thereof in accordance with this Agreement, unless another date or place is agreed to in writing by the Company and Parent. The date on which the Closing actually takes place is referred to as the “Closing Date”.

Section 1.3             Effective Times.

(a)            At or immediately prior to the Closing on the Closing Date, the Company and Canyon Merger Sub shall cause a certificate of merger with respect to the Pre-Closing Merger (the “Pre-Closing Certificate of Merger”) to be duly executed and filed with the DSOS as provided under the DGCL and make any other filings, recordings or publications required to be made by the Company or Canyon Merger Sub under the DGCL in connection with the Pre-Closing Merger. The Pre-Closing Merger shall become effective at such time as the Pre-Closing Certificate of Merger is duly filed with the DSOS or on such other date and time as shall be agreed to by the Company and Parent and specified in the Pre-Closing Certificate of Merger (such date and time being hereinafter referred to as the “Pre-Closing Merger Effective Time”).

(b)            Promptly following the Pre-Closing Merger Effective Time, the Company shall cause a certificate of conversion with respect to the Pre-Closing Conversion (the “Pre-Closing Certificate of Conversion”) to be duly executed and filed with the DSOS as provided under the DGCL and the DLLCA and make any other filings, recordings or publications required to be made by the Company under the DGCL and the DLLCA in connection with the Pre-Closing Conversion. The Pre-Closing Conversion shall become effective at such time as the Pre-Closing Certificate of Conversion is duly filed with the DSOS or on such other date and time as shall be agreed to by the Company and Parent and specified in the Pre-Closing Certificate of Conversion, but in any event as soon as practicable following the Pre-Closing Merger Effective Time (such date and time being hereinafter referred to as the “Pre-Closing Conversion Effective Time”).

(c)            Promptly following the Pre-Closing Conversion Effective Time, Canyon Newco and Parent shall cause a certificate of merger with respect to the First Merger (the “First Certificate of Merger”) to be duly executed and filed with the DSOS as provided under the DGCL and the DLLCA and make any other filings, recordings or publications required to be made by Canyon Newco or Crystal Merger Sub under the DGCL and the DLLCA in connection with the First Merger. The First Merger shall become effective at such time as the First Certificate of Merger is duly filed with the DSOS or on such other date and time as shall be agreed to by the Company and Parent and specified in the First Certificate of Merger, but in any event as soon as practicable following the Pre-Closing Conversion Effective Time (such date and time being hereinafter referred to as the “First Effective Time”).

(d)            Promptly following the First Effective Time, the First Surviving Corporation and Parent shall cause a certificate of merger with respect to the Second Merger (the “Second Certificate of Merger”) to be duly executed and filed with the DSOS as provided under the DGCL and the DLLCA and make any other filings, recordings or publications required to be made by the First Surviving Corporation or US Holdco under the DGCL and the DLLCA in connection with the Second Merger. The Second Merger shall become effective at such time as the Second Certificate of Merger is duly filed with the DSOS or on such other date and time as shall be agreed to by the Company and Parent and specified in the Second Certificate of Merger, but in any event following the First Effective Time and as soon as practicable following the First Effective Time (such date and time being hereinafter referred to as the “Second Effective Time”).

Section 1.4             Governing Documents.

(a)            At the Pre-Closing Merger Effective Time, the Company Certificate and the Company Bylaws shall be the certificate of incorporation and bylaws, respectively, of the Pre-Closing Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(b)            At the Pre-Closing Conversion Effective Time, the certificate of formation and the limited liability company agreement of the Company shall be in a form, in each case, reasonably agreed to by the Parties prior to the Pre-Closing Conversion Effective Time, until thereafter changed or amended as provided therein or by applicable Law.

(c)            At the First Effective Time, the certificate of incorporation and bylaws of Canyon Newco shall be the certificate of incorporation and bylaws, respectively, of the First Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(d)           At the Second Effective Time, the certificate of formation and the limited liability company agreement (or the certificate of incorporation and bylaws, if applicable) of US HoldCo, as in effect immediately prior to the Second Effective Time, shall be the certificate of formation and limited liability company agreement (or the certificate of incorporation and bylaws, if applicable) of the Surviving Company (provided that the name of the Surviving Company may be amended at the Second Effective Time), until thereafter amended in accordance with applicable Law and the applicable provisions of such certificate of formation and limited liability company agreement (or the certificate of incorporation and bylaws, if applicable).

Section 1.5             Officers, Directors and Managers of the Surviving Entities.

(a)            The officers and directors of Canyon Merger Sub immediately prior to the Pre-Closing Merger Effective Time, from and after the Pre-Closing Merger Effective Time, shall continue as the officers and directors of the Pre-Closing Surviving Corporation.

(b)            The officers and directors of Crystal Merger Sub immediately prior to the First Effective Time, from and after the First Effective Time, shall continue as the officers and directors of the First Surviving Corporation.

(c)            The officers and directors of the First Surviving Corporation immediately prior to the Second Effective Time, from and after the Second Effective Time, shall be the officers and directors of the Surviving Company.

Section 1.6             Tax Consequences. It is intended that, for U.S. federal income tax purposes, (a) the Pre-Closing Merger and Pre-Closing Conversion, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (b) the Parent Mergers, taken together, shall qualify (i) as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) for an exception to the general rule of Section 367(a)(1) of the Code, such that the Parent Mergers, taken together, shall not result in gain being recognized by the stockholders of Canyon Newco (other than any Excepted Shareholder) pursuant to Section 367(a)(1) of the Code, and (c) this Agreement be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated thereunder.

Article II

TREATMENT OF SECURITIES

Section 2.1             Treatment of Capital Stock.

(a)            Treatment of Company Common Stock. At the Pre-Closing Merger Effective Time, each share of Company Common Stock (other than any Dissenting Shares) shall be automatically converted into and become one fully paid and nonassessable share of common stock of the Pre-Closing Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Pre-Closing Surviving Corporation. From and after the Pre-Closing Merger Effective Time, all certificates representing Company Common Stock shall be deemed for all purposes to represent the number of shares of common stock of the Pre-Closing Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(b)            Treatment of Canyon Newco Common Stock. At the First Effective Time, by virtue of the First Merger and without any action on the part of the Parties or holders of any securities of Canyon Newco or of Crystal Merger Sub, subject to Section 2.1(f) and any applicable withholding Tax, each share of Canyon Newco Common Stock issued and outstanding immediately prior to the First Effective Time (other than Canyon Newco Common Stock to be cancelled in accordance with Section 2.1(c) and other than any Dissenting Shares) shall be automatically converted into the right to receive the following consideration (collectively, the “Merger Consideration”): (i) $16.93 in cash, without interest (the “Per Share Cash Amount”) and (ii) an amount of a validly issued, fully paid and nonassessable Parent Share equal to the Exchange Ratio. From and after the First Effective Time, all such Canyon Newco Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Canyon Newco Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such Canyon Newco Shares in accordance with Section 2.2, including the right to receive, pursuant to Section 2.6, cash in lieu of the right to otherwise receive fractional shares of Parent Stock, if any (the “Fractional Share Consideration”), together with the amounts payable in accordance with Section 2.2(f).

(c)            Cancellation of Company Common Stock. At the First Effective Time, all Canyon Newco Shares then owned by any Company Subsidiary, Parent, US Holdco, Crystal Merger Sub or by any of their respective wholly owned Subsidiaries shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(d)            Treatment of Crystal Merger Sub Membership Interests. At the First Effective Time, each issued and outstanding membership interest of Crystal Merger Sub (the “Crystal Merger Sub Membership Interests”) shall be automatically converted into and become one fully paid and nonassessable share of common stock of the First Surviving Corporation and shall constitute the only outstanding shares of capital stock of the First Surviving Corporation. From and after the First Effective Time, all certificates representing Crystal Merger Sub Membership Interests shall be deemed for all purposes to represent the number of shares of common stock of the First Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(e)            Effect of Second Merger. At the Second Effective Time, by virtue of the Second Merger and without any action on the part of any of the Parties or holders of any securities of the First Surviving Corporation or of US Holdco, (i) each equity interest of US Holdco issued and outstanding immediately prior to the Second Effective Time shall remain outstanding as an equity interest of the Surviving Company and (ii) all shares of common stock of the First Surviving Corporation shall no longer be outstanding and shall automatically be cancelled and shall cease to exist without any consideration being payable therefor, such that, immediately following the Second Merger, the Surviving Company shall be a wholly owned subsidiary of Parent.

(f)            Adjustment to Merger Consideration. The Merger Consideration, the Per Share Cash Amount, the Exchange Ratio and any other similarly dependent items, as the case may be, shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock, Canyon Newco Shares or Parent Stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Company Common Stock, Canyon Newco Shares or Parent Stock outstanding after the date hereof and prior to the First Effective Time; provided that nothing in this Section 2.1(f) shall be construed to permit the Company or Parent to take any of the foregoing actions with respect to its respective securities to the extent otherwise prohibited by the terms of this Agreement. For the avoidance of doubt, any convertible notes offering undertaken in connection with the Financing shall not result in any adjustment pursuant to this Section 2.1(f).

Section 2.2             Payment for Securities; Surrender of Certificates.

(a)            Exchange Fund. Prior to the First Effective Time, Parent, US Holdco or Crystal Merger Sub shall designate a bank, trust company or nationally recognized stockholder services provider reasonably acceptable to the Company to act as the exchange agent in connection with the First Merger (the “Exchange Agent”). The Exchange Agent shall also act as the agent for the Canyon Newco’s stockholders for the purpose of receiving and holding their Certificates and Book-Entry Shares and shall obtain no rights or interests in the shares represented thereby. At or prior to the First Effective Time, Parent, US Holdco or Crystal Merger Sub shall deposit, or cause to be deposited, with the Exchange Agent (i) evidence of Parent Stock issuable pursuant to Section 2.1(a)(b) in book-entry form equal to the aggregate Parent Stock portion of the Merger Consideration (excluding any Fractional Share Consideration), and (ii) cash in immediately available funds in an amount sufficient to pay the aggregate cash portion of the Merger Consideration, Fractional Share Consideration and any amounts payable in accordance with Section 2.2(f) (such evidence of book-entry shares of Parent Stock and cash amounts, together with any dividends or other distributions with respect thereto, the “Exchange Fund”), in each case, for the sole benefit of the holders of shares of Canyon NewCo Common Stock. In the event the Exchange Fund shall be insufficient to pay the aggregate cash portion of the Merger Consideration, Fractional Share Consideration and any amounts payable in accordance with Section 2.2(f), Parent shall, or shall cause US Holdco or Crystal Merger Sub to, promptly deposit additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Merger Consideration, including payment of the Fractional Share Consideration, and any amounts payable in accordance with Section 2.2(f) out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as reasonably directed by Parent; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article II. Any interest and other income resulting from such investments shall be paid to the Surviving Company on the earlier of (i) one (1) year after the First Effective Time or (ii) the full payment of all amounts required to be paid from the Exchange Fund.

(b)            Procedures for Surrender. Promptly after the First Effective Time, but in any event no later than three (3) business days thereafter, Parent shall, and shall cause the Surviving Company to, cause the Exchange Agent to mail (and make available for collection by hand) to each holder of record of a certificate or certificates which immediately prior to the First Effective Time represented outstanding Canyon Newco Shares (the “Certificates”) or non-certificated Canyon Newco Shares represented by book-entry (“Book-Entry Shares”) and whose Canyon Newco Shares were converted pursuant to Section 2.1 into the right to receive the Merger Consideration (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify and (ii) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for payment of the Merger Consideration into which such Canyon Newco Shares have been converted pursuant to Section 2.1, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.6, and any amounts payable in accordance with Section 2.2(f). Upon surrender of a Certificate (or an affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent or the Surviving Company, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the applicable Merger Consideration pursuant to the provisions of this Article II, any Fractional Share Consideration that such holder has the right to receive pursuant to the provisions of Section 2.6, and any amounts payable in accordance with Section 2.2(f) for each Canyon Newco Share formerly represented by such Certificate or Book-Entry Share, to be mailed (or made available for collection by hand if so elected by the surrendering holder) within five (5) business days following the later to occur of (x) the First Effective Time or (y) the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (A) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not required to be paid. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share shall be deemed at any time after the First Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by this Article II, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.6, and any amounts payable in accordance with Section 2.2(f), without interest thereon.

(c)            Transfer Books; No Further Ownership Rights in Company Shares. At the Pre-Closing Merger Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Shares on the records of the Company. From and after the Pre-Closing Merger Effective Time, the holders of Certificates outstanding immediately prior to the Pre-Closing Merger Effective Time shall cease to have any rights with respect to such Company Shares except as otherwise provided for herein or by applicable Law. If, after the Pre-Closing Merger Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Company for any reason, they shall be cancelled and exchanged as provided in this Agreement. At the First Effective Time, the stock transfer books of Canyon Newco shall be closed and thereafter there shall be no further registration of transfers of Canyon Newco Shares on the records of Canyon Newco. From and after the First Effective Time, the holders of Certificates outstanding immediately prior to the First Effective Time shall cease to have any rights with respect to such Canyon Newco Shares except as otherwise provided for herein or by applicable Law. If, after the First Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Company for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d)            Termination of Exchange Fund; No Liability. At any time following six (6) months after the First Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Exchange Agent’s routine administrative procedures, to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to the Surviving Company and Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Merger Consideration, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.6, and any amounts payable in accordance with Section 2.2(f), payable upon due surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 2.2(b), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Company, Parent or the Exchange Agent shall be liable to any holder of a Certificate or Book-Entry Share for any Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e)            Lost, Stolen or Destroyed Certificates. In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder thereof and, if reasonably required by the Surviving Company or the Exchange Agent, the posting by such holder of a customary bond issued for lost, stolen or destroyed stock certificates, in such reasonable amount as the Surviving Company or the Exchange Agent may direct, as indemnity against any claim that may be made against the Surviving Company or the Exchange Agent with respect to such Certificate, the Exchange Agent shall, if such holder has otherwise delivered a properly completed and duly executed letter of transmittal, issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration payable in respect thereof pursuant to Section 2.1 hereof, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.6, and any amounts payable in accordance with Section 2.2(f).

(f)            Dividends or Distributions with Respect to Parent Stock. No dividends or other distributions with respect to Parent Stock with a record date after the First Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the shares of Parent Stock issuable hereunder, and all such dividends and other distributions shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate or Book-Entry Share (or affidavit of loss in lieu thereof) in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate or Book-Entry Share (or affidavit of loss in lieu thereof) there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the First Effective Time theretofore paid with respect to such shares of Parent Stock to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the First Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Stock.

Section 2.3             Dissenters’ Rights.

(a)            Notwithstanding anything in this Agreement to the contrary, Company Shares or Canyon Newco Shares issued and outstanding immediately prior to the Pre-Closing Merger Effective Time or the First Effective Time, as applicable, and held by a holder of record who did not vote in favor of the adoption of this Agreement (or consent thereto in writing) and is entitled to demand and properly demands appraisal of such Company Shares or Canyon Newco Shares, as applicable (“Dissenting Shares”), pursuant to, and who has properly exercised and perfected his or her demand for appraisal rights under and complies in all respects with, Section 262 of the DGCL (the “Appraisal Rights”) shall not be converted into the right to receive the Canyon Newco Shares or the Merger Consideration, as applicable, payable pursuant to Section 2.1, but instead shall be converted into the right to receive the appraised value of such Dissenting Shares in accordance with the Appraisal Rights (it being understood and acknowledged that such Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto other than the right to receive the appraised value of such Dissenting Shares to the extent afforded by the Appraisal Rights); provided, however, that if any such holder (including any holder of Proposed Dissenting Shares) shall fail to perfect or otherwise shall waive, withdraw or lose the right to payment of the fair value of such Dissenting Shares under the Appraisal Rights, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted into, and to have become exchangeable solely for the right to receive, without interest or duplication, Canyon Newco Shares pursuant to Section 2.1(a) that were thereafter converted into the right to receive the Merger Consideration, or the Merger Consideration, as applicable. “Proposed Dissenting Shares” means shares of Company Common Stock or Canyon Newco Shares whose holders provide demands for appraisal to the Company prior to the Company Special Meeting and do not vote in favor of the adoption of this Agreement, in each case in accordance with the Appraisal Rights.

(b)            The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of any Canyon Newco Shares, of any withdrawals of such demands and of any other instruments served pursuant to the DGCL and received by the Company relating to Appraisal Rights, and Parent shall have the opportunity to participate in all negotiations and proceedings with respect to such demands. Prior to the First Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing.

Section 2.4             Treatment of Company RSU Awards.

(a)            As of the First Effective Time, each award of restricted stock units corresponding to Company Shares (each, a “Company RSU Award”) granted under the Company Equity Plans (other than an award covered by Section 2.4(b) or 2.4(c)) that is not then vested shall be assumed by Parent and, automatically and without any action on the part of the holder thereof, shall be converted into a Parent restricted stock unit award (a “Parent RSU Award”) covering a number of Parent Shares (rounded to the nearest whole share) equal to the product obtained by multiplying (i) the number of shares covered by such Company RSU Award immediately prior to the First Effective Time by (ii) the RSU Award Exchange Ratio. Except as otherwise provided in this Section 2.4(a), each Parent RSU Award as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company RSU Award.

(b)            As of the First Effective Time, each Company RSU Award granted under the Company Equity Plans that is held by a non-employee director of the Company shall, automatically and without any action on the part of the holder thereof, be converted into the right to receive, no later than five (5) business days following the First Effective Time (or such later date required to avoid the imposition of Taxes under Section 409A of the Code), the Merger Consideration in respect of each Company Share covered by such Company RSU Award.

(c)            As of the First Effective Time, each Company RSU Award that is subject to performance-based vesting conditions that is granted under the Company Equity Plans shall be treated as follows:

(i)            If the First Effective Time occurs prior to the first anniversary of the grant date applicable to such Company RSU Award, then such award shall be assumed by Parent and, automatically and without any action on the part of the holder thereof, shall be converted into a Parent RSU Award covering a number of Parent Shares (rounded to the nearest whole share) equal to the product obtained by multiplying (A) 100% of the target number of Company Shares covered by such Company RSU Award immediately prior to the First Effective Time by (B) the RSU Award Exchange Ratio, and such Parent RSU Award shall vest in equal installments upon the first, second and third anniversary of the award grant date (subject to continued employment through the applicable vesting date) or upon an earlier qualifying termination of employment, with vesting no longer subject to any performance conditions. Except as otherwise provided in this Section 2.4(c)(i), each Parent RSU Award, as so assumed and converted, shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company RSU Award.

(ii)           If the First Effective Time occurs between the first and second anniversary of the grant date applicable to such Company RSU Award, then such Company RSU Award shall be assumed by Parent and, automatically and without any action on the part of the holder thereof, shall be converted into a Parent RSU Award covering a number of Parent Shares (rounded to the nearest whole share) equal to the product obtained by multiplying (A) the number of Company Shares covered by such Company RSU Award (assuming performance at the 100% of target level) immediately prior to the First Effective Time by (B) the RSU Award Exchange Ratio, and such Parent RSU Award shall vest in equal installments upon the second and third anniversary of the award grant date (subject to continued employment through the applicable vesting date) or upon an earlier qualifying termination of employment, with vesting no longer subject to any performance conditions. Except as otherwise provided in this Section 2.4(c)(ii), each Parent RSU Award, as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company RSU Award.

(iii)          If the First Effective Time occurs between the second and third anniversary of the grant date applicable to such Company RSU Award, then such Company RSU Award shall be assumed by Parent and, automatically and without any action on the part of the holder thereof, shall be converted into a Parent RSU Award covering a number of Parent Shares (rounded to the nearest whole share) equal to the product obtained by multiplying (A) the number of Company Shares covered by such Company RSU Award (assuming performance at the 100% of target level) immediately prior to the First Effective Time by (B) the RSU Award Exchange Ratio, and such Parent RSU Award shall vest upon the third anniversary of the award grant date (subject to continued employment through the applicable vesting date) or upon an earlier qualifying termination of employment, with vesting no longer subject to any performance conditions. Except as otherwise provided in this Section 2.4(c)(iii), each Parent RSU Award, as so assumed and converted, shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company RSU Award.

(d)            Prior to the First Effective Time, the Company shall pass resolutions as are necessary for the adjustment of the Company RSU Awards as contemplated by this Section 2.4.

Section 2.5             Withholding. The Company, Canyon Newco, the Exchange Agent, Parent, US Holdco, the Pre-Closing Surviving Corporation, the First Surviving Corporation and the Surviving Company shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as are required to be withheld or deducted with respect to the making of such payment under the Code, or any applicable provisions of state, local or non-U.S. Law. To the extent that amounts are so deducted and withheld and timely remitted to the appropriate Governmental Entity, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.6             Fractional Shares. No fractional shares (and no certificate or scrip representing fractional shares) of Parent Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote, to dividends or to any other rights of a shareholder of Parent. Notwithstanding any other provision of this Agreement, each holder of shares of Canyon Newco Common Stock converted pursuant to the First Merger who would otherwise have been entitled to receive a fraction of a share of Parent Stock shall receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of a share of Parent Stock multiplied by the Parent Stock Price.

Article III

REPRESENTATIONS AND
WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents filed or furnished with the SEC since July 31, 2018 (including exhibits and other information incorporated by reference therein, but excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) prior to the date hereof, it being agreed that nothing disclosed in the Company SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Section 3.1(a), Section 3.2(a), Section 3.3, Section 3.22 or Section 3.24), or in the applicable section of the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section of the Company Disclosure Letter shall be deemed disclosure with respect to any other section of this Agreement to the extent to which the relevance of such item is reasonably apparent), the Company represents and warrants to Parent, US Holdco and Crystal Merger Sub as set forth below.

Section 3.1             Qualification, Organization, Subsidiaries, etc.

(a)            Each of the Company and the Company Subsidiaries is, and each of the Canyon Newco Entities will be, a legal entity duly organized and validly existing under the Laws of its respective jurisdiction of organization. Each of the Company and the Company Subsidiaries is, and each of the Canyon Newco Entities will be, where relevant, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or, where relevant, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, or prevent or materially impair the ability of the Company to consummate the Mergers by the Outside Date. The Company has filed with the SEC, prior to the date of this Agreement, a complete and accurate copy of the Company Certificate and the Company Bylaws. The Company Certificate and the Company Bylaws are in full force and effect and the Company is not in violation of either the Company Certificate or the Company Bylaws.

(b)            Subsidiaries. All the issued and outstanding shares of capital stock of, or other equity interests in, each Company Subsidiary (i) are wholly owned, directly or indirectly, by the Company and (ii) have been duly authorized, validly issued and are fully paid and nonassessable, or will be, with respect to each of the Canyon Newco Entities. All the issued and outstanding shares of capital stock of, or other equity interests in, each Company Subsidiary that are owned, directly or indirectly, by the Company are so owned, and will be with respect to the Canyon Newco Entities, free and clear of all Liens. The Company has made available to Parent complete and correct copies of its Subsidiaries’ certificates of incorporation and by-laws or comparable governing documents, each as amended to the date hereof, and each as so delivered is in full force and effect. No Subsidiary of the Company owns any Company Shares or Company Preferred Stock or rights in such Company Shares or Company Preferred Stock.

Section 3.2             Capitalization.

(a)            The authorized capital stock of the Company consists of 75,000,000 shares of Company Common Stock and 1,000,000 shares of preferred stock, par value $1.00 per share (“Company Preferred Stock”). As of January 8, 2021 (the “Company Capitalization Date”), (i)(A) 42,265,647 Company Shares were issued and outstanding; (B) 4,692,843 Company Shares were held in treasury; (C) no Company Shares were held by Subsidiaries of the Company, (ii) 724,169 Company Shares were covered by Company RSU Awards (assuming target performance with respect to performance-based Company RSU Awards), (iii) no shares of Company Preferred Stock were issued or outstanding, (iv) no options were issued or outstanding, and (v) no restricted stock awards were issued or outstanding. As of the Company Capitalization Date, there were outstanding $168,000,000 aggregate principal amount of Convertible Notes (with a conversion rate as of the Company Capitalization Date equal to 24.0912 Company Shares per thousand dollar principal amount, subject to adjustment as provided in the Indenture). All the outstanding Company Shares are, and all Company Shares reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights.

(b)            Except as set forth in Section 3.2(a) above, and except for the Convertible Notes, as of the date hereof: (i) the Company does not have any shares of capital stock or other equity interests issued or outstanding other than Company Shares that have become outstanding after the Company Capitalization Date upon settlement of Company RSU Awards, and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which the Company or any of the Company Subsidiaries is a party obligating the Company or any of the Company Subsidiaries to (A) issue, transfer or sell any shares in the capital or other equity interests of the Company or any Company Subsidiary or securities convertible into or exchangeable for such shares or equity interests (in each case other than to the Company or a wholly owned Subsidiary of the Company); (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; or (C) redeem or otherwise acquire any such shares in its capital or other equity interests.

(c)            Except for the Convertible Notes, neither the Company nor any Company Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(d)            There are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of the capital stock or other equity interest of the Company or any Company Subsidiary.

Section 3.3             Corporate Authority Relative to this Agreement; No Violation.

(a)            The Company has all requisite corporate power and authority to enter into, deliver and perform its obligations under, this Agreement and, subject (in the case of the Pre-Closing Merger and the First Merger) to receipt of the Company Stockholder Approval, the adoption of this Agreement by the Company as the sole stockholder of Canyon Newco and by Canyon Newco as the sole stockholder of Canyon Merger Sub and the approval of the Pre-Closing Conversion and the limited liability company agreement of the Company by Canyon Newco as the sole stockholder of the Company following the Pre-Closing Merger Effective Time, to consummate the Transactions, including the Mergers. The Canyon Newco Entities will have all requisite corporate power and authority to perform the applicable obligations under this Agreement and, subject (in the case of the Pre-Closing Merger and the First Merger) to receipt of the Company Stockholder Approval, to consummate the Transactions, including the Mergers. The execution, performance and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Company Board of Directors (and will be so duly and validly authorized, as applicable by the board of directors of Canyon Newco, as applicable) and (in the case of the Pre-Closing Merger and the First Merger, except for (i) receipt of the Company Stockholder Approval and the adoption of this Agreement by the Company as the sole stockholder of Canyon Newco and by Canyon Newco as the sole stockholder of Canyon Merger Sub and the approval of the Pre-Closing Conversion and the limited liability company agreement of the Company by Canyon Newco as the sole stockholder of the Company following the Pre-Closing Merger Effective Time, (ii) the filing of the Pre-Closing Certificate of Merger, (iii) the filing of the Pre-Closing Certificate of Conversion, and (iv) the filing of the First Certificate of Merger with the DSOS), no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the Transactions. On or prior to the date hereof, the Company Board of Directors has unanimously (x) resolved that this Agreement and the Transactions, including the Mergers, are fair to and in the best interests of the Company and the stockholders of the Company, (y) approved and declared advisable this Agreement and the Transactions, including the Mergers, on the terms and subject to the conditions set forth herein, in accordance with the requirements of the DGCL and directed that this Agreement be submitted for adoption at a meeting of the Company’s stockholders, and (z) has adopted a resolution to make, subject to Section 5.3, the Company Board Recommendation. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent, US Holdco and Crystal Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b)       Other than in connection with or in compliance with (i) filing the Pre-Closing Certificate of Merger, the Pre-Closing Certificate of Conversion, the First Certificate of Merger and the Second Certificate of Merger, (ii) applicable requirements of the Securities Act, (iii) applicable requirements of the Exchange Act, (iv) applicable requirements of the HSR Act, (v) any applicable requirements of other Antitrust Laws or FDI Laws, (vi) any applicable requirements of the NYSE and (vii) the consents set forth on Section 3.3(b) of the Company Disclosure Letter, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary, under applicable Law, for the execution, delivery or performance of this Agreement by the Company or the consummation by the Company (or the Canyon Newco Entities) of the Transactions, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or prevent or materially impair the ability of the Company (or the Canyon Newco Entities) to consummate the Mergers by the Outside Date.

(c)       The execution, performance and delivery by the Company of this Agreement do not, and, except as described in Section 3.3(b), the consummation of the Transactions and compliance with the provisions hereof will not (i) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation, suspension, revocation, nonrenewal or acceleration of any material obligation or to the loss of a material benefit under any Contract, loan, guarantee of Indebtedness or credit agreement, note, bond, mortgage, indenture, lease, permit (including Company Permits), concession, franchise or right binding upon the Company or any of the Company Subsidiaries (including the Canyon Newco Entities) or result in the creation of any Lien upon any of the properties, rights or assets of the Company or any Company Subsidiaries, other than Permitted Liens, (ii) conflict with or result in any violation of any provision of the Company Governing Documents or any of the organizational documents of any Company Subsidiary or (iii) conflict with or violate any Laws applicable to the Company or any of the Company Subsidiaries (including the Canyon Newco Entities) or any of their respective properties or assets, other than in the case of clauses (i), (ii) (with respect to Company Subsidiaries) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or prevent or materially impair the ability of the Company to consummate the Mergers by the Outside Date.

Section 3.4        Reports and Financial Statements.

(a)        From July 31, 2018, the Company has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC (the “Company SEC Documents”). As of their respective dates, or, if amended, as of the date of (and giving effect to) the last such amendment prior to the date hereof, the Company SEC Documents complied, or if not yet filed or furnished, will when so filed or furnished comply, in all material respects with the requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents contained, or if not yet filed or furnished, will not contain when so filed or furnished, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any Company SEC Documents and none of the Company SEC Documents is the subject of ongoing SEC review. From July 31, 2018 through the date of this Agreement, there have not been any material complaints or concerns made through the Company’s whistleblower hot line or equivalent system for receipt of employee concerns alleging violations of Law relating to the Company’s accounting policies or practices that remain outstanding or unresolved. The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(b)       The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents when filed complied, or if not yet filed, will when so filed comply, as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing and fairly present, or if not yet filed, will when so filed fairly present, in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with United States Generally Accepted Accounting Principles (“GAAP”) (except, in the case of the unaudited statements, to the extent permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(c)        Each required form, report and document containing financial statements included in the Company SEC Documents that has been filed with or submitted to the SEC was accompanied by any certifications required to be filed or submitted by the Company’s principal executive officer and principal financial officer pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certification, such certification complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

Section 3.5        Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and the Company Subsidiaries, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and the Company Subsidiaries are being made only in accordance with authorizations of management and directors of the Company and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s or any of the Company Subsidiaries’ assets that would be reasonably likely to have a material effect on its financial statements. The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to its auditors and the audit committee of the Company Board of Directors (x) any significant deficiencies in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and audit committee of its board of directors any material weaknesses in internal control over financial reporting and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and the Company has made available to Parent as of the date of this Agreement the details of any such disclosures (if any) made by management to the Company’s independent registered public accounting firm and audit committee since July 31, 2018. From July 31, 2018 to the date of this Agreement, the Company has not received written notice from the SEC or any other Governmental Entity indicating that any of its accounting policies or practices are or may be the subject of any review, inquiry, investigation or challenge by the SEC or any other Governmental Entity.

Section 3.6        No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in the Company’s consolidated balance sheet (or the notes thereto) as of July 31, 2020 included in the Company SEC Documents, (b) for liabilities incurred in the ordinary course of business since July 31, 2020, (c) as expressly permitted or contemplated by this Agreement and (d) for liabilities which have been discharged or paid in full, as of the date hereof, neither the Company nor any Company Subsidiary has any liabilities, of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than those which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.7        Compliance with Laws; Permits.

(a)        The Company and each Company Subsidiary is, and has been at all time since July 31, 2018, in compliance with (and each of the Canyon Newco Entities will be) and are not, and have not been at any time since July 31, 2018 (and each of the Canyon Newco Entities will not be), in default under or in violation of any Laws applicable to the Company, such Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, no investigation or review by any Governmental Entity with respect to the Company or any Company Subsidiaries is pending or threatened, nor has any Governmental Entity indicated an intention to conduct the same, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)       The Company and the Company Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, registrations and Orders of any Governmental Entity necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect and there is no claim, action, proceeding or suit or, to the knowledge of the Company, investigation pending, or, to the knowledge of the Company, threatened that seeks the revocation, cancellation, termination, non-renewal or adverse modification of any Company Permit, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or prevent or materially impair the ability of the Company to consummate the Mergers by the Outside Date.

Section 3.8        Environmental Laws and Regulations. Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (a) the Company and the Company Subsidiaries are now and have been during the past five years in compliance with all, and have not violated any, applicable Environmental Laws; (b) no property currently or formerly owned, leased or operated by the Company or any Company Subsidiaries (including soils, groundwater, surface water, buildings or other structures), or any other location used by the Company or any Company Subsidiary, is contaminated with any Hazardous Substance in a manner that is or is reasonably likely to be required to be remediated or removed, that is in violation of any Environmental Law, or that is reasonably likely to give rise to any Environmental Liability; (c) during the past five years, neither the Company nor any Company Subsidiaries has received any notice, demand letter, claim or request for information alleging that the Company or any Company Subsidiaries may be in violation of or subject to liability under any Environmental Law or are allegedly subject to any Removal, Remedial or Response actions; (d) neither the Company nor any Company Subsidiaries is subject to any Order or agreement with any Governmental Entity imposing liability or obligations relating to any Environmental Law or any Hazardous Substance; and (e) the Company has all of the material Environmental Permits necessary for the conduct and operation of its business as now being conducted, and all such Environmental Permits are in good standing.

Section 3.9        Employee Benefit Plans.

(a)       Section 3.9(a) of the Company Disclosure Letter sets forth, as of the date hereof, each material Company Benefit Plan. For purposes of this Agreement, “Company Benefit Plan” means each employee benefit plan (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, collective bargaining, profit sharing, pension, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, and each insurance and other similar fringe or employee benefit plan, program or arrangement, and any trust related thereto, in each case for the benefit of current employees, directors or consultants (or any dependent or beneficiary thereof) of the Company or any Company Subsidiary or with respect to which the Company or any Company Subsidiary may have any obligation or liability (whether actual or contingent). With respect to each material Company Benefit Plan, the Company has made available to Parent correct and complete copies of (or, to the extent no such copy exists, a description of), in each case, to the extent applicable, (i) all plan documents, summary plan descriptions, summaries of material modifications, and amendments related to such plans and any related trust agreement; (ii) the most recent Form 5500 Annual Report; (iii) the most recent audited financial statement and actuarial valuation; and (iv) all material filings and correspondence with any Governmental Entity.

(b)       (i) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Company Benefit Plans has been operated and administered in compliance with applicable Laws, including, but not limited to, ERISA, the Code and in each case the regulations thereunder; (ii) no Company Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code; (iii) no Company Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or Company Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or comparable U.S. state Law; (iv) no liability under Title IV of ERISA has been incurred by the Company, the Company Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that is likely to cause the Company, the Company Subsidiaries or any of their ERISA Affiliates to incur a liability thereunder; (v) no Company Benefit Plan is a “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA; (vi) except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all contributions or other amounts payable by the Company or Company Subsidiaries pursuant to each Company Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards; (vii) except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there are no pending, or to the knowledge of the Company, threatened or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto; and (viii) except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there have been no prohibited transactions or breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to the Company Benefit Plans that could result in any liability or excise Tax under ERISA or the Code being imposed on the Company or any Company Subsidiary.

(c)       Each of the Company Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter as to its qualification, and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan.

(d)       Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will (i) result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of Indebtedness or otherwise) becoming due to, or increase the amount of compensation due to, any current or former director or employee of the Company or any Company Subsidiary under any Company Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Company Benefit Plan, (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code.

(e)       Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan, if any, which is maintained outside of the United States has been operated in conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Company Benefit Plan is present or operates.

(f)        The Company is not a party to nor does it have any obligation under any Company Benefit Plan to compensate any Person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A or 457A of the Code.

(g)       As of the date hereof, the Company has made available a true, correct and complete list of all outstanding awards granted pursuant to the Company Equity Plans including on an award-by-award basis, (i) the award holder’s name, (ii) the type of award, (iii) the date of grant, (iv) the number of shares of Company Common Stock underlying such award, (v) whether such award is time- or performance-vesting, and (vi) the vesting schedule.

Section 3.10      Absence of Certain Changes or Events.

(a)       From July 31, 2020 through the date of this Agreement, there has not occurred any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)       From October 31, 2020 through the date of this Agreement, except for the discussion and negotiation of this Agreement or COVID-19 Responses, neither the Company nor any Company Subsidiary has taken any action that would constitute a breach of Section 5.1(ii) (other than clauses (ii)(a), (b), (c), (h), (m), (n), (o), (p) and (q) thereof and clause (r) to the extent applicable to the foregoing) had such action been taken after the execution of this Agreement.

Section 3.11      Investigation; Litigation. (a) There is no investigation, audit or review pending (or, to the knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or any Company Subsidiary or any of their respective properties, rights or assets, and (b) there are no claims, actions, suits or proceedings pending (or, to the knowledge of the Company, threatened) against the Company or any Company Subsidiary or any of their respective properties, rights or assets before, and there are no Orders, which, in the case of clause (a) or (b), would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.12      Information Supplied. The information relating to the Company and the Company Subsidiaries, directors, officers and stockholders, and such other matters as may reasonably be necessary or advisable to be contained in the proxy statement in preliminary and definitive form relating to the Company Special Meeting, which will be used as a prospectus of Parent with respect to the Parent Stock issuable in the First Merger (together with any amendments or supplements thereto, the “Proxy Statement/Prospectus”), and the registration statement on Form S-4 pursuant to which the offer and sale of shares of Parent Stock in the First Merger (and, if required, with respect to the Canyon Newco Common Stock issuable in the Pre-Closing Merger) will be registered pursuant to the Securities Act and in which the Proxy Statement/Prospectus will be included as a prospectus of Parent (together with any amendments or supplements thereto, the “Form S-4”) will not, on the date the Proxy Statement/Prospectus (and any amendment or supplement thereto) is first mailed to the stockholders of the Company or at the time the Form S-4 (and any amendment or supplement thereto) is declared effective or at the time of the Company Special Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Proxy Statement/Prospectus will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 3.12, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Proxy Statement/Prospectus or the Form S-4 which were not supplied by or on behalf of the Company.

Section 3.13      Regulatory Matters.

(a)       Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company and the Company Subsidiaries holds all Company Permits, including (x) all material authorizations under applicable Healthcare Laws, and (y) authorizations of any applicable Governmental Entity that are concerned with the quality, identity, strength, purity, safety, efficacy, manufacturing, marketing, promoting, distribution, sale, pricing, regulation, import or export of the Company Products (any such Governmental Entity, a “Company Regulatory Agency”) necessary for the lawful operating of the businesses of the Company or any Company Subsidiary as of the Closing (the “Company Regulatory Permits”); (ii) all such Company Regulatory Permits are valid and in full force and effect; (iii) the Company is in compliance with the terms of all Company Regulatory Permits; and (iv) neither the Company nor any of the Company Subsidiaries has received from the applicable Company Regulatory Agency written, or, to the knowledge of the Company, verbal, notice of any action involving the revocation, nonrenewal or modification of any such Company Regulatory Permit. All Company Regulatory Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)       Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the businesses of each of the Company and each Company Subsidiary are being conducted in compliance with all applicable Laws, including all applicable Healthcare Laws and Information Security and Data Privacy Laws. Since July 31, 2018, neither the Company nor any Company Subsidiary has received any written notification or communication from any Company Regulatory Agency of noncompliance by, or liability of Company or the Company Subsidiaries under, any applicable Healthcare Laws and Information Security and Data Privacy Laws, except where such noncompliance or liability would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, since July 31, 2018, all payments made to health care professionals by the Company or Company Subsidiaries were made, in all material respects, in compliance with applicable Healthcare Laws.

(c)       The Company and the Company Subsidiaries are not party to any material corporate integrity agreements, deferred prosecution agreements, monitoring agreements, consent decrees, settlement agreements, Orders, or similar agreements with or imposed by any Company Regulatory Agency. To the extent the Company or any Company Subsidiaries is a party to any Contract with a health care professional, each such Contract complies, was entered into in compliance with, in all material respects, all applicable Healthcare Laws and provides compensation that is consistent with fair market value in an arms-length transaction.

(d)       There is no action, investigation, audit or proceeding pending or, to the knowledge of the Company, threatened, including any prosecution, injunction, seizure, civil fine, debarment, suspension or recall, in each case alleging any violation applicable to any Company Product by the Company or any of the Company Subsidiaries of any Law, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e)       Since July 31, 2018, all reports, documents, claims, permits and notices required to be filed, maintained or furnished to the FDA or any other Company Regulatory Agency by the Company and the Company Subsidiaries have been so filed, maintained or furnished, except where failure to file, maintain or furnish such reports, documents, claims, permits or notices would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All such reports, documents, claims, permits and notices were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). Since July 31, 2018, neither the Company nor any of the Company Subsidiaries, nor, to the knowledge of the Company, any officer, director, employee, manager, independent contractor, agent or distributor of the Company or any of the Company Subsidiaries, has been excluded, suspended or debarred from participation, or is otherwise ineligible to participate in any federal or state health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law or program. Notwithstanding anything contained in this Section 3.13, no representation or warranty shall be deemed to be made in this Section 3.13 in respect of environmental, Tax, employee benefits or labor Law matters.

Section 3.14      Tax Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a)        all Tax Returns that are required to be filed by or with respect to the Company or any Company Subsidiary have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and accurate;

(b)        the Company and the Company Subsidiaries have paid all Taxes due, whether or not shown as due and payable on any Tax Return described in clause (a), other than Taxes for which adequate reserves have been established in accordance with GAAP on the books and records of the Company and the Company Subsidiaries;

(c)        each of the Company and the Company Subsidiaries has duly and timely withheld or collected all Taxes required to be withheld or collected with respect to any amounts payable to or owing from any employee, creditor, customer, shareholder or other third party, and such withheld or collected Taxes have been either duly and timely paid or remitted to the proper Governmental Entity or properly set aside in accounts for such purpose;

(d)        there is not pending or, to the Company’s knowledge, threatened in writing any audit, examination, investigation or other proceeding with respect to any Taxes of the Company or any Company Subsidiary;

(e)        neither the Company nor any Company Subsidiary has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement;

(f)         none of the Company or the Company Subsidiaries (i) has been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return ( other than any affiliated, combined, consolidated or unitary Tax group of which the Company or any Company Subsidiary is or was the common parent), (ii) is a party to any written agreement relating to the apportionment, sharing, assignment or allocation of Taxes (other than (x) any such agreement or arrangement solely among the Company and/or the Company Subsidiaries and (y) any Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes), or (iii) has any liability for Taxes of any Person (other than the Company or any Company Subsidiary) under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor;

(g)        there are no liens for Taxes upon any property or assets of the Company or the Company Subsidiaries, except for the Permitted Liens;

(h)        neither the Company nor any Company Subsidiary has entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b);

(i)         neither the Company nor any Company Subsidiary has taken or agreed to take any action or knows of any fact, agreement plan or circumstance that is reasonably likely to (i) prevent or impede the Pre-Closing Merger and Pre-Closing Conversion, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) prevent or impede the Parent Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (iii) to cause shareholders of Canyon Newco (other than any Excepted Shareholder) to recognize gain pursuant to Section 367(a)(1) of the Code;

(j)         neither the Company nor any Company Subsidiary has participated in an international boycott within the meaning of Section 999 of the Code;

(k)        no claim has been made in writing against the Company or any Company Subsidiary within the past six years by any Governmental Entity in a jurisdiction where the Company or such Company Subsidiary does not file Tax Returns that the Company or such Company Subsidiary is or may be subject to taxation by that jurisdiction; and

(l)         no closing agreements, private letter rulings, technical advice memoranda or similar written agreement or rulings with respect to Taxes have been entered into or issued by any Governmental Entity with respect to the Company or any Company Subsidiary that will remain in effect and be binding following Closing.

Section 3.15      Labor Matters. As of the date hereof, neither the Company nor any Company Subsidiary is a party to, or bound by, or required to be a party to or bound by, any collective bargaining agreement or works council or other Contract with a labor union, works council or other labor organization. Neither the Company nor any Company Subsidiary is, or has been since July 31, 2018, subject to a labor dispute, unfair labor practice charge, strike or work stoppage except as would not have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary is required to obtain the consent of, or provide advance notice to, any works council, labor union, or other labor organization with respect to the Transactions, including the Mergers. The Company has made available to Parent an accurate and complete list, as of December, 2020, of all Company employees on an anonymous basis that sets forth for each employee, the applicable hourly wage rate or annual base salary, exempt/non-exempt status, work location, date of hire, accrued time off, and active/inactive status, current target incentive or bonus compensation opportunity.

Section 3.16      Intellectual Property.

(a)       Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, either the Company or a Company Subsidiary owns, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property used in their respective businesses as currently conducted. There are no pending or, to the knowledge of the Company, threatened claims against the Company or Company Subsidiaries by any Person alleging infringement by the Company or Company Subsidiaries for their use of any Intellectual Property in their respective businesses as currently conducted that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the knowledge of the Company, the conduct of the businesses of the Company and the Company Subsidiaries does not infringe upon any Intellectual Property right of any Person. As of the date hereof, neither the Company nor any Company Subsidiaries has made any claim of a violation or infringement by others of its rights to or in connection with the Intellectual Property used in their respective businesses which violation or infringement would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          To the knowledge of the Company, the registered or issued Intellectual Property owned by the Company or Company Subsidiaries that is material to the Company or Company Subsidiaries is not invalid and enforceable. Except where failure to do so would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries have taken commercially reasonable means actions to protect the value of its trade secrets and material confidential information and the Company’s Information Systems operate and perform as required by the Company in connection with its business.

(c)          Except as has not, and would not reasonably be expected to, have, individually or in the aggregate, a Company Material Adverse Effect, since August 1, 2018:

(i)            all collection, acquisition, use, storage, transfer (including any cross-border transfers), distribution, dissemination or other Processing by the Company and any Company Subsidiary of Personally Identifiable Information are and have been in material compliance with all applicable Information Security and Data Privacy Laws and Privacy Commitments;

(ii)           the Company and each Company Subsidiary has taken commercially reasonable actions to maintain reasonable security controls and technical safeguards to protect the privacy, security and integrity of Personally Identifiable Information as required by applicable Information Security and Data Privacy Laws and any Privacy Commitments;

(iii)          there have been no (and there are no ongoing) breach of security leading to the accidental or unlawful destruction, loss, alteration, unauthorized disclosure of, or access to, acquisition or use of Personally Identifiable Information transmitted, stored or otherwise Processed;

(iv)          there have been no (and there are no ongoing) (i) security breaches in the Information Systems owned or used by the Company or any Company Subsidiaries, and (ii) disruptions in such Information Systems that adversely affected the operations of the Company or any Company Subsidiaries;

(v)           there have been no written complaints from any individual regarding any violation of applicable Information Security and Data Privacy Laws by the Company and each Company Subsidiary or any of their agents, representatives, vendors, or contractors.

Section 3.17         Real Property.

(a)          With respect to the real property owned by the Company or any Company Subsidiary at which the material operations of the Company and the Company Subsidiaries are conducted as of the date hereof (such property collectively, the “Company Owned Real Property”), except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, either the Company or a Company Subsidiary has good and valid title to such the Company Owned Real Property, free and clear of all Liens, other than any Permitted Lien. As of the date hereof, neither the Company nor any Company Subsidiaries has received notice of any pending, and to the knowledge of the Company there is no threatened, condemnation proceeding with respect to any Company Owned Real Property, except proceedings which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each lease, sublease and other agreement under which the Company or any Company Subsidiaries uses or occupies or has the right to use or occupy any material real property at which the material operations of the Company and the Company Subsidiaries are conducted as of the date hereof (the “Company Leased Real Property”), is valid, binding and in full force and effect, except that (A) enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought and (ii) no uncured default of a material nature on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord thereunder exists with respect to any Company Leased Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of the Company Subsidiaries has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the lease, sublease or other agreement applicable thereto, the Company Leased Real Property, free and clear of all Liens, except for Permitted Liens.

Section 3.18         Opinion of Financial Advisor. The Company Board of Directors has received the oral opinion (to be confirmed by delivery of written opinion) of Centerview Partners LLC, on or prior to the date of this Agreement that, as of the date of such written opinion and based upon and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Merger Consideration to be paid to the holders of Company Shares (other than (x) holders of Company Shares to be cancelled in accordance with Section 2.1(b) and Dissenting Shares and (y) any Company Shares held by any Affiliate of the Company or Parent) pursuant to this Agreement is fair, from a financial point of view, to such holders. An executed copy of such written opinion will be delivered to Parent, solely for informational purposes, following receipt thereof by the Company.

Section 3.19         Required Vote. Assuming the accuracy of Parent’s representations and warranties in Section 4.21, the Company Stockholder Approval is the only vote of holders of Company Common Stock which is required to adopt, approve and authorize this Agreement and to consummate the Transactions.

Section 3.20         Material Contracts.

(a)          Except for this Agreement, Section 3.20 of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of each Contract described below in this Section 3.20(a) to which the Company or any Company Subsidiary is a party or by which it is bound, in each case as of the date of this Agreement (all Contracts of the type described in this Section 3.20(a) being referred to herein as the “Company Material Contracts”):

(i)            each Contract that limits in any material respect the freedom of the Company or any of its affiliates to compete in any line of business or geographic region, or with any Person, including any Contract that requires the Company and its affiliates to work exclusively with any Person in any geographic region with respect to a material portion of the business of the Company and the Company Subsidiaries or includes any material “non-competition” provision binding on the Company or any Company Subsidiaries, or which by its terms would so limit the freedom of Parent and its affiliates (other than the Company and the Company Subsidiaries) after the Closing;

(ii)           any partnership, collaboration, co-promotion, commercialization, research, development or joint venture which is material to the Company and the Company Subsidiaries, taken as a whole;

(iii)          each acquisition or divestiture Contract (related to assets or securities) or material licensing agreement (a) entered into since October 31, 2020 or (b) that contains representations, covenants, indemnities or other obligations (including “earn-out” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making of future payments (i) in excess of $3,000,000 with respect to cash payments, individually or in the aggregate with respect to such Contract or series of related Contracts, or (ii) of any capital stock or other equity interests of the Company or Company Subsidiaries, in each case in any fiscal year including or after the date hereof;

(iv)          each Contract relating to outstanding Indebtedness of the Company or Company Subsidiaries for borrowed money or any financial guaranty thereof (whether incurred, assumed, guaranteed or secured by any asset) in an amount in excess of $6,000,000 other than (A) Contracts solely among the Company and any wholly owned Company Subsidiary or solely among wholly owned Company Subsidiaries, (B) financial guarantees entered into in the ordinary course of business not exceeding $3,000,000, individually or in the aggregate (other than surety or performance bonds, letters of credit or similar agreements entered into in the ordinary course of business in each case to the extent not drawn upon), and (C) any Contracts relating to Indebtedness included in the consolidated financial statements in the Company SEC Documents;

(v)           each Contract between the Company or any Company Subsidiary, on the one hand, and any officer, director or affiliate (other than a wholly owned Company Subsidiary) of the Company or any Company Subsidiary or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which the Company or any Company Subsidiary has an obligation to indemnify such officer, director, affiliate or family member;

(vi)          any Contract under which the Company or any Company Subsidiary is granted any license, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property of a third party, which Contract is material to the Company and the Company Subsidiaries, taken as a whole;

(vii)         any Contract under which the Company or any Company Subsidiary has granted to a third party any license, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property, which Contract is material to the Company and the Company Subsidiaries, taken as a whole;

(viii)        any stockholders, investors rights, registration rights or similar agreement or arrangement;

(ix)           any Contract (A) requiring the Company or any Company Subsidiary to purchase a minimum quantity of goods relating to any product that is reasonably expected to involve expenditures by the Company or any of the Company Subsidiaries of more than $3,000,000 or (B) that is reasonably expected to involve payments to the Company or any of the Company Subsidiaries of more than $10,000,000, in the case of each of subclauses (A) and (B), individually or in the aggregate with respect to such Contract or series of related Contracts, in any fiscal year including or after the date hereof;

(x)            any Contract that relates to any swap, forward, futures, or other similar derivative transaction with a notional value in excess of $6,000,000;

(xi)           any Contract involving the settlement of any action or threatened action (or series of related actions) (A) which will (x) involve payments after the date hereof of consideration in excess of $3,000,000, individually or in the aggregate or (y) impose monitoring or reporting obligations to any other Person outside the ordinary course of business or (B) with respect to which material conditions precedent to the settlement have not been satisfied;

(xii)          any Contract with any Governmental Entity, excluding settlement agreements described in the Company SEC Documents and sales or supply agreements entered into in the ordinary course of business;

(xiii)         any Contract not otherwise described in any other subsection of this Section 3.20(a) that is material to the Company and the Company Subsidiaries, taken as a whole, and cannot be terminated by the Company or such Company Subsidiary on less than sixty (60) days’ notice without material payment or penalty;

(xiv)         any material lease or sublease with respect to Company Leased Real Property; and

(xv)         any Contract not otherwise described in any other subsection of this Section 3.20(a) that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company.

(b)          Neither the Company nor any Company Subsidiary is in breach of or default under the terms of any Company Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, as of the date hereof, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Material Contract is a valid and binding obligation of the Company or the Company Subsidiary which is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 3.21         Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, (a) all current, material insurance policies and Contracts of the Company and the Company Subsidiaries are in full force and effect and are valid and enforceable and cover against the risks as are customary in all material respects for companies of similar size in the same or similar lines of business and (b) all premiums due thereunder have been paid. Neither the Company nor any Company Subsidiaries has received notice of cancellation or termination with respect to any material third party insurance policies or Contracts (other than in connection with normal renewals of any such insurance policies or Contracts) where such cancellation or termination would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.22         Finders and Brokers. Neither the Company nor any Company Subsidiary has employed any investment banker, broker or finder in connection with the Transactions, other than Centerview Partners LLC, who might be entitled to any fee or any commission in connection with or upon consummation of the Mergers. The Company has disclosed to Parent a good faith estimate of the amount of the fees that Centerview Partners LLC and legal counsel are entitled to receive in connection with the Transactions.

Section 3.23         FCPA, Anti-Corruption and International Trade Laws. Except for those matters which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect:

(a)          neither the Company nor any Company Subsidiary, nor any director, manager or employee of the Company or any Company Subsidiary has in the last five (5) years, in connection with the business of the Company or any Company Subsidiary, itself or, to the Company’s knowledge, any of its agents, representatives, sales intermediaries, or any other third party, in each case, acting on behalf of the Company or any Company Subsidiary, taken any action in violation of the FCPA or other applicable Bribery Legislation (in each case to the extent applicable) or the Arms Export Control Act, the International Emergency Economic Powers Act, the Export Control Reform Act, the Export Administration Act, the International Traffic in Arms Regulations, the Export Administration Regulations, the Laws and Orders administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the Laws relating to the anti-boycott requirements administered by the U.S. Department of Commerce and the U.S. Department of the Treasury, the Tariff Act of 1930 and other Laws and programs administered by U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement, and their predecessor agencies, the Foreign Trade Regulations, and any other Laws governing the export or import of items, materials, technology, or data (collectively, the “Export Laws”) (in each case to the extent applicable);

(b)          neither the Company nor any Company Subsidiary, nor any director, manager or employee of the Company or any Company Subsidiary, are, or in the past five (5) years have been, subject to any actual, pending, or threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving the Company or any Company Subsidiary in any way relating to applicable Bribery Legislation, including the FCPA;

(c)          the Company and each Company Subsidiary has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company and each Company Subsidiary as required by the FCPA in all material respects;

(d)          the Company and each Company Subsidiary has instituted policies and procedures designed to ensure compliance with the FCPA and other applicable Bribery Legislation and maintain such policies and procedures in force; and

(e)           no officer, director, or employee of the Company or any Company Subsidiary is a Government Official.

Section 3.24         Takeover Statutes. Other than Section 203 of DGCL (from which the Company has taken all action necessary to exempt this Agreement and the Transactions, including the Mergers), no Takeover Statutes are applicable to the Transactions, including the Mergers. As of the date of this Agreement, there is no stockholder rights plan, “poison pill” anti-takeover plan or similar device in effect to which the Company or any Company Subsidiaries is, or the Canyon Newco Entities will be, subject, party or otherwise bound.

Section 3.25         Transactions with Affiliates. To the knowledge of the Company, since July 31 2018, there have been no transactions, or series of related transactions, agreements, arrangements or understandings in effect, nor are there any currently proposed transactions, or series of related transactions, agreements, arrangements or understandings, that would be required to be disclosed under Item 404(a) of Regulation S-K that have not been otherwise disclosed in the Company SEC Documents filed prior to the date hereof.

Section 3.26         Material Customers and Suppliers. From July 31, 2020 through the date hereof, no Company Material Customer or Company Material Supplier has terminated, materially curtailed or, notified the Company or any Company Subsidiaries in writing (or, to the knowledge of the Company, otherwise notified the Company or any Company Subsidiaries) that it intends to terminate or materially curtail its business relationship with the Company and the Company Subsidiaries. For purposes of this Agreement, “Company Material Customers” means the Company’s 10 largest customers for the fiscal year ended July 31, 2020 as measured by gross revenue, and “Company Material Suppliers” means the Company’s 10 largest suppliers for the fiscal year ended July 31, 2020, as measured by gross expenditures.

Section 3.27         No Canyon Newco Entities Activity. From the date of their incorporation, Canyon Newco and Canyon Merger Sub will not have engaged in any activities other than in connection with (a) this Agreement and (b) becoming a guarantor (and guaranteeing obligations outstanding) under and in accordance with the terms and conditions of the Credit Agreement as in effect as of the date of this Agreement.

Section 3.28         No Other Representations. Neither the Company nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company or Company Subsidiaries, their businesses, operations, assets, liabilities, financial condition or results of operations or the accuracy or completeness of any information regarding the Company or Company Subsidiaries or any other matter furnished or provided to Parent or made available to Parent in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the Transactions, except for the representations and warranties made by the Company in this Article III (as qualified by the Company Disclosure Letter and the introduction to this Article III) or any certificate delivered pursuant to this Agreement, or with respect to future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects).  The Company and its Affiliates disclaim any representations or warranties except for the representations and warranties made by the Company in this Article III (as qualified by the Company Disclosure Letter and the introduction to this Article III) or any certificate delivered pursuant to this Agreement, whether made by the Company or any Company Subsidiaries or any of their respective Affiliates or Representatives.  The Company acknowledges and agrees that neither the Parent Entities nor any other Person is making or has made any representations or warranties, expressed or implied, at law or in equity, with respect to or on behalf of the Parent Entities or any Parent Subsidiary, their businesses, operations, assets, liabilities, financial condition or results of operations or the accuracy or completeness of any information regarding the Parent Entities or any Parent Subsidiary or any other matter furnished or provided to the Company or made available to the Company in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, or the Transactions, except for the representations and warranties made by the Parent Entities in Article IV (as qualified by the Parent Disclosure Letter and the introduction to Article IV) or any certificate delivered pursuant to this Agreement, or with respect to future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects).  The Company specifically disclaims that it is relying on or has relied on any such representations or warranties except for the representations and warranties made by the Parent Entities in Article IV (as qualified by the Parent Disclosure Letter and the introduction to Article IV) or any certificate delivered pursuant to this Agreement that may have been made by any Person, and acknowledges and agrees that the Parent Entities and their Affiliates have specifically disclaimed and do hereby specifically disclaim any such representations and warranties.

Article IV

REPRESENTATIONS AND WARRANTIES
OF PARENT, US HOLDCO AND CRYSTAL MERGER SUB

Except as disclosed in the Parent SEC Documents filed or furnished with the SEC since March 31, 2018 (including exhibits and other information incorporated by reference therein, but excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) prior to the date hereof, it being agreed that nothing disclosed in the Parent SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Section 4.1(a), Section 4.2(a), Section 4.3 or Section 4.22) or in the applicable section of the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section of this Agreement to the extent to which the relevance of such item is reasonably apparent), Parent, US Holdco and Crystal Merger Sub jointly and severally represent and warrant to the Company as set forth below.

Section 4.1           Qualification, Organization, Subsidiaries, etc.

(a)          Each of Parent, US Holdco, Crystal Merger Sub and the Parent Subsidiaries is a legal entity duly organized and validly existing under the Laws of its respective jurisdiction of organization. Each of Parent, US Holdco, Crystal Merger Sub and the Parent Subsidiaries is, where relevant, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or, where relevant, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent or materially impair the ability of Parent, US Holdco and Crystal Merger Sub to consummate the Parent Mergers by the Outside Date. Parent has filed with the SEC, prior to the date of this Agreement, complete and accurate copies of the Articles of Association of Parent as amended to the date hereof (the “Parent Articles of Association”). The Parent Articles of Association are in full force and effect and Parent is not in violation of the Parent Articles of Association.

(b)          Subsidiaries. All the issued and outstanding shares of capital stock of, or other equity interests in, each Parent Subsidiary (i) are wholly owned, directly or indirectly, by Parent free and (ii) have been validly issued and are fully paid and nonassessable. All the issued and outstanding shares of capital stock of, or other equity interests in, each Parent Subsidiary that are owned, directly or indirectly, by the Parent are so owned free and clear of all Liens, other than Permitted Liens.

Section 4.2           Share Capital.

(a)          The authorized share capital of Parent consists of 500,000,000 Parent Shares, 25,000 deferred ordinary shares, par value €1.00 per share (“Parent Deferred Shares”) and 50,000,000 preferred shares, par value $0.001 per share (“Parent Preferred Shares”). As of January 7, 2021 (the “Parent Capitalization Date”), (i)(A) 85,352,484 Parent Shares were issued and outstanding (including restricted stock granted pursuant to the Parent Equity Plans) and (B) zero (0) Parent Shares were held in treasury, (ii) (A) 85,013 Parent Shares underlie issued and outstanding restricted stock units granted pursuant to the Parent Equity Plans and (B) 3,583,942 Parent Shares remain reserved for issuance pursuant to the Parent Equity Plans, (iii) zero (0) Parent Deferred Shares were issued and outstanding, (iv) zero (0) Parent Preferred Shares were issued and outstanding, (v) 1,640,077 Parent Shares underlie issued and outstanding nonqualified stock options granted pursuant to the Parent Equity Plans and (vi) 3,200 stock appreciation rights granted pursuant to the Parent Equity Plans were issued and outstanding. All the outstanding Parent Stock are, and all Parent Stock reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights. All issued and outstanding shares in the capital of, or other equity interests in, each Significant Subsidiary of Parent are wholly owned, directly or indirectly, by Parent free and clear of all Liens, other than Permitted Liens.

(b)          Except as set forth in Section 4.2(a) above, as of the date hereof: (i) Parent does not have any shares of capital stock or other equity interests issued or outstanding other than Parent Shares that have become outstanding after the Parent Capitalization Date upon exercise or settlement of Parent Equity Awards, and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of shares to which Parent or any of Parent’s Subsidiaries is a party obligating Parent or any of Parent’s Subsidiaries to (i) issue, transfer or sell any shares or other equity interests of Parent or any Subsidiary of Parent or securities convertible into or exchangeable for such shares or equity interests (in each case other than to Parent or a wholly owned Subsidiary of Parent); (ii) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; or (iii) redeem or otherwise acquire any such shares or other equity interests.

(c)          Neither Parent nor any Parent Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of Parent on any matter.

(d)          There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting of the shares or other equity interest of Parent or any of its Subsidiaries.

Section 4.3           Corporate Authority Relative to this Agreement; No Violation.

(a)          Parent, US Holdco and Crystal Merger Sub have all requisite corporate or similar power and authority to enter into, deliver and perform its obligations under this Agreement and to consummate the Transactions, including the Parent Mergers. The execution, performance and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Parent Board of Directors and, except for the filing of the First Certificate of Merger and Second Certificate of Merger with the DSOS no other corporate proceedings on the part of Parent or any Parent Subsidiary are necessary to authorize the consummation of the Parent Mergers. On or prior to the date hereof, the Parent Board of Directors has unanimously resolved that this Agreement and the Transactions, including the Parent Mergers, are fair to and in the best interests of Parent and the shareholders of Parent, and approved and declared advisable this Agreement and the Transactions, including the Parent Mergers, on the terms and subject to the conditions set forth herein. This Agreement has been duly and validly executed and delivered by Parent, US Holdco and Crystal Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of Parent, US Holdco and Crystal Merger Sub, enforceable against Parent, US Holdco and Crystal Merger Sub in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b)          Other than in connection with or in compliance with (i) filing the First Certificate of Merger and the Second Certificate of Merger, (ii) applicable requirements of the Securities Act, (iii) applicable requirements of the Exchange Act, (iv) applicable requirements of the HSR Act, (v) any applicable requirements of other Antitrust Laws or FDI Laws, (vi) any applicable requirements of the NYSE and (vii) the consents set forth on Section 4.3(b) of the Parent Disclosure Letter, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary, under applicable Law, for the execution, delivery or performance of this Agreement by the Company or the consummation by Parent, US Holdco and Crystal Merger Sub of the Transactions, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, or prevent or materially impair the ability of Parent, US Holdco or Crystal Merger Sub to consummate the Parent Mergers by the Outside Date.

(c)          The execution, performance and delivery by Parent, US Holdco and Crystal Merger Sub of this Agreement do not, and, except as described in Section 4.3(b), the consummation of the Transactions and compliance with the provisions hereof will not (i) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation, suspension, revocation, nonrenewal or acceleration of any material obligation or to the loss of a material benefit under any Contract, loan, guarantee of Indebtedness or credit agreement, note, bond, mortgage, indenture, lease, permit (including Parent Permits), concession, franchise or right binding upon Parent or any of Parent’s Subsidiaries or result in the creation of any Lien upon any of the properties, rights or assets of Parent or any of Parent’s Subsidiaries, other than Permitted Liens, (ii) conflict with or result in any violation of any provision of the Parent Governing Documents or the organizational documents of US Holdco or Crystal Merger Sub or (iii) conflict with or violate any Laws applicable to Parent, US Holdco or Crystal Merger Sub or any of their respective properties or assets, other than in the case of clauses (i) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or prevent or materially impair the ability of Parent, US Holdco and Crystal Merger Sub to consummate the Parent Mergers by the Outside Date.

Section 4.4         Reports and Financial Statements.

(a)        From March 31, 2018 through the date of this Agreement, Parent and Former STERIS have filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by them with the SEC (the “Parent SEC Documents”). As of their respective dates or, if amended, as of the date of (and giving effect to) the last such amendment prior to the date hereof, the Parent SEC Documents complied, or if not yet filed or furnished, will when so filed or furnished comply, in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained, or if not yet filed or furnished, will not contain when so filed or furnished, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any Parent SEC Documents and none of the Parent SEC Documents is the subject of ongoing SEC review. From March 31, 2018 through the date of this Agreement, there have not been any material complaints or concerns made through the Company’s whistleblower hot line or equivalent system for receipt of employee concerns alleging possible violations of Law related to Parent’s accounting policies or practices that remain outstanding or unresolved. Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(b)        The consolidated financial statements (including all related notes and schedules) of Parent or Former STERIS, as applicable, included in the Parent SEC Documents when filed complied, or if not yet filed, will when so filed comply, as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing and fairly present, or if not yet filed, will when so filed fairly present, in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, to the extent permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(c)        Each required form, report and document containing financial statements that has been filed with or submitted to the SEC was accompanied by any certifications required to be filed or submitted by Parent’s principal executive officer and principal financial officer pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certification, such certification complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act. Neither Parent nor any of its executive officers has received written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

Section 4.5         Internal Controls and Procedures. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent and its Subsidiaries, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent and its Subsidiaries are being made only in accordance with authorizations of management and directors of Parent and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s or any of its Subsidiaries’ assets that would be reasonably likely to have a material effect on its financial statements. Parent has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to its auditors and the audit committee of its board of directors (x) any significant deficiencies in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and has identified for Parent’s auditors and audit committee of the Parent Board of Directors any material weaknesses in internal control over financial reporting and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. From March 31, 2018 to the date of this Agreement, Parent has not received written notice from the SEC or any other Governmental Entity indicating that any of its accounting policies or practices are or may be the subject of any review, inquiry, investigation or challenge by the SEC or any other Governmental Entity.

Section 4.6         No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in Parent’s consolidated balance sheet (or the notes thereto) as of September 30, 2020 included in the Parent SEC Documents, (b) for liabilities incurred in the ordinary course of business since September 30, 2020, (c) as expressly permitted or contemplated by this Agreement and (d) for liabilities which have been discharged or paid in full, as of the date hereof, neither Parent nor any Parent Subsidiary has any liabilities of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than those which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.7         Compliance with Law; Permits.

(a)        Parent and each of Parent’s Subsidiaries are in compliance with and are not in default under or in violation of any Laws, applicable to Parent, such Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)        Parent and Parent’s Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, registrations and Orders of any Governmental Entity necessary for Parent and Parent’s Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect and there is no claim, action, proceeding or suit or, to the knowledge of Parent, investigation pending, or, to the knowledge of Parent, threatened that seeks the revocation, cancellation, termination, non-renewal or adverse modification of any Parent Permit, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or prevent or materially impair the ability of Parent, US Holdco or Crystal Merger Sub to consummate the Parent Mergers by the Outside Date.

Section 4.8         Employee Benefit Plans.

(a)        Section 4.8(a) of the Parent Disclosure Letter sets forth, as of the date hereof, each material Parent Benefit Plan. For purposes of this Agreement, “Parent Benefit Plan” means each employee benefit plan (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, collective bargaining, profit sharing, pension, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, and each insurance and other similar fringe or employee benefit plan, program or arrangement, and any trust related thereto, in each case for the benefit of current employees, directors or consultants (or any dependent or beneficiary thereof) of Parent or any Parent Subsidiary or with respect to which the Parent or any Parent Subsidiary may have any obligation or liability (whether actual or contingent).

(b)        (i) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, each of the Parent Benefit Plans has been operated and administered in compliance with applicable Laws, including, but not limited to, ERISA, the Code and in each case the regulations thereunder; (ii) no Parent Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code; (iii) no Parent Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of Parent or its Subsidiaries beyond their retirement or other termination of service, other than under COBRA or comparable U.S. state Law; (iv) no liability under Title IV of ERISA has been incurred by Parent, its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that is likely to cause Parent, its Subsidiaries or any of their ERISA Affiliates to incur a liability thereunder; (v) no Parent Benefit Plan is a “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA; (vi) except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, all contributions or other amounts payable by Parent or its Subsidiaries pursuant to each Parent Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards; (vii) except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, there are no pending, or to the knowledge of Parent, threatened or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Parent Benefit Plans or any trusts related thereto; and (viii) except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there have been no prohibited transactions or breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to the Parent Benefit Plans that could result in any liability or excise Tax under ERISA or the Code being imposed on Parent or any Parent Subsidiary.

(c)        Each of the Parent Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter as to its qualification, and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan.

(d)        Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will (i) result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of Indebtedness or otherwise) becoming due to, or increase the amount of compensation due to, any current or former director or employee of Parent or any Parent Subsidiary under any Parent Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Parent Benefit Plan, (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits, or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code.

(e)        Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, each Parent Benefit Plan, if any, which is maintained outside of the United States has been operated in conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Parent Benefit Plan is present or operates.

(f)         Parent is not a party to nor does it have any obligation under any Parent Benefit Plan to compensate any Person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A or 457A of the Code.

Section 4.9         Absence of Certain Changes or Events. Since June 30, 2020, there has not occurred any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.10       Investigation; Litigation. (a) There is no investigation, audit or review pending (or, to the knowledge of Parent, threatened), internally or by any Governmental Entity with respect to Parent or any of Parent’s Subsidiaries or any of their respective properties, rights or assets, and (b) there are no claims, actions, suits or proceedings pending (or, to the knowledge of Parent, threatened) against Parent or any of Parent’s Subsidiaries or any of their respective properties, rights or assets before, and there are no Orders, which, in the case of clause (a) or (b), would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.11       Information Supplied. The information relating to Parent, its Subsidiaries, US Holdco and Crystal Merger Sub, and its and their directors, officers and stockholders, and such other matters as may reasonably be necessary or advisable to be contained in the Proxy Statement/Prospectus and the Form S-4 will not, on the date the Proxy Statement/Prospectus (and any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time the Form S-4 (and any amendment or supplement thereto) is declared effective, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Proxy Statement/Prospectus (other than the portions thereof relating solely to the meeting of the shareholders of the Company) and the Form S-4 will comply in all material respects as to form with the requirements of both the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 4.11, no representation or warranty is made by Parent, US Holdco or Crystal Merger Sub with respect to information or statements made or incorporated by reference in the Proxy Statement/Prospectus or the Form S-4 which were not supplied by or on behalf of Parent, US Holdco or Crystal Merger Sub.

Section 4.12       Regulatory Matters.

(a)        Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each of Parent and the Parent Subsidiaries holds all Parent Permits and clearances, including (x) all material authorizations under applicable Healthcare Laws and (y) authorizations of any applicable Governmental Entity that are concerned with the quality, identity, strength, purity, safety, efficacy, manufacturing, marketing, promoting distribution, sale, pricing, regulation, import or export of the Parent Products (any such Governmental Entity, a “Parent Regulatory Agency”) necessary for the lawful operating of the businesses of Parent or any of the Parent Subsidiaries as of the Closing (the “Parent Regulatory Permits”); (ii) all such Parent Regulatory Permits are valid and in full force and effect; (iii) Parent is in compliance with the terms of all Parent Regulatory Permits; and (iv) neither Parent nor any of Parent Subsidiaries has received from the applicable Parent Regulatory Agency written, or, to the knowledge of Parent, verbal, notice of any action involving the revocation, nonrenewal or modification of any such Parent Regulatory Permit. All Parent Regulatory Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)        Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, the businesses of each of Parent and each Parent Subsidiary are being conducted in compliance with all applicable Laws, including all applicable Healthcare Laws and Information Security and Data Privacy Laws. Since March 31, 2018, neither Parent nor any of the Parent Subsidiaries has received any written notification or communication from any Parent Regulatory Agency of noncompliance by, or liability of Parent or the Parent Subsidiaries under, any applicable Healthcare Laws and Information Security and Data Privacy Laws, except where such noncompliance or liability would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)        There is no action, investigation, audit or proceeding pending or, to the knowledge of Parent, threatened, including any prosecution, injunction, seizure, civil fine, debarment, suspension or recall, in each case alleging any violation applicable to any Parent Product by Parent or any of the Parent Subsidiaries of any Law, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(d)        Since March 31, 2018, all reports, documents, claims, permits and notices required to be filed, maintained or furnished to any Parent Regulatory Agency by Parent and the Parent Subsidiaries have been so filed, maintained or furnished, except where failure to file, maintain or furnish such reports, documents, claims, permits or notices would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All such reports, documents, claims, permits and notices were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). Since March 31, 2018, neither Parent nor any of the Parent Subsidiaries, nor, to the knowledge of Parent, any officer, employee, agent or distributor of Parent or any of the Parent Subsidiaries, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law or program. Notwithstanding anything contained in this Section 4.12, no representation or warranty shall be deemed to be made in this Section 4.12 in respect of environmental, Tax, employee benefits or labor Law matters.

Section 4.13       Tax Matters.

(a)        Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect:

(i)            all Tax Returns that are required to be filed by or with respect to Parent or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and accurate;

(ii)           Parent and its Subsidiaries have paid all Taxes due, whether or not shown as due and payable on any Tax Return described in clause (a), other than Taxes for which adequate reserves have been established in accordance with IFRS on the books and records of Parent and its Subsidiaries;

(iii)          each of Parent and its Subsidiaries has duly and timely withheld or collected all Taxes required to be withheld or collected with respect to any amounts payable to or owing from any employee, creditor, customer, shareholder or other third party, and such withheld or collected Taxes have been either duly and timely paid or remitted to the proper Governmental Entity or properly set aside in accounts for such purpose;

(iv)          neither Parent nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law) in the two years prior to the date of this Agreement;

(v)           none of Parent or any of its Subsidiaries (i) has been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return (other than any affiliated, combined, consolidated or unitary Tax group of which the Parent or any of its Subsidiaries is or was the common parent), (ii) is a party to any written Tax agreement relating to the apportionment, sharing, assignment or allocation of Taxes (other than (x) any such agreement or arrangement solely among Parent and/or its Subsidiaries and (y) any Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes) or (iii) has any liability for Taxes of any Person (other than Parent or any of its Subsidiaries) under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor;

(vi)          US Holdco is, and at all times through the Second Effective Time will be, classified as a corporation for U.S. federal income tax purposes; and

(vii)         neither Parent nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact, agreement plan or circumstance that is reasonably likely to (i) prevent or impede the Pre-Closing Merger and Pre-Closing Conversion, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) prevent or impede the Parent Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (iii) to cause shareholders of Canyon Newco (other than any Excepted Shareholder) to recognize gain pursuant to Section 367(a)(1) of the Code.

(b)        Parent is, and at all times since its formation has been, treated as a foreign corporation for U.S. federal income tax purposes.

Section 4.14        Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, either Parent or a Parent Subsidiary owns, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property used in their respective businesses as currently conducted. There are no pending or, to the knowledge of Parent, threatened claims against Parent or its Subsidiaries by any Person alleging infringement by Parent or its Subsidiaries for their use of any Intellectual Property in their respective businesses as currently conducted that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, to the knowledge of Parent, the conduct of the businesses of Parent and its Subsidiaries does not infringe upon any Intellectual Property or any other similar proprietary right of any Person. As of the date hereof, neither Parent nor any of its Subsidiaries has made any claim of a violation or infringement by others of its rights to or in connection with the Intellectual Property used in their respective businesses which violation or infringement would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.15       Opinion of Financial Advisor. The Parent Board of Directors has received an opinion from Guggenheim Securities LLC, on or prior to the date of this Agreement, as to the fairness, from a financial point of view, to Parent of the aggregate Merger Consideration being paid by Parent pursuant to this Agreement.

Section 4.16       Material Contracts. Except for this Agreement, Section 4.16 of the Parent Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of each Contract that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to Parent (each such Contract, a “Parent Material Contract”). Neither Parent nor any Parent Subsidiary is in breach of or default under the terms of any Parent Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, as of the date hereof, no other party to any Parent Material Contract is in breach of or default under the terms of any Parent Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Material Contract is a valid and binding obligation of Parent or the Subsidiary of Parent which is party thereto and, to the knowledge of Parent, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 4.17       Finders and Brokers. Neither Parent nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the Transactions, other than as set forth in Section 4.17 of the Parent Disclosure Letter, who might be entitled to any fee or any commission in connection with or upon consummation of the Parent Mergers.

Section 4.18       Financing. (a) Parent has delivered to the Company a true, complete and correct copy of the executed Debt Commitment Letter and any related fee letters (redacted in a customary fashion as to economic terms and other commercially sensitive numbers and provisions specified in any such fee letter (including any provisions relating to “flex” terms or similar concepts), none of which could adversely affect the availability, conditionality, enforceability or amount of the Financing contemplated thereby) as in effect on the date hereof. The Debt Commitment Letter has not been amended or modified in any manner prior to the date of this Agreement. Neither Parent nor any of its affiliates has entered into any agreement, side letter or other arrangement of any kind relating to the Financing contemplated by the Debt Commitment Letter, other than the fee letters related thereto, that would reasonably be expected to affect the availability, conditionality, enforceability or amount of the Financing contemplated by the Debt Commitment Letter. As of the date hereof, the commitments contained in the Debt Commitment Letter have not been terminated, reduced, withdrawn or rescinded in any respect, and, to the knowledge of Parent, no such termination, reduction, withdrawal or rescission is contemplated except as set forth in the Debt Commitment Letter. As of the date hereof, the Debt Commitment Letter is in full force and effect and constitutes the legal, valid, binding and enforceable obligation of Parent and, to the knowledge of Parent, each other party thereto, in each case, except as may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium Laws or other similar Laws relating to or limiting creditors’ rights generally and general principles of equity (whether considered in an action of equity or law). Parent has fully paid (or caused to be paid) any and all commitment fees and other amounts that are due and payable on or prior to the date of this Agreement in connection with the Financing. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a breach or default on the part of Parent or, to the knowledge of Parent, any other party thereto under the Debt Commitment Letter. Assuming (a) the truth and accuracy of the Company’s representations and warranties hereunder, (b) compliance by the Company with its obligations hereunder and (c) the satisfaction of the conditions set forth in Article VII at the Closing, as of the date hereof, Parent has no reason to believe that (i) it will be unable to satisfy on a timely basis any term of the Debt Commitment Letter or (ii) the Financing contemplated by the Debt Commitment Letter will not be available to Parent at the Closing to the extent required to pay the Required Amounts. There are no conditions precedent or contingencies related to the funding of the Financing contemplated by the Debt Commitment Letter, other than the Financing Conditions.

(b)        Parent has, or will have at the Closing, all funds required to be paid by Parent at the Closing pursuant to the terms of this Agreement (including the payment of the Merger Consideration and Fractional Share Consideration, the repayment of any indebtedness of the Company and the Company Subsidiaries required to be repaid in connection with the Transactions and any and all fees and expenses in connection with the Transactions) (collectively, the “Required Amounts”). Each of Parent, US Holdco and Crystal Merger Sub acknowledges and agrees that under the terms of this Agreement, their respective obligation to consummate the Transactions are not in any way contingent upon or otherwise subject to the consummation of any financing arrangements, Parent’s obtaining any financing or the availability, grant, provision or extension of any financing to Parent or any of its Subsidiaries.

Section 4.19       FCPA and Anti-Corruption. Except for those matters which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect:

(a)        neither Parent nor any Parent Subsidiary, nor any director, manager or employee of Parent or any Parent Subsidiary has in the last five (5) years, in connection with the business of Parent or any Parent Subsidiary, itself or, to Parent’s knowledge, any of its agents, representatives, sales intermediaries, or any other third party, in each case, acting on behalf of Parent or any Parent Subsidiary, taken any action in violation of the FCPA or other applicable Bribery Legislation (in each case to the extent applicable) or any Export Laws (in each case to the extent applicable);

(b)        neither Parent nor any Parent Subsidiary, nor any director, manager or employee of Parent or any Parent Subsidiary, are, or in the past five (5) years have been, subject to any actual, pending, or threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving Parent or any Parent Subsidiary in any way relating to applicable Bribery Legislation, including the FCPA;

(c)        Parent and each Parent Subsidiary has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Parent and each Parent Subsidiary as required by the FCPA in all material respects;

(d)        Parent and each Parent Subsidiary has instituted policies and procedures designed to ensure compliance with the FCPA and other applicable Bribery Legislation and maintain such policies and procedures in force; and

(e)        no officer, director, or employee of Parent or any Parent Subsidiary is a Government Official.

Section 4.20       Stock Ownership. Neither Parent, US Holdco nor Crystal Merger Sub or any of their respective “affiliates” or “associates” (as defined in Section 203 of the DGCL) is, nor at any time during the past three (3) years has been, an “interested stockholder” of the Company as defined either in the Company Certificate or in Section 203 of the DGCL. Neither Parent nor any Parent Subsidiaries directly or indirectly owns, and at all times for the past three years, neither Parent nor any Parent Subsidiaries has owned, beneficially or otherwise, any shares of Company Common Stock.

Section 4.21       No Crystal Merger Sub Activity. Since the date of its formation, Crystal Merger Sub has not engaged in any activities other than in connection with this Agreement.

Section 4.22       No Other Representations. Neither the Parent Entities nor any other Person makes or has made any representation or warranty, expressed or implied, at Law or in equity, with respect to or on behalf of the Parent Entities or any Parent Subsidiary, their businesses, operations, assets, liabilities, financial condition or results of operations or the accuracy or completeness of any information regarding the Parent Entities or any Parent Subsidiary or any other matter furnished or provided to the Company or made available to the Company in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the Transactions, except for the representations and warranties made by the Parent Entities in this Article IV (as qualified by the Parent Disclosure Letter and the introduction to Article IV) or any certificate delivered pursuant to this Agreement, or with respect to future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects).  The Parent Entities and their Affiliates disclaim any representations or warranties except for the representations and warranties made by the Parent Entities in this Article IV (as qualified by the Parent Disclosure Letter and the introduction to Article IV) or any certificate delivered pursuant to this Agreement, whether made by the Parent Entities or any Parent Subsidiary or any of their respective Affiliates or Representatives.  The Parent Entities acknowledge and agree that neither the Company nor any other Person is making or has made any representations or warranties, expressed or implied, at Law or in equity, with respect to or on behalf of the Company or Company Subsidiaries, their businesses, operations, assets, liabilities, financial condition or results of operations or the accuracy or completeness of any information regarding the Company or Company Subsidiaries or any other matter furnished or provided to Parent or made available to Parent in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, or the Transactions contemplated, except for the representations and warranties made by the Company in Article III (as qualified by the Company Disclosure Letter and the introduction to Article III) or any certificate delivered pursuant to this Agreement, or with respect to future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects).  The Parent Entities specifically disclaim that they are relying on or have relied on any such representations or warranties except for the representations and warranties made by the Company in Article III (as qualified by the Company Disclosure Letter and the introduction to Article III) or any certificate delivered pursuant to this Agreement that may have been made by any Person, and acknowledge and agree that the Company and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such representations and warranties.  The Parent Entities further acknowledge and agree that, notwithstanding anything to the contrary in this Agreement, the Company makes no representation or warranty (other than with respect to Taxes) with respect to the impact of the Pre-Closing Merger or the Pre-Closing Conversion under any Contract, Law or Permit (including any Company Regulatory Permit).

Article V

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE First MERGER

Section 5.1         Conduct of Business by the Company Pending the Closing. The Company agrees that between the date of this Agreement and the First Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (a) as set forth in Section 5.1 of the Company Disclosure Letter, (b) as required or specifically permitted pursuant to this Agreement, (c) as required by Law, (d) for any actions taken or omitted to be taken reasonably and in good faith to respond to COVID-19 or any COVID-19 Measures (“COVID-19 Response”); provided that (x) if such COVID-19 Response would (in the absence of this clause (d)) otherwise require Parent’s consent pursuant to this Section 5.1 and could reasonably be expected to have an adverse financial impact on the Company or any Company Subsidiary (including the Canyon Newco Entities) of at least $5,000,000 or could reasonably be expected to otherwise materially and adversely impact the Company and the Company Subsidiaries (including the Canyon Newco Entities), taken as a whole, the Company shall, prior to making any such action, (A) provide prior written notice to Parent describing the material facts regarding the situation and the proposed course of action and (B) reasonably consult with Parent and consider in good faith Parent’s suggestions and/or feedback, and (y) in the case of any other COVID-19 Response that would (in the absence of this clause (d)) otherwise require Parent’s consent pursuant to this Section 5.1, the Company shall, prior to making any such COVID-19 Response, notify Parent in writing, or (e) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company (i) shall, and shall cause the Company Subsidiaries to, use reasonable best efforts to conduct their business in all material respects in the ordinary course of business consistent with past practice and to keep available the services of their present key employees and maintain their existing relations and goodwill with material customers, members, suppliers, licensors, licensees and other third parties with whom it has material business relations; provided, however, that no action with respect to subject matters specifically addressed by subclauses (ii)(a) through (r) shall be deemed a breach of this clause (i) and (ii) shall not, and shall not permit any Company Subsidiary (including the Canyon Newco Entities), between the date of this Agreement and the First Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, to:

(a)           authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, shares or other securities of the Company or any Company Subsidiary (including the Canyon Newco Entities)), except dividends and distributions paid or made on a pro rata basis by a Company Subsidiary (including the Canyon Newco Entities) in the ordinary course of business consistent with past practice or by a wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary;

(b)           split, combine or reclassify any of its capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for (i) the delivery of Company Shares upon conversion of Convertible Notes in accordance with their terms and (ii) any such transaction by a wholly owned Company Subsidiary which remains a wholly owned Company Subsidiary after consummation of such transaction;

(c)           except as required by any Company Benefit Plan in existence as of the date hereof, (i) increase the compensation or benefits payable or to become payable to any of its directors, officers, employees or individual independent contractors other than increases in annual base salaries and target incentive compensation at times and in amounts in the ordinary course of business consistent with past practice, (ii) grant to any of its directors, officers, employees or individual independent contractors any increase in severance or termination pay, (iii) enter into any employment, severance, or retention agreement (excluding offer letters that provide for no severance or change in control benefits, other than severance or change in control benefits provided to similarly situated employees in the ordinary course of business consistent with past practice under Company Benefit Plans in effect as of the date hereof) with any of its directors, officers, employees or individual independent contractors, (iv) establish, adopt, enter into, amend or terminate any collective bargaining agreement or Company Benefit Plan except any amendments in the ordinary course of business consistent with past practice that do not contravene the other covenants set forth in this Section 5.1(c) and that do not materially increase the cost of providing benefits pursuant to such agreement or Company Benefit Plan, or (v) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any of its directors, officers, employees or individual independent contractors;

(d)           (i) hire or engage any employee, independent contractor or consultant of the Company or the Company Subsidiaries who: (A) has annual base pay in excess of $250,000, (B) has a title ranked above Vice President II (or salary grade E2), or (C) is located in the Netherlands; (ii) promote any employee who is a member of the executive leadership team or an “executive officer” as defined under Section 16 of the Exchange Act (each, a “Key Executive”) to a position more senior than such employee’s position as of the date of this Agreement, or promote an individual who is not a Key Executive to a Key Executive position; (iii) terminate the employment of any executive officer or participant in the Company’s Executive Severance Plan other than for cause or take any actions that would give a participant in the Company’s Executive Severance Plan the right to terminate for Good Reason as defined therein; or (iv) implement any mass layoff or plant closing as defined under the Worker Adjustment and Retraining Notification Act or any similar state or local Law;

(e)           except as required by GAAP or SEC policy (including pursuant to standards, guidelines and interpretations of the FASB or any similar organization), (i) make any change in financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, (ii) change its fiscal year or (iii) make any material change in interim accounting controls or disclosure controls and procedures that would reasonably be expected to materially and adversely affect the Company and the Company Subsidiaries, taken as a whole;

(f)           authorize or announce an intention to authorize, or enter into agreements providing for, any acquisitions of an equity interest in or a substantial portion of the assets of any Person or any business or division thereof, or any mergers, consolidations or business combinations, except for (i) such asset acquisition transactions with a price that does not exceed $25,000,000 individually or $50,000,000 in the aggregate, or such acquisitions of an equity interest in or any business division thereof, or any mergers, consolidations or business combinations with a price that does not exceed $5,000,000 individually or $10,000,000 in the aggregate or (ii) transactions between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries, in each case, with respect to (i) and (ii), provided that such transaction does not involve payment or consideration in the form of any capital stock or other equity interests of the Company or Company Subsidiaries or include any material “non-competition” provisions binding on the Company or any Company Subsidiaries (or which by its terms would so limit Parent and its affiliates after the Closing);

(g)           amend the Company Governing Documents, and shall not permit any Significant Subsidiary of the Company to adopt any amendments to its governing documents;

(h)           issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in its capital stock, voting securities or other equity interest in the Company or any Company Subsidiary or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in its capital stock, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, other than (i) issuances of Company Shares in respect of the settlement of Company RSU Awards outstanding on the date hereof and in accordance with their respective present terms or (ii) transactions between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries, provided, however, that in no event shall (A) the Company issue, deliver, grant, sell, pledge or dispose of, or authorize the issuance, delivery, grant, sale, pledge or disposition of, any shares of its capital stock, voting securities or other equity interests to any of the Company Subsidiaries or (B) any Subsidiary of the Company acquire any capital stock, voting securities or other equity interest in the Company by any means;

(i)            directly or indirectly, purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (i)  acquisitions of Company Shares tendered by holders of Company RSU Awards in order to satisfy obligations to pay Tax withholding obligations with respect thereto, (ii) the acquisition by the Company of Company RSU Awards in connection with the forfeiture of such awards, (iii) transactions between the Company and a wholly owned Company Subsidiary between wholly owned Company Subsidiaries and (iv) settlements in cash (in whole or in part) or conversion of Convertible Notes in accordance with and pursuant to the terms of the Indenture;

(j)            redeem, repurchase, prepay (other than prepayments of revolving loans), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any Indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (i) any Indebtedness for borrowed money among the Company and its wholly owned Company Subsidiaries or among wholly owned Company Subsidiaries, (ii) Indebtedness for borrowed money not to exceed $10,000,000 in aggregate principal amount incurred to replace, renew, extend, refinance or refund any existing Indebtedness for borrowed money of the Company or any of the Company Subsidiaries maturing on or prior to the one year anniversary of the date of such refinancing, which Indebtedness is (A) prepayable without premium or penalty (other than customary LIBOR breakage amounts), (B) on terms that, taken as a whole, are substantially consistent with or not more restrictive than those contained in the indebtedness being replaced, renewed, extended, refinanced or refunded and (C) not in a principal amount greater than such indebtedness being replaced, renewed, extended, refinanced or refunded (or, in the case of any “revolving” credit facility, the aggregate amount that may be incurred under the credit agreement governing such indebtedness being replaced, renewed, extended, refinanced or refunded (as in effect as of the date hereof)), plus any amount necessary to cover reasonable fees and expenses incurred in connection with such replacement, renewal, extension, refinancing or refunding, (iii) guarantees by the Company of Indebtedness for borrowed money of Company Subsidiaries or guarantees by Company Subsidiaries of Indebtedness for borrowed money of the Company or any Company Subsidiary, which Indebtedness is incurred in compliance with this Section 5.1(j), (iv) Indebtedness for borrowed money incurred pursuant to the Credit Agreement, in accordance with the terms of the Credit Agreement as in effect as of the date of this Agreement, not to exceed $50,000,000 in aggregate principal amount incurred, (v) transactions at the stated maturity of such Indebtedness and required amortization or mandatory prepayments, (vi) settlements in cash (in whole or in part) or conversion of Convertible Notes in accordance with and pursuant to the terms of the Indenture and (vii) from and after the date that is six months from the date of this Agreement, Indebtedness for borrowed money not to exceed $25,000,000 in aggregate principal amount outstanding at any time incurred by the Company or any of the Company Subsidiaries other than in accordance with clauses (i) through (vi), inclusive; provided that nothing contained herein shall prohibit the Company and the Company Subsidiaries from making guarantees or obtaining letters of credit or surety bonds for the benefit of commercial counterparties in the ordinary course of business consistent with past practice;

(k)           make any loans to any other Person, except for loans among the Company and its wholly owned Company Subsidiaries or among the Company’s wholly owned Company Subsidiaries;

(l)            sell, lease, license, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Permitted Liens), any of its material properties or assets (including shares in the capital of its or the Company Subsidiaries), except (i) pursuant to existing agreements in effect prior to the execution of this Agreement, (ii) in the case of Liens, as required in connection with any Indebtedness permitted to be incurred pursuant to Section 5.1(j), (iii) sales of inventory, or dispositions of obsolete or worthless equipment, in the ordinary course of business, (iv) non-exclusive licenses of Intellectual Property in the ordinary course of business or in connection with a compromise or settlement of any material claim, litigation, investigation or proceeding permitted by Section 5.1(m), (v) such transactions with a price that does not exceed $10,000,000 in the aggregate and (vi) for transactions among the Company and its wholly owned Company Subsidiaries or among wholly owned Company Subsidiaries;

(m)          compromise or settle any material claim, litigation, investigation or proceeding, in each case made or pending by or against the Company or any of the Company Subsidiaries (for the avoidance of doubt, including any compromise or settlement with respect to matters in which any of them is a plaintiff), or any of their officers and directors in their capacities as such, other than the compromise or settlement of claims, litigation, investigations or proceedings that: (i) is for an amount (in excess of insurance proceeds) not to exceed, for any such compromise or settlement, $3,000,000 individually or $6,000,000 in the aggregate and (ii) does not impose any injunctive relief on the Company and the Company Subsidiaries (it is agreed and understood that this clause (m) does not apply to any claim, litigation, investigation or proceeding with respect to Taxes, which shall be governed exclusively by clause (n) below);

(n)           make (other than in the ordinary course of business), change or rescind any Tax election, change any annual Tax accounting period and/or method of accounting for Tax purposes, amend any Tax Return, settle, concede, abandon or compromise any Tax liability, audit, proceeding, claim or assessment relating to Taxes, surrender any right to claim a Tax refund, waive or extend any statute of limitations with respect to Taxes (other than in connection with any automatic or automatically granted extension to file any Tax Return), enter into any closing agreement or obtain any Tax ruling, in each case, if such action would, individually or in the aggregate with other actions described in this clause (m) and taken after the date hereof, reasonably be expected to result in a material increase in the Tax liability of the Company and the Company Subsidiaries;

(o)           take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to (i) prevent or impede the Pre-Closing Merger and Pre-Closing Conversion, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) prevent or impede the Parent Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (iii) cause the shareholders of Canyon Newco (other than any Excepted Shareholder) to recognize gain pursuant to Section 367(a)(1) of the Code;

(p)           except in accordance with the Company’s anticipated 2021 capital expenditures described in Section 5.1(p) of the Company Disclosure Letter, make any new capital expenditures, or commit to do so, other than capital expenditures not exceeding an amount, in the aggregate, equal to 20% of the capital expenditures described in Section 5.1(p) of the Company Disclosure Letter;

(q)           (i) (A) enter into any Contract that would, if entered into prior to the date hereof be a Company Material Contract required to be disclosed pursuant to clauses (i), (vii) or (viii) (in the case of clause (viii), excluding any such Contracts that are not with respect to securities of the Company) of Section 3.20(a) (such Company Material Contracts, “Specified Material Contracts”) or (B) materially modify, materially amend or terminate any Specified Material Contracts or waive, release or assign any material rights or claims thereunder, or (ii) except in the ordinary course of business or in connection with any transaction specifically permitted in this Section 5.1(ii), (A) enter into any Contract that would, if entered into prior to the date hereof, be a Company Material Contract (other than any Specified Material Contracts), or (B) materially modify, materially amend or terminate any Company Material Contract (other than any Specified Material Contracts) or waive, release or assign any material rights or claims thereunder; or

(r)         agree, in writing or otherwise, to take any of the foregoing actions.

Notwithstanding anything to the contrary set forth in this Agreement, the Company shall not, and shall cause the Company Subsidiaries not to, directly or indirectly (whether by merger, consolidation or otherwise), acquire, purchase, lease or license or otherwise enter into a transaction with (or agree to acquire, purchase, lease or license or otherwise enter into a transaction with) any business, corporation, partnership, association or other business organization or division, if doing so would reasonably be expected to (i) impose any material delay in the satisfaction of, or increase materially the risk of not satisfying the conditions set forth in Section 7.1(c) (to the extent related to any Antitrust Law) or the conditions set forth in Section 7.1(d), (ii) materially increase the risk of any Governmental Entity entering a judgment, injunction, decree, ruling or Order prohibiting or enjoining the consummation of the Mergers or (iii) otherwise prevent or materially delay the consummation of the Mergers. The fact that a merger, acquisition or similar transaction requires approval under the Antitrust Laws shall not in and of itself restrict such transaction under this Section 5.1.

Section 5.2         Conduct of Business by Parent Pending the Closing. Parent agrees that between the date of this Agreement and the First Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (a) as set forth in Section 5.2 of the Parent Disclosure Letter, (b) as required or specifically permitted pursuant to this Agreement, (c) as required by Law, (d) for any COVID-19 Response; provided that Parent shall, prior to making any such COVID-19 Response that would (in the absence of this clause (d)) otherwise require the Company’s consent pursuant to this Section 5.2, notify the Company, or (e) as consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), Parent (i) shall, and shall cause each Parent Subsidiary to, use commercially reasonable efforts to conduct its business in all material respects in the ordinary course of business consistent with past practice; provided, however, that no action with respect to subject matters specifically addressed by subclauses (ii)(a) through (h) shall be deemed a breach of this clause (i), and (ii) shall not, and shall not permit any Parent Subsidiary, between the date of this Agreement and the First Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, to:

(a)        authorize or pay any dividends on or make any distribution with respect to its outstanding shares (whether in cash, assets, stock or other securities of Parent or Parent Subsidiaries), except dividends and distributions paid or made on a pro rata basis by Parent or Parent Subsidiaries in the ordinary course of business consistent with past practice or by a wholly owned Parent Subsidiary to Parent or another wholly owned Parent Subsidiary;

(b)           split, combine, reduce or reclassify any of its issued or unissued shares, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, its shares, except for any such transaction by a wholly owned Parent Subsidiary which remains a wholly owned Parent Subsidiary after consummation of such transaction;

(c)           authorize or announce an intention to authorize, or enter into agreements providing for, any acquisitions of an equity interest in or a substantial portion of the assets of any Person or any business or division thereof, or any mergers, consolidations or business combinations or any acquisitions of equity or assets, mergers, consolidations or business combinations that, in any case, would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions;

(d)           amend the Parent Governing Documents, and shall not permit US Holdco or Crystal Merger Sub or any Significant Subsidiary of Parent to amend any organizational documents;

(e)           issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares, voting securities or other equity interest in the Parent or any Parent Subsidiary or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable any otherwise unexercisable Parent Equity Award under any existing Parent Equity Plan (except as otherwise provided by the express terms of any Parent Equity Award or Parent Equity Plan outstanding on the date hereof), other than (i) issuances of Parent Shares in respect of any exercise of Parent stock options or the vesting or settlement of Parent Equity Awards outstanding on the date hereof and in accordance with their respective present terms, (ii) Parent Equity Awards granted in the ordinary course of business or (iii) transactions between Parent and a wholly owned Parent Subsidiary or between wholly owned Parent Subsidiaries or (iv) in connection with the Financing;

(f)           take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to (i) prevent or impede the Pre-Closing Merger and Pre-Closing Conversion, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) prevent or impede the Parent Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (iii) cause the shareholders of Canyon Newco (other than any Excepted Shareholder) to recognize gain pursuant to Section 367(a)(1) of the Code;

(g)           convene any meeting of the holders of Parent Stock for the purpose of revoking or varying the authority of the directors of Parent to allot Parent Stock; or

(h)           agree, in writing or otherwise, to take any of the foregoing actions.

Notwithstanding anything to the contrary set forth in this Agreement, Parent shall not, and shall cause the Parent Subsidiaries not to, directly or indirectly (whether by merger, consolidation or otherwise), acquire, purchase, lease or license or otherwise enter into a transaction with (or agree to acquire, purchase, lease or license or otherwise enter into a transaction with) any business, corporation, partnership, association or other business organization or division, if doing so would reasonably be expected to (i) impose any material delay in the satisfaction of, or increase materially the risk of not satisfying the conditions set forth in Section 7.1(c) (to the extent related to any Antitrust Law) or the conditions set forth in Section 7.1(d), (ii) materially increase the risk of any Governmental Entity entering a judgment, injunction, decree, ruling or Order prohibiting or enjoining the consummation of the Mergers or (iii) otherwise prevent or materially delay the consummation of the Mergers (including the Financing). The fact that a merger, acquisition or similar transaction requires approval under the Antitrust Laws shall not in and of itself restrict such transaction under this Section 5.2.

Section 5.3            Solicitation by the Company.

(a)           From and after the date of this Agreement until the earlier of the First Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, and except as otherwise specifically provided for in this Agreement, the Company agrees that it shall not (and shall not permit any Company Subsidiary to), and that it shall cause its directors, officers and employees not to, and that it shall use its reasonable best efforts to cause its other Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly encourage or knowingly facilitate (including by way of furnishing information), or engage in negotiations regarding, any inquiry, proposal or offer which constitutes or would be reasonably expected to lead to a Competing Proposal, (ii) furnish to any Person any nonpublic information relating to the Company or any Company Subsidiary in connection with a Competing Proposal, (iii) engage in discussions with any Person with respect to any Competing Proposal made by such Person, (iv) except as required by the duties of the members of the Company Board of Directors under applicable Law (as determined by the Company Board of Directors in good faith, after consultation with its outside legal counsel), waive, terminate, modify or release any Person (other than Parent, US Holdco, Crystal Merger Sub and their respective affiliates) from any provision of or grant any permission, waiver or request under any “standstill” or similar agreement or obligation, (v) approve or recommend, or propose publicly to approve or recommend, any Competing Proposal, (vi) withdraw, or modify or qualify in a manner adverse to Parent, the Company Board Recommendation, (vii) enter into any letter of intent or similar document relating to, or any agreement or commitment providing for, any Competing Proposal, (viii) take any action to make any “moratorium”, “control share acquisition”, “fair price”, “supermajority”, “affiliate transactions” or “business combination statute or regulation” or other similar anti-takeover laws and regulations of the State of Delaware, including Section 203 of the DGCL, inapplicable to any third party or any Competing Proposal, (ix) fail to include the Company Board Recommendation in the Proxy Statement/Prospectus, or (x) resolve or agree to do any of the foregoing (any act described in clauses (v), (vi) and (ix), a “Change of Recommendation”, it being understood that neither a “stop, look and listen” statement by the Company Board of Directors contemplated by Rule 14d-9(f) under the Exchange Act nor the Company Board of Directors taking a non-position with respect to a Competing Proposal that is a tender offer or exchange until the tenth (10th) business day after the commencement of such tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act shall constitute a Change of Recommendation). The Company shall immediately cease, and cause its and the Company Subsidiaries’ Representatives and directors, officers and employees to cease, and shall cause its other Representatives to immediately cease, any and all existing discussions or negotiations with any parties conducted heretofore with respect to any Competing Proposal or potential Competing Proposal. Notwithstanding anything to the contrary contained in this Agreement, the Company and the Company Subsidiaries and the Company’s Representatives may in any event inform a Person that has made or, to the knowledge of the Company, is considering making a Competing Proposal of the provisions of this Section 5.3.

(b)           Notwithstanding the limitations set forth in Section 5.3(a), if the Company receives, prior to the Company Stockholder Approval being obtained, a bona fide written Competing Proposal, which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal and financial advisors constitutes, or would reasonably be expected to result in, a Superior Proposal, then in either event the Company may take the following actions: (x) furnish nonpublic information to the Person making such Competing Proposal, if, and only if, prior to so furnishing such information, the Company receives from such Person an executed Acceptable Confidentiality Agreement and (y) engage in discussions or negotiations with such Person with respect to the Competing Proposal.

(c)           The Company shall notify Parent promptly (but in no event later than twenty-four (24) hours) after receipt of any Competing Proposal or any proposal or offer that would reasonably be expected to lead to a Competing Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the Person making the Competing Proposal, proposal or offer and the material terms and conditions of any such Competing Proposal, proposal or offer. In addition, the Company shall promptly (but in any event within twenty-four (24) hours) after the receipt thereof provide to Parent copies of any material written documentation setting forth the material terms of such Competing Proposal which is received by the Company from the Person (or from any representatives, advisors or agents of such Person) making such Competing Proposal. The Company shall keep Parent reasonably informed of the status and material terms of any such Competing Proposal. The Company shall promptly provide to Parent any material nonpublic information concerning the Company provided to any other Person in connection with any Competing Proposal that was not previously provided to Parent.

(d)           Notwithstanding anything in this Section 5.3 or Section 5.4 to the contrary, at any time prior to the receipt of the Company Stockholder Approval, the Company Board of Directors may (i) make a Change of Recommendation in response to an Intervening Event, or (ii) following receipt of a bona fide written Competing Proposal, which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal and financial advisors is a Superior Proposal, (A) make a Change of Recommendation or (B) if such Competing Proposal did not result from a breach of Section 5.3(a), terminate this Agreement pursuant to Section 8.1(g) in order to enter into a definitive agreement providing for such Superior Proposal, in each case with respect to clauses (i) and (ii), if and only if the Company Board of Directors has determined in good faith after consultation with the Company’s outside legal counsel that the failure to take such action would be inconsistent with the duties of the members of the Company Board of Directors under applicable Law and the Company complies with Section 5.3(e).

(e)           Prior to the Company taking any action permitted (i) under Section 5.3(d)(i), (A) the Company shall provide Parent with four (4) business days’ prior written notice advising Parent it intends to effect a Change of Recommendation, which notice shall specify, in reasonable detail, the reasons therefor (including the material facts and circumstances related to the applicable Intervening Event), (B) if requested by Parent, the Company shall make its Representatives reasonably available to negotiate with Parent and its Representatives during such four (4) business day period following such notice regarding any proposal by Parent to amend the terms of this Agreement in response to such Intervening Event, and (C) and during such four (4) business day period, the Company shall consider in good faith any proposal by Parent to amend the terms and conditions of this Agreement in a manner that would obviate the basis for a Change of Recommendation, or (ii) under Section 5.3(d)(ii), (A) the Company shall provide Parent with four (4) business days’ prior written notice, which notice shall include an unredacted copy of such proposal and a copy of any financing commitments (in the form provided to the Company) relating thereto (and, to the extent not in writing, the material terms and conditions thereof and the identity of the Person making any such proposal), (B) the Company shall make its Representatives reasonably available to negotiate with Parent and its Representatives during such four (4) business day notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (C) upon the end of such notice period, the Company Board of Directors shall have considered in good faith any revisions to the terms of this Agreement proposed by Parent, and shall have determined that the Superior Proposal nevertheless continues to constitute a Superior Proposal and (D) in the event of any change, from time to time, to any of the financial terms or any material change to any of the other material terms of such Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (ii)(A) and a new notice period under clause (ii)(A) during which time the Company shall be required to comply with the requirements of this Section 5.3(e)(ii) anew with respect to each such additional notice, including clauses (ii)(A) through (ii)(D) above, except that such new notice period shall be two (2) business days.

(f)            Nothing contained in this Agreement shall restrict the Company or the Company Board of Directors from (i) taking or disclosing to the Company’s stockholders a position contemplated by Rules 14d-9, 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to its stockholders if the Company Board of Directors has determined in good faith after consultation with the Company’s outside legal counsel that the failure to do so would be inconsistent with applicable Law; provided that any such action or disclosure that constitutes a Change of Recommendation shall be only made in compliance with the applicable provisions of this Section 5.3; provided, further, if there is any such action or disclosure prior to receipt of the Company Stockholder Approval that constitutes a Company Change of Recommendation, Parent shall have the right to terminate this Agreement in accordance with Section 8.1(d).

(g)           References in this Section 5.3 to the “Company Board of Directors” shall mean the Company Board of Directors or, to the extent applicable, a duly authorized committee thereof.

Section 5.4            Preparation of the Form S-4 and the Proxy Statement/Prospectus; Company Special Meeting.

(a)           As promptly as reasonably practicable following the date of this Agreement, (i) the Company and Parent shall jointly prepare and cause to be filed with the SEC the Proxy Statement/Prospectus in preliminary form, and (ii) Parent shall (with the Company’s reasonable cooperation) prepare and cause to be filed with the SEC the Form S-4 with respect to the Parent Stock issuable in the First Merger (and, if required, with respect to the Canyon Newco Common Stock issuable in the Pre-Closing Merger), which will include the Proxy Statement/Prospectus with respect to the Company Special Meeting. Each of the Company and Parent shall use its reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing, (B) ensure that the Proxy Statement/Prospectus and the Form S-4 comply in all material respects with the applicable provisions of the Exchange Act or Securities Act, and (C) keep the Form S-4 effective for so long as necessary to complete the First Merger. Each of the Company and Parent shall furnish all information concerning itself, its affiliates and the holders of its shares to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Proxy Statement/Prospectus. The Form S-4 and Proxy Statement/Prospectus shall include all information reasonably requested by such other Party to be included therein. Each of the Company and Parent shall promptly correct any information provided by it or any of its Representatives for use in the Form S-4 or the Proxy Statement/Prospectus if and to the extent that such information is discovered by Company or Parent, as applicable, to be or to have become false or misleading in any material respect. For purposes of this Section 5.4, any information concerning or related to the Company, its affiliates or the Company Special Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent or its affiliates will be deemed to have been provided by Parent. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Proxy Statement/Prospectus, and shall, as promptly as reasonably practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Proxy Statement/Prospectus or the Form S-4 received from the SEC and advise the other Party of any oral comments with respect to the Proxy Statement/Prospectus or the Form S-4 received from the SEC. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments from the SEC with respect to the Proxy Statement/Prospectus, and Parent shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comment from the SEC with respect to the Form S-4. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall reasonably cooperate and provide the other a reasonable opportunity to review and comment on such document or response in advance (including the proposed final version of such document or response). None of the Company, Parent or their respective Representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, in respect of the Form S-4 or the Proxy Statement/Prospectus unless it consults with the other Party in advance and, to the extent permitted by the SEC, allows the other Party to participate. Parent shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Stock issuable in connection with the First Merger for offering or sale in any jurisdiction, and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Parent Stock in the First Merger, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such actions.

(b)            If, at any time prior to the receipt of the Company Stockholder Approval, any information relating to the Company or Parent, or any of their respective affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, any of the Form S-4 or the Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party, and the Company and Parent shall reasonably cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement/Prospectus or the Form S-4 and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of the Company and the shareholders of Parent.

(c)            The Company shall (i) as promptly as reasonably practicable following the date of this Agreement, conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act in connection with the Company Special Meeting, (ii) as promptly as reasonably practicable following the date on which the Form S-4 is declared effective under the Securities Act, in accordance with applicable Law and the Company Governing Documents, duly call, give notice of, file and commence mailing the Proxy Statement/Prospectus to the stockholders of the Company entitled to vote at, the Company Special Meeting and (iii) as promptly as reasonably practicable (but in any event within 40 calendar days) following the commencement of the mailing of the Proxy Statement/Prospectus pursuant to clause (ii) above, convene and hold the Company Special Meeting. The Company shall, through the Company Board of Directors, recommend to its stockholders that they give the Company Stockholder Approval, include such recommendation in the Proxy Statement/Prospectus and solicit and use its reasonable best efforts to obtain the Company Stockholder Approval, except in each case to the extent that the Company Board of Directors shall have made a Change of Recommendation as permitted by Section 5.3. The Company shall use its reasonable best efforts to comply with all legal requirements applicable to the Company Special Meeting. The Company shall not, without the prior written consent of Parent, adjourn or postpone the Company Special Meeting; provided that the Company may, without the prior written consent of Parent, adjourn or postpone the Company Special Meeting (A) to (1) solicit additional proxies necessary to obtain the Company Stockholder Approval, or (2) distribute any supplement or amendment to the Proxy Statement/Prospectus that the Company has determined in good faith after consultation with outside legal counsel is reasonably necessary under applicable Law and for such supplement or amendment to be reviewed by the Company’s stockholders prior to the Company Special Meeting (provided, that no such postponement or adjournment under this clause (2) may be to a date that is after the 10th business day after the date of such distribution), (B) due to the absence of a quorum, or (C) if and to the extent such postponement or adjournment of the Company Special Meeting is required by an Order issued by any court or other Governmental Entity of competent jurisdiction in connection with this Agreement. The foregoing notwithstanding, the Company may not, without the prior written consent of Parent, postpone or adjourn the Company Special Meeting pursuant to clause (A)(1) or (B) of the immediately preceding sentence for a period of more than 10 business days on any single occasion or, on any occasion, to a date after the earlier of (x) 30 business days after the date on which the Company Special Meeting was originally scheduled and (y) 10 business days before the Outside Date. Without the prior written consent of Parent, the matters contemplated by the Company Stockholder Approval shall be the only matters (other than matters of procedure and matters required by or advisable under applicable Law to be voted on by the Company’s stockholders in connection therewith) that the Company shall propose to be voted on by the stockholders of the Company at the Company Special Meeting. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, the Company Special Meeting shall be convened and this Agreement shall be submitted to the Company’s stockholders at the Company Special Meeting, and nothing contained herein shall be deemed to affect such obligation. The Company agrees (i) to provide Parent and its Representatives with reasonably detailed periodic updates concerning proxy solicitation results upon Parent’s reasonable request and (ii) upon Parent’s request, to give written notice (which may be given via e-mail) to Parent one day prior to, and on the date of, the Company Special Meeting, indicating whether, as of such date, sufficient proxies representing the Company Stockholder Approval have been obtained.

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Section 5.5          Creation of Canyon Newco Entities. After the date hereof, the Company shall cause to be formed Canyon Newco and Canyon Merger Sub and shall cause Canyon Newco and Canyon Merger Sub to become parties to this Agreement through the execution of the Joinder Agreement.

Article VI

ADDITIONAL AGREEMENTS

Section 6.1          Access; Confidentiality; Notice of Certain Events.

(a)            From the date of this Agreement until the First Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, each of the Company and Parent shall, and shall cause each of the Company Subsidiaries and the Parent Subsidiaries, respectively, to afford to the other Party and to the Representatives of such other Party such access, during normal business hours and upon reasonable advance notice, to their respective properties, offices, books, contracts, commitments, personnel and records, and to furnish reasonably promptly to the other Party and to the Representatives of such other Party such information concerning its business, properties and personnel, in each case, as such other Party may reasonably request for the purpose of preparing for the Closing. Notwithstanding the foregoing, neither the Company nor Parent shall be required by this Section 6.1 to provide the other Party or the Representatives of such other Party with access to or to disclose information (A) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business (provided, however, that the withholding Party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (B) the disclosure of which would violate any Law or duty (provided, however, that the withholding Party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or duty) or (C) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the withholding Party shall use its commercially reasonable efforts to provide an alternative means of disclosing or providing such information to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege); provided, however, that such access and information shall be disclosed or granted, as applicable, to external counsel for Parent to the extent reasonably required for the purpose of complying with applicable Antitrust Laws subject to prior execution of a common interest or joint defense agreement in customary form. Each of the Company and Parent will use its commercially reasonable efforts to minimize any disruption to the businesses of the other Party that may result from the requests for access, data and information hereunder. Notwithstanding anything to the contrary in this Agreement, (x) neither Parent nor any of its Subsidiaries shall be required to provide to the Company or any Company Subsidiaries any Tax Returns of Parent or any of its Subsidiaries and (y) each Party may satisfy its obligations set forth above by electronic means if physical access is not reasonably feasible or would not be permitted under applicable Law (including any COVID-19 Measures).

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(b)            Each of the Company and Parent will hold, and will cause its Representatives and affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 6.1, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement.

(c)            The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (i) of any notice or other communication received by such Party from any Governmental Entity or from any other Person alleging that the consent of such Person is or may be required in connection with the Mergers or the other Transactions, if the failure of such Party to obtain such consent could be material to the Company, the Surviving Company or Parent, (ii) of any legal proceeding commenced or, to any Party’s knowledge, threatened against, such Party or any of Company Subsidiaries or affiliates in connection with the Mergers or any other Transaction or (iii) upon becoming aware of any event, fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to result in any of the conditions to the obligations of the Company or the Parent Entities set forth in Article VII not being satisfied at the Closing or the satisfaction of those conditions being materially delayed in violation of any provision of this Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.1(c) shall not cure any breach of any representation or warranty requiring disclosure of such matter in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, or otherwise limit or affect the remedies available hereunder to any Party. The failure to deliver any such notice shall not affect any of the conditions set forth in Article VII or give rise to any right to terminate under Article VIII.

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Section 6.2          Reasonable Best Efforts.

(a)            Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Mergers and the other Transactions as soon as reasonably practicable after the date hereof, including (i) preparing and filing, in consultation with the other Party and as promptly as practicable and advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings, and other documents, and to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations necessary or advisable to be obtained by such Party from any third party and/or any Governmental Entity in order to consummate the Mergers or any of the other Transactions and (ii) using their reasonable best efforts to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals. In furtherance and not in limitation of the foregoing, each Party agrees (x) to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable, and in any event within ten (10) business days after the execution of this Agreement (unless a later date is mutually agreed between the Parties), and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to use reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, and (y) make all other applications, notices, petitions, and filings for the jurisdictions listed in Section 6.2 of the Company Disclosure Schedule (the “Other Regulatory Laws”) as promptly as practicable after the date hereof.

(b)            Each of Parent and the Company shall, in connection with the efforts referenced in Section 6.2(a) to use reasonable best efforts to obtain all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations for the Transactions under the HSR Act or any other Antitrust Law or FDI Law, (i) cooperate in all respects and consult with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party under any Antitrust Law or FDI Law, including by allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions; (ii) promptly inform the other Party of any communication received by such Party from, or given by such Party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other Governmental Entity with respect to any Antitrust Law or FDI Law, by promptly providing copies to the other Party of any such written communications, and of any material communication received or given in connection with any proceeding by a private party under any Antitrust Law or FDI Law, in each case regarding any of the Transactions, provided, however, that materials may be redacted to remove references concerning the valuation of Parent, Company or any of their Subsidiaries; and (iii) permit the other Party to review in advance any communication that it gives to, and consult with each other in advance of any meeting, telephone call or conference with, the DOJ, the FTC or any other Governmental Entity with respect to the subject matter of this Section 6.2(b), or, in connection with any proceeding by a private party under any Antitrust Law or FDI Law, with any other Person (provided, however, that materials may be redacted to remove references concerning the valuation of Parent, Company or any of their Subsidiaries), and to the extent not prohibited by the DOJ, the FTC or any other applicable Governmental Entity or other Person with respect to the subject matter of this Section 6.2(b), give the other Party the opportunity to attend and participate in any in-person meetings with the DOJ, the FTC or any other Governmental Entity or other Person with respect to the subject matter of this Section 6.2(b). The parties shall jointly develop, and each of the parties shall consult and cooperate in all respects with one another, and consider in good faith the views of one another, in connection with the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Antitrust Law or FDI Law or approval of any Governmental Entity prior to their submission; provided that, Parent, after prior, good faith consultation with the Company, and after considering, in good faith, the Company’s views and comments, shall have the principal responsibility for devising and implementing the strategy under or relating to any Antitrust Law or FDI Law or approval of any Governmental Entity.

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(c)            In furtherance and not in limitation of the foregoing, (i) if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the Mergers as violative of any Antitrust Law or FDI Law, each of the Parties hereto shall use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned, as promptly as practicable (and in any event prior to the Outside Date), any decree, judgment, injunction, or other order, whether temporary, preliminary or permanent, that results from such action or proceeding and that prohibits, prevents or restricts consummation of the Mergers, and (ii) Parent, the Company, and their respective Subsidiaries shall each use their reasonable best efforts to take all such further action as may be necessary to avoid or eliminate each and every impediment under any Antitrust Law or FDI Law so as to enable the Closing to occur as promptly as practicable (and in any event no later than the Outside Date), it being agreed that such obligation to use reasonable best efforts shall require Parent, the Company, and their respective Subsidiaries to propose, negotiate and agree to any sale, divestiture, license, holding separate or other similar arrangement with respect to, or other disposition of or restriction on, any of their, or any of the Company’s or any of its Subsidiaries’, respective businesses, product lines, divisions or assets or interests therein, and to take such action or actions that would have a similar effect, including agreeing to change or modify any course of conduct regarding their, or any of the Company’s or any of its Subsidiaries’, respective future operations or otherwise take actions that would limit their, or any of the Company’s or any of its Subsidiaries’, respective freedom of action with respect to, or ability to retain, one or more of their respective businesses, product lines, divisions or assets or interests therein, in each case, so as to permit and cause the condition set forth in Section 7.1(d) to be satisfied as promptly as practicable (and in any event prior to the Outside Date) (each such action a “Regulatory Restraint”); provided, however, that, notwithstanding anything to the contrary in this Agreement, (x) Parent, the Company, and their respective Subsidiaries are not required to agree to any Regulatory Restraint requiring the sale, divestiture, license, holding separate or other similar arrangement with respect to, or other disposition of, assets of Parent, the Company, or any of their Subsidiaries which generated in the aggregate an amount of revenues between (and inclusive of) January 1, 2020 and December 31, 2020 that is in excess of $65,000,000; and (y) Parent, the Company, and their respective Subsidiaries shall not be required to take any of the actions referred to above with respect to an Regulatory Restraint if such action is not conditioned on the occurrence of Closing. The Company and the Company Subsidiaries shall not (without Parent’s prior written consent), propose, negotiate, commit to, effect, or accept any of the actions specified above.

Section 6.3          Publicity. So long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective affiliates, shall issue or cause the publication of any press release or other public announcement with respect to the Mergers or this Agreement without the prior consent of the other Party, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other public announcement with respect to the Mergers or this Agreement, in which event such Party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such press release or other announcement in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that the Company shall not be required by this Section 6.3 to provide any such review or comment to Parent in connection with the receipt and existence of a Competing Proposal or a Change of Recommendation and matters related thereto; provided, further, each Party and their respective affiliates may make statements that are not inconsistent with previous press releases, public disclosures or public statements made by Parent and the Company in compliance with this Section 6.3.

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Section 6.4          Directors’ and Officers’ Insurance and Indemnification. For not less than six (6) years from and after the First Effective Time, Parent agrees to, and to cause the Surviving Company to, indemnify and hold harmless all past and present directors and officers of the Company and the Company Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the First Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Mergers or any of the other Transactions), whether asserted or claimed prior to, at or after the First Effective Time, in connection with such persons serving as an officer, director or other fiduciary of the Company or any of the Company Subsidiaries or of any Person if such service was at the request or for the benefit of the Company or any of the Company Subsidiaries, to the fullest extent permitted by Law or provided pursuant to the Company Governing Documents or the organizational documents of any Company Subsidiary or any indemnification agreements, if any, in existence on the date of this Agreement. The Parties also agree that all rights to elimination or limitation of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the First Effective Time, whether asserted or claimed prior to, at or after the First Effective Time, now existing in favor of the Indemnified Parties as provided in their respective certificate of incorporation or by-laws (or comparable organizational documents) or in any agreement shall survive the Merger and shall continue in full force and effect. For six years after the Closing, the First Surviving Corporation shall also cause to be maintained in effect the provisions in (i) the Company Governing Documents and the organizational documents of any Company Subsidiary and (ii) any other agreements of the Company and the Company Subsidiaries with any Indemnified Party, in each case, regarding elimination or limitation of liability, indemnification of officers, directors, employees, agents or other fiduciaries and advancement of expenses that are in existence on the date of this Agreement, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the First Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Mergers or any of the other Transactions). Parent shall also cause the Surviving Company to provide, for an aggregate period of not less than six (6) years from the First Effective Time, the Company’s past and current directors and officers an insurance and indemnification policy that provides coverage for any acts, omissions, or events occurring or alleged to have occurred at or prior to the First Effective Time (the “D&O Insurance”) that is no less favorable than the Company’s existing policy or, if insurance coverage that is no less favorable is unavailable, the best available coverage; provided, however, that (i) the Surviving Company shall not be required to pay an annual premium for the D&O Insurance in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement (the “Cap Amount”) and (ii) the Company may prior to the First Effective Time substitute therefor a single premium tail coverage with respect to D&O Insurance with an annual cost not in excess of the Cap Amount; provided, further, however, that, in each case, if the cost of such insurance exceeds the Cap Amount, then Parent shall or the Company may, as applicable, purchase as much coverage as is reasonably available for the Cap Amount. Notwithstanding anything herein to the contrary, if any Indemnified Party notifies Parent on or prior to the sixth anniversary of the First Effective Time of a matter in respect of which such Person may seek indemnification pursuant to this Section 6.4, the provisions of this Section 6.4 shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto. In the event Parent or the First Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the First Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.4. The rights and obligations under this Section 6.4 shall survive consummation of the Mergers and shall not be terminated or amended in a manner that is adverse to any Indemnified Party without the written consent of such Indemnified Party.

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Section 6.5          Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Mergers or any of the other Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Mergers and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Mergers and the other Transactions.

Section 6.6          Obligations of US Holdco and Crystal Merger Sub. Parent shall take all action necessary to cause US Holdco, Crystal Merger Sub, the First Surviving Corporation and the Surviving Company to perform their respective obligations under this Agreement and to consummate the Transactions, including the Mergers, upon the terms and subject to the conditions set forth in this Agreement.

Section 6.7          Employee Benefits Matters.

(a)            Effective as of the First Effective Time and for a period of no less than one (1) year thereafter, Parent shall provide, or shall cause the Surviving Company to provide, to each employee of the Company and/or the Company Subsidiaries who continues to be employed by the Parent or the Surviving Company or any Subsidiary thereof (collectively, the “Continuing Employees”), (i) a base salary or base wage rate and target annual cash incentive compensation opportunities, in each case, that are no less favorable than the base salary or base wage rate and target annual cash incentive compensation opportunities provided to such Continuing Employee immediately prior to the First Effective Time and (ii) employee benefits that are, in the aggregate, no less favorable than those provided to such Continuing Employee immediately prior to the First Effective Time, except as otherwise provided in this Section 6.7.

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(b)            Effective as of the First Effective Time and thereafter, Parent shall use commercially reasonable efforts to, and to cause the Surviving Company to, (i) ensure that no eligibility waiting periods, actively-at-work requirements or pre-existing condition limitations or exclusions shall apply with respect to the Continuing Employees under the applicable health and welfare benefits plan of Parent or any affiliate of Parent (except to the extent applicable under Company Benefit Plans immediately prior to the First Effective Time), (ii) waive any and all evidence of insurability requirements with respect to such Continuing Employees to the extent such evidence of insurability requirements were not applicable to the Continuing Employees under the Company Benefit Plans immediately prior to the First Effective Time, and (iii) credit each Continuing Employee with all deductible payments, out-of-pocket or other co-payments paid by such employee under the Company Benefit Plans prior to the Closing Date during the year in which the Closing occurs for the purpose of determining the extent to which any such employee has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any health benefit plan of Parent or an affiliate of Parent for such year. The Mergers shall not affect any Continuing Employee’s accrual of, or right to use, in accordance with Company policy as in effect immediately prior to the First Effective Time, any personal, sick, vacation or other paid-time-off accrued but unused by such Continuing Employee immediately prior to the First Effective Time for the 2021 calendar year. Except as otherwise required by Law, effective as of January 1, 2022, and thereafter, Continuing Employees shall participate in Parent’s or an affiliate of Parent’s paid time off program or policy, without carryover of any paid time off accrued under the Company’s policy; provided that Parent or Parent’s affiliate, as applicable, will treat the service of the Continuing Employees with the Company (or a Company Subsidiary) attributable to any period before the Closing Date as service rendered to Parent or Parent’s affiliate for purposes of its paid time off program or policy.

(c)            Parent shall, or shall cause the Surviving Company to, assume, honor and fulfill all of the Company Benefit Plans in accordance with their terms as in effect immediately prior to the date of this Agreement or as subsequently amended.

(d)            Parent shall, or shall cause the Surviving Company, to provide to each employee who (i) is employed by the Surviving Company or one of the Company Subsidiaries as of July 31, 2021 or whose employment is terminated on or after the Second Effective Time and prior to July 31, 2021 due to death or disability or on a basis that entitles the individual to severance under the Company Employee Severance Pay Plan or the Executive Severance Plan, as applicable, and (ii) is eligible to participate in an annual bonus program of the Company or one of the Company Subsidiaries, the portion of the annual bonus with respect to the period from February 1, 2021 through July 31, 2021 (pro-rated for any such employee whose employment terminates prior to July 31, 2021 based on the number of days from and including February 1, 2021 through and including the applicable termination date, relative to the 181 day performance period), which bonus shall be determined based on the greater of target performance and actual performance, as determined based on the metrics established by the Company prior to the Second Effective Time to the extent such bonus has not previously been paid as provided on Section 5.1 of the Company Disclosure Letter. For the avoidance of doubt, any bonus paid pursuant to this Section 6.7(d) is in lieu of, and not in addition to, any pro-rata bonus an employee may be entitled to with respect to the period from February 1, 2021 to July 31, 2021 pursuant to the Company Employee Severance Pay Plan or the Executive Severance Plan, as applicable.

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(e)            Nothing in this Agreement, whether express or implied, shall confer upon any Continuing Employee any right to continue in the employ or service of Parent, the Surviving Company or any affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Company or any affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between the Company or any affiliate and the Continuing Employee. Notwithstanding any provision in this Agreement to the contrary, nothing in this Agreement shall (i) be deemed or construed to be an amendment or other modification of any Company Benefit Plan, Parent Benefit Plan or employee benefit plan of any of US Holdco or Crystal Merger Sub, or (ii) create any third party rights in any current or former service provider of the Company, Parent or their respective affiliates (or any representatives, beneficiaries or dependents thereof).

Section 6.8          Rule 16b-3. Prior to the First Effective Time, the Company and Parent shall, as applicable, take all such steps as may be reasonably necessary or advisable hereto to cause any dispositions of Company equity securities (including derivative securities) and acquisitions of Parent equity securities pursuant to the Transactions by each individual who is a director or officer of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.9          Security Holder Litigation. Each Party shall provide the other Party prompt oral notice of any litigation brought by any stockholder of that Party against such Party, any of its Subsidiaries and/or any of their respective directors relating to the Mergers, this Agreement or any of the Transactions. Each Party shall give the other Party the opportunity to participate (at such other Party’s expense) in the defense or settlement of any such litigation, and no such settlement shall be agreed to without the other Party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 6.9 and Section 5.1, Section 5.2 or Section 6.2, the provisions of this Section 6.9 shall control.

Section 6.10        Delisting. Each of the Parties agrees to cooperate with the other Parties in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from the NYSE and terminate its registration under the Exchange Act, provided that such delisting and termination shall not be effective until after the First Effective Time.

Section 6.11        Director Resignations. The Company shall use its reasonable best efforts to cause to be delivered to Parent resignations executed by each director of the Company in office as of immediately prior to the First Effective Time and effective upon the First Effective Time.

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Section 6.12       Certain Tax Matters.

(a)            Each of Parent and the Company shall use its reasonable best efforts to cause the Mergers, taken together, to qualify, and shall not take or knowingly fail to take (and shall cause its affiliates not to take or knowingly fail to take) any action that is reasonably likely to (i) prevent or impede the Pre-Closing Merger and Pre-Closing Conversion, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) prevent or impede the Parent Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (iii) cause the shareholders of Canyon Newco (other than any Excepted Shareholder) to recognize gain pursuant to Section 367(a)(1) of the Code.

(b)            Parent shall, and shall cause its Subsidiaries to, cause each of STERIS Limited and STERIS DOVER Limited to duly make an entity classification election pursuant to Treasury Regulations Section 301.7701-3(c) to be classified as an entity disregarded as separate from its owner (as described in Treasury Regulations Section 301.7701-2(c)(2)(i)) effective as of no later than five (5) days prior to the Closing Date.

(c)            Each of Parent and the Company shall use its reasonable best efforts and shall cooperate with one another to obtain the opinion referred to in Section 7.3(b) and any similar opinions required to be delivered in connection with the effectiveness of the Form S-4. In connection with the foregoing, (i) Parent shall (and shall cause US Holdco and each Merger Sub to) deliver to Tax Counsel a duly executed letter of representation substantially in the form of the letter of representation included in Exhibit B, with such changes as may reasonably be agreed by Parent, the Company and Tax Counsel (the “Parent Tax Certificate”), and (ii) the Company shall deliver to Tax Counsel a duly executed letter of representation in the form of the letter of representation included in Exhibit C, with such changes as may reasonably be agreed by Parent, the Company and Tax Counsel (the “Company Tax Certificate”), in the case of each of clause (i) and (ii), at such times as such counsel shall reasonably request (including on the effective date of the Form S-4 and at the Closing). Parent and the Company shall also provide such other information as reasonably requested by Company Tax Counsel for purposes of rendering any opinion described in this Section 6.12.

(d)            Parent shall, and shall cause US Holdco and the Company to, comply with the reporting requirements of Treasury Regulations Section 1.367(a)-3(c)(6) and shall make arrangements with each “five-percent transferee shareholder” of Parent within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii), if any, to ensure that such shareholder will be informed of any disposition of any property that would require the recognition of gain under such person’s gain recognition agreement entered into under Treasury Regulations Section 1.367(a)-8. For the avoidance of doubt, clause (ii) of Section 6.12(a) shall not be interpreted to prevent the disposition of any property of the Company by Parent or any of its Subsidiaries to a third party, subject to Parent’s compliance with the immediately preceding sentence.

(e)            After the Pre-Closing Merger Effective Time and prior to the First Effective Time, Canyon Newco shall provide a statement to Parent in accordance with Treasury Regulations Sections 1.1445-2(c)(3)(i) and 1.897-2(h) certifying that any equity interest in Canyon Newco is not a U.S. real property interest within the meaning of Section 897(c); provided, however, that such statement shall not be dated more than thirty (30) days prior to the First Effective Time.

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(f)            In the event that the Pre-Closing Merger and the Pre-Closing Conversion, taken together, or the Parent Mergers, taken together, would reasonably be likely to fail to qualify for the tax treatment described in Section 6.12(a) (the “Intended Tax Treatment”), the Parties agree (i) to cooperate in good faith to explore such modifications to the structure or alternative structures as would permit the transactions contemplated hereby to qualify for the Intended Tax Treatment, and (ii) if the Parties agree to pursue any such modification or alternative structure in the exercise of their reasonable discretion, the Parties shall enter into an appropriate amendment to this Agreement to reflect such modification or alternative structure; provided, however, that any actions taken pursuant to this Section 6.12(f) shall not (A) prevent, delay or impede the Closing, (B) alter or change the amount, nature or mix of the Merger Consideration, (C) impose any unreimbursed cost on Parent or the Company without the consent of such Party or (D) result in any breach of, or default under, the Credit Agreement or Indenture.

Section 6.13          Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Stock to be issued in the First Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the First Effective Time.

Section 6.14          The Company’s Financing Cooperation.

(a)            Prior to the Closing, the Company shall, and shall use its reasonable best efforts to cause the Company Subsidiaries and Representatives to, use reasonable best efforts to provide, in each case, at Parent’s sole cost and expense, such assistance with the Financing as is customary and reasonably requested by Parent, including using reasonable best efforts with respect to: (i) providing customary information relating to the Company and the Company Subsidiaries including, as is reasonably requested by Parent, (A) financial statements, financial data, audit reports and other pertinent information regarding the Company and the Company Subsidiaries of the type required by SEC Regulation S-X and SEC Regulation S-K under the Securities Act, for registered offerings of debt securities (it being understood that information will be deemed delivered if it is publicly available and filed by the Company on the SEC’s EDGAR website) and (B) a qualitative and quantitative “recent developments” section with a brief discussion of the Company’s expected consolidated results of operations for any period for which the Company has not yet publicly filed its financial statements; (ii) assisting Parent and any of its Financing Sources in their preparation of (A) appropriate and customary offering documents, private placement memoranda, prospectuses, prospectus supplements, registration statements, syndication documents and materials including information memoranda, lender and investor presentations and other marketing documents (including “public side” versions thereof) for the Financing, (B) appropriate and customary materials for rating agency presentations and (C) appropriate and customary pro forma financial statements of the type required by SEC Regulation S-X reflecting the Transactions (it being understood that nothing in this Section 6.14 shall require the Company to prepare any pro forma financial statements); (iii) furnishing Parent with the Required Financial Information and such other financial information relating to the Company and the Company Subsidiaries as is customary or reasonably necessary for the arrangement, syndication and completion of the Financing (and in the case of the Required Financial Information, on or prior to such date required pursuant to the Financing Conditions); (iv) causing appropriate senior management of the Company and the Company Subsidiaries to participate in meetings (including a reasonable and limited number of one-on-one meetings or conference calls that are requested in advance with the Financing Sources), lender presentations, road shows, rating agency presentations and due diligence sessions in connection with the Financing, in each case at reasonable times and locations mutually agreed and upon reasonable prior notice; (v) causing the independent accountants of the Company to provide appropriate and customary assistance to Parent, including (A) participating in a reasonable number of accounting due diligence sessions at reasonable times and locations mutually agreed and upon reasonable prior notice, (B) providing the necessary consents to file the independent accountants’ audit report in any filings with the SEC and (C) providing comfort letters customary for registered offerings of debt or equity securities or private placements under Rule 144A under the Securities Act, as applicable, (vi) if requested by Parent (which request, other than in connection with any offering of debt securities, shall have been made at least eight (8) Business Days prior to the Closing Date), furnishing to Parent and the Financing Sources all information regarding the Company and the Company Subsidiaries that is reasonably requested to the extent required in connection with the Financing by regulatory authorities under applicable “beneficial ownership,” “know your customer” and anti-money laundering rules and regulations, including the Patriot Act; (vii) providing customary authorization and representation letters and arranging for customary auditor consents for use of the Required Financial Information in marketing documentation and authorizing the distribution of information relating to the Company and the Company Subsidiaries to prospective lenders and containing a customary representation to the Financing Sources for the Financing that such information does not contain a material misstatement or omission; (viii) assisting in obtaining reasonable and customary corporate, bond and facility credit ratings in connection with the Financing; (ix) delivering to Parent (A) at least three (3) business days prior to the Closing Date, a draft of a customary payoff letter relating to the repayment (or cash collateralization with respect to certain obligations which cannot by their nature be repaid at the Closing) and termination of the outstanding obligations under the Credit Agreement (the “Payoff Letter”) and (B) on the Closing Date, an executed copy of the Payoff Letter and customary release documentation evidencing the release of guarantees and liens with respect to the Credit Agreement; and (x) assisting Parent in its preparation of the schedules to the definitive documentation for the Financing as may reasonably be requested in connection with the Financing. The Company hereby consents to the use of all of its and the Company Subsidiaries’ logos in connection with the Financing, provided that such logos are used solely in a manner that is reasonable and customary for such purposes and that is not intended to or reasonably likely to harm or disparage the Company or the Company Subsidiaries or the reputation or goodwill of the Company or any Company Subsidiary.

(b)           Notwithstanding anything to the contrary in this Agreement, none of the Company, any of the Company Subsidiaries or any of its or their respective Representatives shall be required by this Section 6.14 (i) to take any action or provide any assistance that would unreasonably interfere with the ongoing operations of the Company and the Company Subsidiaries in the Company’s reasonable judgment; (ii) to pass resolutions or consents to approve or authorize the execution of the Financing or the Debt Financing Documents prior to the Closing Date, provided that the Company and the Company Subsidiaries and their respective Representatives shall cooperate with Parent to replace any officers and directors of the Company and the Company Subsidiaries who will not be employed thereby immediately after Closing with Persons designated by Parent and to add any officers and directors designated by Parent, such replacements and additions to become effective immediately at Closing; (iii) to execute or deliver any certificate, document, instrument or agreement (other than customary authorization and representation letters as set forth in Section 6.14(a)(vi)) that is effective prior to the Closing; (iv) to require the Company or any Company Subsidiary to pay any commitment or other similar fee, make any other payment, reimburse any expenses or otherwise incur any liabilities or give any indemnities in connection with the Financing prior to the Closing; (v) to take any action or provide any information that will conflict with or violate its organizational documents, any Company Material Contract by which such Person is bound or any applicable Laws or duties (including duties of confidentiality), or (in the case of the disclosure of information) would result in the waiver of any attorney-client, attorney work product or other legal privilege (provided, however, that the Company shall use its commercially reasonable efforts to provide an alternative means of disclosing or providing such information to the maximum extent permitted by Law or duty or to the maximum extent that does not result in a loss of such attorney-client, attorney work product or other legal privilege, as applicable, and in the event that the Company or any Company Subsidiary does not provide access or information in reliance on this clause (v), the Company shall provide notice to Parent that information is being withheld); (vi) to take any action or provide any assistance that would reasonably be expected to result in personal liability to a director or officer or cause any representation or warranty of the Company in this Agreement to be breached or to become inaccurate; or (vii) to take any action or provide any assistance that involves preparing or providing to Parent or any Financing Sources any financial statements or other information that is not reasonably available to the Company. Parent shall (1) promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any Company Subsidiary or any of its or their Representatives in connection with providing the assistance contemplated by this Section 6.14 and (2) indemnify and hold harmless the Company and the Company Subsidiaries and its and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments and penalties suffered or incurred in connection with providing the assistance contemplated by this Section 6.14 and any information used in connection therewith, except to the extent arising out of the gross negligence, bad faith, fraud or willful misconduct of the Company or any Company Subsidiary or any of its or their respective Representatives or a material breach of this Agreement by the Company.

Section 6.15          Parent’s Financing Cooperation.

(a)           Each of Parent, US Holdco and Crystal Merger Sub shall use their reasonable best efforts to obtain the Financing contemplated by the Debt Commitment Letter (including the “flex” terms or similar concepts contemplated by the related fee letters) or, in the event any portion or all of such Financing becomes unavailable, alternative financing on terms and conditions not materially less favorable to Parent (or its Affiliates), taken as a whole, than as contemplated by the Debt Commitment Letter (including the “flex” terms or similar concepts contemplated by the related fee letters), in an amount sufficient, when added to the available cash of Parent and any portion of the remaining Financing contemplated by the Debt Commitment Letter, if any, and any other sources available to Parent, to fund the payment of the Required Amounts as and to the extent (but only to the extent) required to fund the Required Amounts and consummate the Transactions. Parent shall have delivered to the Company a true and complete copy of each executed Debt Commitment Letter (including, in the case of any alternative financing, using reasonable best efforts to obtain new financing commitment letters that provide for such alternative financing) and any related fee letters (redacted as to economic terms and other commercially sensitive numbers and provisions specified in any such fee letter (including any provisions relating to “flex” terms or similar concepts), none of which could adversely affect the availability, conditionality, enforceability or amount of the Financing contemplated thereby). For purposes of this Agreement, the term “Debt Commitment Letter” shall be deemed to include any commitment letter (or similar agreement) with respect to any alternative financing arranged in compliance herewith (and any Debt Commitment Letter remaining in effect at the time in question), all references to “Financing” shall be deemed to include any alternative financing, all references to “Financing Sources” shall include the persons providing or arranging, underwriting or placing any alternative financing, and all references to “Financing Conditions” shall, with respect to such alternative financing, be deemed to refer to the conditions precedent to obtaining such alternative financing. Notwithstanding the foregoing, compliance by Parent with this Section 6.15 shall not relieve Parent of its obligations to consummate the Transactions whether or not the Financing is available.

(b)           Parent shall keep the Company informed on a reasonably current basis and in reasonable detail, upon written request by the Company, of the status of its efforts to arrange the Financing and shall provide to the Company, upon its written request complete, correct and executed copies of the material definitive agreements for the Financing to the extent effective prior to the funding of the Financing. Parent shall give the Company prompt notice of (i) any default, termination, cancellation, breach or threatened in writing breach by any party to the Debt Commitment Letter or the Debt Financing Documents (to the extent effective prior to the funding of the Financing) of which Parent becomes aware and (ii) the receipt of any written notice or other written communication from any Financing Source with respect to any default, termination, cancellation or breach by any party to the Debt Commitment Letter or Debt Financing Documents (to the extent effective prior to the funding of the Financing); in each case of the foregoing clauses (i) and (ii), solely to the extent such default, termination, cancellation or breach would reasonably be expected to result in the Financing not being available at Closing as and to the extent (but only to the extent) required to fund the Required Amounts and consummate the Transactions.

(c)           Parent shall not, without the Company’s prior written consent (not to be unreasonably withheld, conditioned or delayed), agree to any amendment or modification to, or any waiver of any provision or remedy under, the Debt Commitment Letter or any Debt Financing Document (to the extent effective prior to the funding of the Financing) (i) that would reasonably be expected to (x) adversely affect the ability of Parent, US Holdco, or Crystal Merger Sub to timely consummate the Transactions or (y) prevent, materially impede or materially delay the timely funding of the Financing or the satisfaction of the conditions to obtaining the Financing, (ii) that adds new or adversely modifies any existing conditions to obtaining the Financing, (iii) that reduces the amount of the Financing to an amount that would be less than an amount that would be required, when added to the available cash of Parent and any portion of the remaining Financing contemplated by the Debt Commitment Letter, if any, and any other sources available to Parent, to fund the payment of the Required Amounts or (iv) that adversely affects the ability of Parent or its affiliates to enforce their rights against the other parties to the Debt Commitment Letter or such Debt Financing Documents; provided, that for the avoidance of doubt, Parent may modify, supplement or amend the Debt Commitment Letter (A) to add lenders, lead arrangers, bookrunners, syndication agents, other agents or similar entities that have not executed the Debt Commitment Letter as of the date hereof (and, in connection therewith, amend the economic and other arrangements with respect to the appointment of such existing and additional lenders, lead arrangers, bookrunners, syndication agents, other agents or similar entities), so long as any such addition would not reasonably be expected to prevent, materially delay or materially impede the timely funding of the Financing or the satisfaction of the Financing Conditions, or (B) to increase the amount of funds available thereunder. For the purposes of this Agreement, the terms “Debt Commitment Letter” and “Debt Financing Document” include the Debt Commitment Letter and any Debt Financing Document as the same may be amended, waived, modified or replaced pursuant to this Section 6.15(c).

Section 6.16          Resolution of Certain Pre-Closing Matters.

(a)           Prior to the Closing, the Company shall use commercially reasonable efforts to undertake, at Parent’s sole expense and at Parent’s direction, the actions set forth on Section 6.16(a) of the Company Disclosure Letter; provided that the Company shall not be required to take any action that would become binding prior to the time at which all conditions in Article VII have been satisfied or waived, and the failure to achieve such actions shall not affect any of the conditions set forth in Article VII or give rise to any right to terminate under Article VIII

(b)           Prior to the Closing, the Company shall take the action set forth on Section 6.16(b) of the Company Disclosure Letter.

Article VII

CONDITIONS TO CONSUMMATION OF THE MERGERS

Section 7.1            Conditions to Each Party’s Obligations to Effect the Mergers. The respective obligations of each Party to effect the Mergers shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Parent, US Holdco, Crystal Merger Sub and the Company, to the extent permitted by applicable Law:

(a)           Stockholder Approval. The Company Stockholder Approval shall have been obtained;

(b)           Registration Statement. The Form S-4 shall have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceeding to that effect shall be pending before the SEC;

(c)           Adverse Laws or Orders. (i)  There shall not have been issued by an Governmental Entity of competent jurisdiction, and remain in effect, any temporary restraining order, preliminary or permanent injunction or other order (“Restraint”) preventing consummation of the Mergers and (ii) no Law shall have been enacted or promulgated by any Governmental Entity of competent jurisdiction which prohibits or makes illegal the consummation of the Mergers, in each case after the date hereof, other than any such Restraints or Laws (x) in jurisdictions that are immaterial to the business and operations of each of Parent and the Company and (y) would have an immaterial effect on each of Parent and the Company;

(d)           Required Antitrust and FDI Law Clearances. Any applicable waiting period (or extension thereof) relating to the Mergers under the HSR Act or Other Regulatory Laws shall have expired or been terminated and any pre-closing approvals or clearances required thereunder shall have been obtained; and

(e)           Listing. The shares of Parent Stock to be issued in the First Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 7.2            Conditions to Obligations of Parent, US Holdco and Crystal Merger Sub. The obligations of Parent, US Holdco and Crystal Merger Sub to effect the Mergers are also subject to the satisfaction or waiver (in writing) by Parent on or prior to the Closing Date of each of the following additional conditions:

(a)           Representations and Warranties. Each of the representations and warranties of the Company set forth in (i) Article III (other than Section 3.1(a) (first sentence), Section 3.1(b) (clause (i) of first sentence), Section 3.2(a) (other than the last sentence thereof), Section 3.2(b), Section 3.2(c), Section 3.3(a), Section 3.10(a), Section 3.18, Section 3.19, Section 3.22 and Section 3.24) shall be true and correct (without regard to “materiality” and “Company Material Adverse Effect” qualifiers contained in such representations and warranties) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (ii) Section 3.2(a) (other than the last sentence thereof) and Section 3.2(b) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date), except for de minimis inaccuracies, (iii) Section 3.1(a) (first sentence), Section 3.1(b) (clause (i) of first sentence), Section 3.2(c), Section 3.3(a), Section 3.18, Section 3.22 and Section 3.24 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date), and (iv) Section 3.10(a) and Section 3.19 shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date; and Parent shall have received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company to the foregoing effect;

(b)           No Company Material Adverse Effect. Since the date hereof, there shall not have occurred any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and Parent shall have received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company to such effect; and

(c)           Performance of Obligations of the Company. The covenants and agreements in this Agreement that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects; and Parent shall have received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company to such effect.

Section 7.3           Conditions to Obligations of the Company. The obligations of the Company to effect the Mergers are also subject to the satisfaction or waiver (in writing) by the Company on or prior to the Closing Date of each of the following additional conditions:

(a)           Representations and Warranties. The representations and warranties of Parent, US Holdco and Crystal Merger Sub set forth in (i) Article IV (other than Section 4.1(a) (first sentence), Section 4.1(b) (clause (i) of first sentence), Section 4.2(a) (other than the last sentence thereof), Section 4.2(b), Section 4.2(c), Section 4.3(a), Section 4.9(a), and Section 4.17), shall be true and correct (without regard to “materiality” and “Parent Material Adverse Effect” qualifiers contained in such representations and warranties) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had and would not be reasonably be expected to have a Parent Material Adverse Effect, (ii) Section 4.2(a) (other than the last sentence thereof) and Section 4.2(b) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date), except for de minimis inaccuracies, (iii) Section 4.1(a) (first sentence), Section 4.1(b) (clause (i) of first sentence), Section 4.2(c), Section 4.3(a) and Section 4.17 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date), and (iv) Section 4.9(a) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date, and the Company shall have received at the Closing a certificate signed on behalf of Parent, US Holdco and Crystal Merger Sub by an executive officer of each of Parent, US Holdco and Crystal Merger Sub to such effect;

(b)          The Company shall have received the opinion of Company Tax Counsel, dated as of the Closing Date, in form and substance reasonably satisfactory to the Company, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, (i) the Pre-Closing Merger and Pre-Closing Conversion, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) the Parent Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (iii) the Parent Mergers will not result in gain recognition to the shareholders of Canyon Newco pursuant to Section 367(a)(1) of the Code (assuming that in the case of any such shareholder who would be treated as a “five-percent transferee shareholder” of Parent within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii), such shareholder enters into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8(c) and complies with the requirements of that agreement and Treasury Regulations Section 1.367(a)-8 for avoiding the recognition of gain). In rendering such opinion, Company Tax Counsel (or Parent Tax Counsel, if applicable) may rely on the Parent Tax Certificate, the Company Tax Certificate and such other information provided to it by Parent and/or the Company for purposes of rendering such opinion; provided, however, that if Company Tax Counsel is unwilling or unable to deliver such opinion, Parent Tax Counsel may, at the election of Parent, deliver such opinion to the Company in satisfaction of this Section 7.3(b);

(c)           No Parent Material Adverse Effect. Since the date hereof, there shall not have occurred any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and Parent shall have received a certificate signed on behalf of Parent by a duly authorized executive officer of Parent to such effect; and

(d)           Performance of Obligations of Parent, US Holdco and Crystal Merger Sub. The covenants and agreements in this Agreement that Parent, US Holdco and Crystal Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects, and the Company shall have received a certificate signed on behalf of Parent by a duly authorized executive officer of Parent to such effect.

Article VIII

TERMINATION

Section 8.1            Termination. This Agreement may be terminated and the Mergers and the other Transactions may be abandoned (except as otherwise provided below, whether before or after receipt of the Company Stockholder Approval, if applicable) as follows:

(a)           by mutual written consent of Parent and the Company;

(b)           by either Parent or the Company, prior to the First Effective Time, if there has been a breach by the Company, on the one hand, or Parent, US Holdco or any Merger Sub, on the other hand, of any representation, warranty, covenant or agreement set forth in this Agreement, which breach would result in the conditions in Article VII not being satisfied (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) thirty (30) calendar days after the receipt of notice thereof by the defaulting Party from the non-defaulting Party or (ii) three (3) business days before the Outside Date) (a “Terminable Breach”); provided, however, this Agreement may not be terminated pursuant to this Section 8.1(b) by any Party if such Party (or any other Parent Entity, if Parent is seeking to terminate) is then in Terminable Breach of any representation, warranty, covenant or agreement set forth in this Agreement;

(c)           by either Parent or the Company, if the First Effective Time shall not have occurred by midnight, Eastern Time, on October 12, 2021 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, the First Effective Time not occurring prior to the Outside Date; provided, further, that if on the Outside Date the condition set forth in Section 7.1(d) and/or the condition set forth in Section 7.1(c) (if such Restraint or Law is, or is in respect of, any Antitrust Law or FDI Law) has not been satisfied but all other conditions to the Closing set forth in Article VII have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, which conditions shall be capable of being satisfied), the Outside Date shall automatically be extended by an additional three (3) months until January 12, 2022, which extended date shall thereafter be considered the Outside Date; provided, further, that if on the Outside Date as extended pursuant to the preceding proviso the condition set forth in Section 7.1(d) and/or the condition set forth in Section 7.1(c) (if such Restraint or Law is, or is in respect of, any Antitrust Law or FDI Law) has not been satisfied but all other conditions to the Closing set forth in Article VII have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, which conditions shall be capable of being satisfied), Parent or the Company may, by written notice delivered to the other Party prior to January 12, 2022, extend the Outside Date by an additional three (3) months until April 12, 2022, which extended date shall thereafter be considered the Outside Date; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any Party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure of the Closing to occur on or prior to the Outside Date;

(d)           by Parent, prior to the receipt of the Company Stockholder Approval, if (i) a Change of Recommendation shall have occurred, (ii) a tender or exchange offer subject to Regulation 14D under the 1934 Act that constitutes a Competing Proposal shall have been commenced (within the meaning of Rule 14d-2 under the Exchange Act) and the Company shall not have communicated to its stockholders, within ten (10) business days after such commencement, a statement disclosing that the Company recommends rejection of such tender or exchange offer (or shall have withdrawn any such rejection thereafter), or (iii) the Company has committed a material breach of Section 5.3 or Section 5.4 (and such breach is not curable, or if curable, has not been cured within ten business days after the receipt of notice thereof by the Company from Parent);

(e)           by either the Company or Parent if a Governmental Entity of competent jurisdiction shall have issued a final, non-appealable order, injunction, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Mergers such that the condition set forth in Section 7.1(c) cannot be satisfied; provided, that that the Party seeking to terminate this Agreement pursuant to this Section 8.1(e) shall have complied in all material respects with its obligations under this Agreement with respect to preventing the entry of and to removing such order, injunction, decree or ruling;

(f)            by either the Company or Parent, if the Company Stockholder Approval shall not have been obtained at the Company Special Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken; or

(g)           by the Company, prior to obtaining the Company Stockholder Approval, pursuant to Section 5.3(d)(ii)(B), in order to enter into a definitive agreement providing for a Superior Proposal, provided that the Company shall have paid the Company Termination Fee pursuant to Section 8.2(b)(iv) simultaneously with or prior to such termination.

Section 8.2            Effect of Termination.

(a)           In the event of the valid termination of this Agreement as provided in Section 8.1, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, US Holdco, Crystal Merger Sub or the Company, except that the Confidentiality Agreement, this Section 8.2 and Section 9.3 through Section 9.14 shall survive such termination; provided, however, that subject to Section 8.2(b)(iv), nothing herein shall relieve any Party from liability or damages resulting from a Willful Breach or fraud prior to such termination.

(b)          Termination Fees.

(i)         If (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(f), (B) a Competing Proposal shall have been publicly disclosed and not publicly withdrawn prior to the date of the Company Special Meeting, and (C) (1) any Competing Proposal is consummated within twelve (12) months of such termination or (2) the Company enters into a definitive agreement providing for a Competing Proposal within twelve (12) months of such termination, then the Company shall pay to Parent a fee of $127,400,000 in cash (the “Company Termination Fee”) concurrently with the occurrence of the applicable event described in clause (C)(1) or clause (C)(2). Solely for purposes of this Section 8.2(b)(i), the term “Competing Proposal” shall have the meaning assigned to such term in Section 9.5, except that all references to “20%” therein shall be deemed to be references to “50%.”

(ii)        If Parent terminates this Agreement pursuant to Section 8.1(d), within three (3) business days after such termination, the Company shall pay or cause to be paid to Parent the Company Termination Fee.

(iii)       If the Company terminates this Agreement pursuant to Section 8.1(g), the Company shall pay or cause to be paid to Parent the Company Termination Fee simultaneously with or prior to such termination.

(iv)       In the event any amount is payable by the Company pursuant to the preceding clauses (i), (ii) or (iii), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by Parent. For the avoidance of doubt, in no event shall the Company be obligated to pay the Company Termination Fee on more than one occasion.

(v)        Each of the Parties acknowledges that the agreements contained in this Section 8.2(b) are an integral part of the Transactions, and that, without these agreements, Parent, US Holdco and Crystal Merger Sub would not enter into this Agreement. Accordingly, if the Company fails to promptly pay the amount due pursuant to this Section 8.2(b), and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the Company Termination Fee set forth in this Section 8.2(b) or any portion of such amount, the Company shall pay to Parent the costs and expenses (including attorneys’ fees) incurred by Parent in connection with such suit, together with interest on the amount of the Company Termination Fee, at the prime rate (as published in The Wall Street Journal) in effect on the date such payment was required to be made, from the date such payment was required to be made through the date of payment.

(c)            Each of the Parties acknowledges that the agreements contained in this Section 8.2 are an integral part of the Transactions and that the Company Termination Fee is not a penalty, but rather is a reasonable amount that will compensate Parent, US Holdco and Crystal Merger Sub, in the circumstances in which the Company Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions. Notwithstanding anything to the contrary in this Agreement, (i) subject to the last sentence of Section 9.14, Parent’s right to receive payment from the Company of the Company Termination Fee shall be the sole and exclusive remedy of the Parent Entities, any of their respective Affiliates or any of the respective Representatives of the foregoing (collectively, “Parent Related Parties”) or any other Person in connection with any and all losses or damages suffered or incurred by the Parent Related Parties or any other Person in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof), any breach or failure to perform hereunder or any matter forming the basis for termination, and none of the Parent Related Parties or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company, any of its Affiliates or any of the respective Representatives, stockholders, option or other award holders, partners, managers members of the foregoing (collectively, “Company Related Parties”) arising out of or in connection with the foregoing, and (ii) upon acceptance by Parent of the Company Termination Fee, the Company Termination Fee shall be deemed to be liquidated damages for, and none of the Company Related Parties shall have any further liability or obligation relating to or arising out of, any of the foregoing. Notwithstanding anything to the contrary, nothing in this Agreement (including Section 8.2(a) and this Section 8.2(c)) shall in any way limit the provisions of Section 9.14.

Article IX

MISCELLANEOUS

Section 9.1             Amendment and Modification; Waiver.

(a)            Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented, whether before or after receipt of the Company Stockholder Approval, by written agreement of the Parties (by action taken by their respective boards of directors); provided, however, that after the approval of the First Merger by the stockholders of the Company, no amendment shall be made which by Law requires further approval by such stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

(b)            At any time and from time to time prior to the First Effective Time, either the Company, on the one hand, or any Parent Entity, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of any Parent Entity or the Company, as applicable, (ii) waive any inaccuracies in the representations and warranties made to Parent or the Company contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of any Parent Entity or the Company contained herein. Any agreement on the part of a Parent Entity or the Company to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Parent or the Company, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

(c)            Notwithstanding anything to the contrary contained herein, this Section 9.1(c), Section 9.9(b), Section 9.11(a)(2), Section 9.11(b)(2), Section 9.12 and Section 9.15 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of any of the foregoing provisions) may not be amended, supplemented, waived or otherwise modified without the prior written consent of the Financing Sources.

Section 9.2            Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the First Effective Time. This Section 9.2 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the First Effective Time.

Section 9.3            Expenses. Subject to Section 8.2, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such Expenses, except that Parent and the Company shall share equally all Expenses incurred in connection with (a) printing, filing and mailing the Proxy Statement/Prospectus and Form S-4, and all SEC and other regulatory filing fees incurred in connection with the Proxy Statement/Prospectus and Form S-4, (b) the Exchange Agent, and (c) any documentary, sales, use, real property transfer, real property gains, registration, value-added, transfer, stamp, recording and other similar Taxes.

Section 9.4            Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), telecopied (notice deemed given upon confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to Parent, US Holdco or Crystal Merger Sub, to:

STERIS plc
70 Sir John Rogerson’s Quay
Dublin 2
D02 R296
Ireland
Attn:	J. Adam Zangerle,
Senior Vice President, General Counsel, and Company Secretary
Email:	adam_zangerle@steris.com

with a copy to:
Jones Day
250 Vesey Street
New York, NY 10281
Attention: James P. Dougherty
E-mail: jpdougherty@jonesday.com

and

Jones Day
901 Lakeside Avenue
Cleveland, OH 44114
Attention: Erin de la Mare
E-mail: esdelamare@jonesday.com

and

if to the Company, to:

Cantel Medical Corp.
150 Clove Road
Little Falls, NJ 07424
Attention:	Jeff Mann, Senior Vice President, General Counsel and Secretary
Email:	Jeff.Mann@cantelmedical.com

with copies to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention:	Igor Kirman
Victor Goldfeld
Email:	IKirman@wlrk.com
VGoldfeld@wlrk.com

Section 9.5           Certain Definitions. For the purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that (a) contains terms that are no less favorable in the aggregate to the Company or Parent, as applicable, than those contained in the Confidentiality Agreement and (b) does not contain any provision (i) granting any exclusive right to negotiate with such counterparty, or (ii) prohibiting the Company from satisfying its obligations under this Agreement; provided, however, that an Acceptable Confidentiality Agreement shall not be required to contain standstill provisions.

“Antitrust Laws” mean any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act.

“Bribery Legislation” means all and any of the following: the United States Foreign Corrupt Practices Act of 1977; the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; the relevant common law or legislation in England and Wales relating to bribery and/or corruption, including, the Public Bodies Corrupt Practices Act 1889; the Prevention of Corruption Act 1906 as supplemented by the Prevention of Corruption Act 1916 and the Anti-Terrorism, Crime and Security Act 2001; the UK Bribery Act 2010; the Proceeds of Crime Act 2002; and any anti-bribery or anti-corruption related provisions in criminal and anti-competition laws and/or anti-bribery, anti-corruption and/or anti-money laundering laws of any jurisdiction in which Parent or the Company operates.

“business days” has the meaning set forth in Rule 14d-1(g)(3) of the Exchange Act.

“Canyon Merger Sub” means a direct and wholly owned Subsidiary of Canyon Newco to be formed as a Delaware corporation after the date hereof pursuant to the terms of this Agreement.

“Canyon Newco” means a direct and wholly owned Subsidiary of the Company to be incorporated as a Delaware corporation after the date hereof pursuant to the terms of this Agreement.

“Canyon Newco Entities” means each of Canyon Newco and Canyon Merger Sub.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and any regulations promulgated thereunder.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercialization” means any and all activities directed to the commercialization of a product, including the preparation for sale of, offering for sale of, or sale of a product, including activities related to marketing, promoting, educating about, distributing, selling, importing and exporting such product, and interacting with Governmental Entities regarding any of the foregoing.

“Company Bylaws” means the bylaws of the Company, as amended and restated as of the date of this Agreement.

“Company Certificate” means the Certificate of Incorporation of the Company as amended, amended and restated and supplemented and in effect on the date hereof.

“Company Equity Plans” means the Company’s 2016 Equity Incentive Plan and the Company’s 2020 Equity Incentive Plan, as applicable.

“Company Governing Documents” means (i) the Company Bylaws and the Company Certificate and (ii) the certificate of formation of the Company and the limited liability company agreement of the Company adopted after the date hereof upon the Pre-Closing Conversion, pursuant to the terms of this Agreement.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate, has a material adverse effect on the financial condition, business or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that no Effects resulting or arising from or relating to any of the following shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account when determining whether a Company Material Adverse Effect exists or has occurred or is reasonably likely to exist or occur: (a) any changes in general United States or global economic conditions to the extent that such Effects do not disproportionately impact the Company relative to other peer companies operating in the industry or industries in which the Company operates, (b) conditions (or changes therein) in any industry or industries in which the Company operates to the extent that such Effects do not disproportionately impact the Company relative to other peer companies operating in such industry or industries, (c) general legal, tax, economic, political and/or regulatory conditions (or changes therein), including any changes affecting financial, credit or capital market conditions, to the extent that such Effects do not disproportionately impact the Company relative to other companies operating in the industry or industries in which the Company operates, (d) any change in GAAP or interpretation thereof to the extent that such Effects do not disproportionately impact the Company relative to other peer companies operating in the industry or industries in which the Company operates, (e) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of or by any Governmental Entity to the extent that such Effects do not disproportionately impact the Company relative to other peer companies operating in the industry or industries in which the Company operates, (f) the execution and delivery of this Agreement or the consummation of the Transactions, or the public announcement thereof, or any action or failure to take any action that is required or prohibited (other than, to the extent not excluded by another clause of this definition, the Company’s compliance with its obligations pursuant to Section 5.1, except to the extent that Parent has unreasonably withheld a consent under Section 5.1), respectively, under the terms of this Agreement or that is consented to or requested by Parent in writing, or which the Company did not take on account of withheld consent from Parent (provided, that this clause (f) shall not apply with respect to any representation or warranty that is expressly intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the Transactions (including Section 3.3(c)) or with respect to the condition to Closing contained in Section 7.2(a), to the extent it relates to such representations and warranties), (g) changes in the Company Common Stock price in and of itself (it being understood that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account), (h) any failure by the Company to meet any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account), (i) Effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions or any other force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement, to the extent that such Effects do not disproportionately impact the Company relative to other companies operating in the industry or industries in which the Company operates, (j) any litigation, claims, actions, suits or proceedings arising from allegations of a breach of fiduciary duty or violation of applicable Law relating to this Agreement or the Transactions, (k) as disclosed (including as deemed disclosed pursuant to the preamble to Article III) with respect to the representations and warranties in Section 3.10, or (l) Effects arising from or relating to any epidemic, pandemic or disease outbreak (including COVID-19) or any COVID-19 Measures or other restrictions that relate to, or arise out of, any epidemic, pandemic or disease outbreak (including COVID-19) or material worsening of such conditions threatened or existing as of the date of this Agreement.

“Company Product” means all products that are being developed, commercialized, manufactured, sold or distributed by the Company or any Company Subsidiary.

“Company Special Meeting” means the meeting of the holders of shares of Company Common Stock for the purpose of seeking the Company Stockholder Approval, including any postponement or adjournment thereof.

“Company Stockholder Approval” means the affirmative vote of the holders of a majority of the outstanding Company Common Stock entitled to vote upon the adoption of this Agreement at the Company Special Meeting.

“Company Subsidiaries” means the Subsidiaries of the Company, including, once incorporated, Canyon Newco and Canyon Merger Sub.

“Company Tax Counsel” means Wachtell, Lipton, Rosen & Katz.

“Competing Proposal” means any indication of interest, proposal or offer from a Person or group (other than Parent or any of its Subsidiaries) relating to any (a) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of the Company or any Company Subsidiaries (including securities of Company Subsidiaries) equal to 20% or more of the consolidated assets of the Company, or to which 20% or more of the revenues or earnings of the Company on a consolidated basis are attributable for the most recent fiscal year for which audited financial statements are then available, (b) direct or indirect acquisition or issuance (whether in a single transaction or a series of related transactions) of 20% or more of the outstanding voting power of the Company or the outstanding shares of Company Common Stock, (c) tender offer or exchange offer that, if consummated, would result in such Person or group beneficially owning 20% or more of the outstanding voting power of the Company or the outstanding shares of Company Common Stock, or (d) merger, consolidation, share exchange, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution or similar transaction or series of related transactions involving the Company or any Company Subsidiaries, under which such Person or group or, in the case of clause (ii) below, the stockholders or equityholders of any such Person or group would acquire, directly or indirectly, (i) assets equal to 20% or more of the consolidated assets of the Company, or to which 20% or more of the revenues or earnings of the Company on a consolidated basis are attributable for the most recent fiscal year for which audited financial statements are then available, or (ii) beneficial ownership of 20% or more of the outstanding voting power of the Company (or, if the Company is a constituent party to and does not survive such transaction, 20% or more of the outstanding voting power or equity or voting securities of the surviving or resulting entity in such transaction) or 20% or more of the outstanding shares of Company Common Stock.

“Confidentiality Agreement” means the Confidentiality Agreement, dated October 26, 2020 between Parent and the Company.

“Contract” means any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense or other legally binding commitment; provided, however, that “Contracts” shall not include any Company Benefit Plan or Parent Benefit Plan.

“Convertible Notes” means those certain $168 million aggregate principal amount of 3.25% senior unsecured convertible senior notes due 2025 issued by the Company pursuant to the Indenture.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guideline or recommendation promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or response to COVID-19, including the CARES Act and Families First Act.

“Credit Agreement” means the Fourth Amended and Restated Credit Agreement, dated as of June 28, 2018 among the Company, its subsidiary obligors party thereto, Bank of America, N.A. as administrative agent, swing line lender and L/C issuer and the lenders party thereto, as amended by the First Amendment, dated as of September 6, 2019, and the Second Amendment, dated as of May 11, 2020.

“Debt Commitment Letter” means the debt commitment letter between Parent, and JPMorgan Chase Bank, N.A., dated as of the date hereof, as amended, supplemented or replaced in compliance with this Agreement, pursuant to which the financial institutions party thereto have agreed, subject only to the Financing Conditions set forth therein, to provide or cause to be provided the debt financing set forth therein for the purposes of financing the Transactions.

“Debt Financing Documents” means the definitive agreements, related to the Financing.

“Development” means, with respect to a product, any and all activities related to research, pre-clinical, non-clinical and clinical testing and development, design and development planning, test method development and testing, process development, manufacturing scale-up, qualification and validation, quality assurance/quality control, clinical studies, clinical trials including Manufacturing in support thereof, statistical analysis and report writing, interacting with key opinion leaders and scientific advisory boards, the preparation, submission and active management and maintenance of (a) all applications, submissions and notifications for or regarding a regulatory authorization, including Company Regulatory Permits and Parent Regulatory Permits, (b) all supporting files, data, dossiers, technical documents, studies, reports and other writings or materials, (c) correspondence to or from any Governmental Entity in connection with a regulatory authorization (including minutes, official opinions and guidance and contact reports), (d) any data contained or referenced in or supporting any of the foregoing, (e) internal and external good manufacturing practices inspection or audit reports, (f) documents related to any alleged product or operational non-compliance or product complaint matters, (g) internal and external good manufacturing practices documentation and (h) adverse event and pharmacovigilance documentation, in each case, for such product and interacting with Company Regulatory Agencies, Parent Regulatory Agencies, or Governmental Entities regarding any of the foregoing, in each case whether before or after obtaining any regulatory or marketing authorization or approvals.

“DSOS” means the Secretary of State of the State of Delaware.

“Effect” means any change, effect, development, event or occurrence.

“Environmental Law” means any and all applicable Laws which (a) regulate or relate to the protection or clean-up of the environment; the use, treatment, storage, transportation, handling, disposal or Release of Hazardous Substances, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or the health and safety of persons or property, including protection of the health and safety of employees; or (b) impose liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other Law of similar effect.

“Environmental Liability” means any obligations or liabilities (including any notices, claims, complaints, suits or other assertions of obligations or liabilities) that are: (a) related to the environment (including on-site or off-site contamination by Hazardous Substances of surface or subsurface soil or water); and (b) based upon (i) any provision of Environmental Laws or (ii) any Order issued or otherwise imposed by any Governmental Entity and includes: fines, penalties, judgments, awards, settlements, losses, damages, costs, fees (including attorneys’ and consultants’ fees), expenses and disbursements relating to environmental matters; defense and other responses to any administrative or judicial action (including notices, claims, complaints, suits and other assertions of liability) relating to environmental matters; and financial responsibility for (x) clean-up costs and injunctive relief, including any Removal, Remedial or Response actions, and (y) compliance or remedial measures under other Environmental Laws.

“Environmental Permits” means any material permit, license, authorization or approval required under applicable Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Excepted Shareholder” means any shareholder of the Company that would be a “five-percent transferee shareholder” of Parent within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii) following the Mergers that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8(c).

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means 0.33787.

“Executive Severance Plan” means that certain Company Executive Severance and Change in Control Plan, effective as of September 24, 2020.

“Expenses” means all reasonable out-of-pocket expenses (including all fees and expenses of counsel, financing sources, accountants, investment bankers, experts and consultants to a Party and its affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement/Prospectus, the solicitation of equityholders and equityholder approvals, any filings with the SEC and all other matters related to the closing of the Mergers and the other Transactions.

“FASB” means the Financial Accounting Standards Board.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“FDA” means the U.S. Food and Drug Administration.

“FDI Laws” means applicable Laws governing investments by certain Persons in strategic business sectors, including those raising national security considerations, in any country where the Company or any Company Subsidiaries do business.

“Financing” means the debt financing incurred or intended to be incurred pursuant to the Debt Commitment Letter and the permanent financing described in the Debt Commitment Letter.

“Financing Conditions” means the conditions precedent to obtaining the financing set forth in the Debt Commitment Letter.

“Financing Sources” means the Persons that have committed to provide any portion of any Financing or have otherwise entered into any commitment letter, engagement letter, credit agreement, underwriting agreement, purchase agreement, indenture or other agreement in connection with the Financing, including the agents, arrangers and lenders that are parties to the Debt Commitment Letter (including the agents, arrangers and lenders party to any joinder agreements, or any similar agreement pursuant to which the Debt Commitment Letter is modified solely to add agents, arrangers, lenders or similar entities as parties thereto who had not executed the Debt Commitment Letter as of the date hereof, entered into in connection therewith), together with their respective affiliates and their respective affiliates’ officers, directors, employees, partners, trustees, shareholders, controlling persons, agents and representatives and their respective permitted successors and assigns.

“Former STERIS” means STERIS plc, a public company organized under the laws of England and Wales.

“Government Official” means any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity.

“Governmental Entity” means (a) any national, federal, state, county, municipal, local, or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government, (b) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in the foregoing clause (a) of this definition, or (c) any quasi-governmental or non-governmental self-regulatory agency, commission or authority, including any securities exchange.

“Hazardous Substances” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, chemical compound, hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals, radon gas, mold, mold spores, and mycotoxins.

“Healthcare Laws” shall mean (i) the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.) and the regulations promulgated thereunder; (ii) the Public Health Services Act (42 U.S.C. § 201 et seq.); (iii) all applicable federal, state, local and all applicable foreign health care related fraud and abuse, false claims, and anti-kickback laws and all Laws that regulate medical devices and other medical or dental products, including those related to Development, Manufacturing and Commercialization activities and interactions with health-care professionals, including the U.S. Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Stark Law (42 U.S.C. § 1395nn), the U.S. Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h) and similar gift, transparency and disclosure Laws, the Patient Protection and Affordable Care Act (Public Law No. 111-148), the U.S. Civil False Claims Act (31 U.S.C. § 3729 et seq.), the criminal False Claims Law (42 U.S.C. § 1320a-7b(a)), all criminal Laws relating to health care fraud and abuse, including 18 U.S.C. §§ 286 and 287, and the health care fraud criminal provisions under the U.S. Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) (42 U.S.C. § 1320d et seq.), the exclusion laws (42 U.S.C. § 1320a-7), the Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. § 17921 et seq.), Laws pertaining to privacy, data protection and information security, Laws governing the collection, processing, retention, use, disclosure, access, transfer or destruction of information that identifies or could reasonably be used to identify an individual, and the regulations promulgated pursuant to such statutes; (iv) state or provincial Laws relating to the manufacture, sale and distribution of dental and/or medical products; (v) Medicare (Title XVIII of the Social Security Act); and (vi) Medicaid (Title XIX of the Social Security Act); and (vii) similar or equivalent Laws to any of the foregoing of all applicable jurisdictions.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means with respect to any Person, (a) all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured and (b) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument.

“Indenture” means the Indenture, dated as of May 15, 2020, between the Company and Wells Fargo Bank, National Association, as Trustee.

“Information Security and Data Privacy Laws” means any applicable Law of any governmental authority concerning the privacy, protection or cybersecurity (including breach notification and communication obligations) of Personally Identifiable Information including but not limited to (i) HIPAA; (ii) the California Consumer Privacy Act (Cal. Civ. Code § 1798.100 et seq.); (iii) U.S. state data security laws and regulations such as the New York SHIELD Act, the Massachusetts Standards for the protection of personal information of residents of the Commonwealth, 201 CMR 17, all state data breach notification laws, and state biometric identifiers; (iv) the EU General Data Protection Regulation, as amended, including any nation’s implementing legislation and the E-Privacy Directive (i.e., Directive 2002/58/EC of the European Parliament and of the Council of 12 July 2002, and as amended in 2009, including any nation’s implementing legislation), (v) the United Kingdom’s Data Protection Act 2018 and the UK GDPR, (vi) Section 5 of the U.S. Federal Trade Commission Act as it applies to the receipt, access, use, disclosure, and security of consumer Personal Data, (vii) the Swiss Federal Act on Data Protection of June 19, 1992 (DPA) as amended and its ordinances, (viii) the Japanese Act on the Protection of Personal Information, (ix) China’s data privacy and cybersecurity laws, regulations, guidances and ordinances and (x) CAN-SPAM, the Telephone Consumer Protection Act, Canada’s anti-spam legislation and other similar applicable Laws.

“Information Systems” means the computer, information technology and data processing systems, facilities and services used, including all software, hardware, networks, communications facilities, platforms and related systems and services, including those hosted by or outsourced to third parties such as cloud service providers used.

“Intellectual Property” means all rights in or to all U.S. or foreign: (a) inventions (whether or not patentable), patents and patent applications and any other governmental grant for the protection of inventions or industrial designs, (b) trademarks, service marks, trade dress, logos, brand names, trade names and corporate names, whether registered or unregistered, together with any registrations and applications for registration thereof, (c) copyrights, whether registered or unregistered, and any registrations and applications for registration thereof, (d) trade secrets and similar rights in confidential information, including know-how, concepts, methods, processes, designs, schematics, drawings, formulae, technical data, specifications, research and development information, technology, and business plans, (e) rights in databases and data collections (including knowledge databases, customer lists and customer databases), and (f) domain name registrations.

“Intervening Event” means any material event, change, effect, development or occurrence that (a) was not known or reasonably foreseeable to the Company Board of Directors as of or prior to the date of this Agreement (or, if known or reasonably foreseeable to the Company Board of Directors as of or prior to the date of this Agreement, the material consequences thereof were not known to or reasonably foreseeable by the Company Board of Directors as of or prior the date of this Agreement) and (b) does not relate to any Competing Proposal.

“Joinder Agreement” means the joinder to this Agreement to be executed by Canyon Newco and Canyon Merger Sub, pursuant to which each of Canyon Newco and Canyon Merger Sub will agree to be bound hereunder.

“knowledge” will be deemed to be, as the case may be, the actual knowledge of (a) the Persons listed in Section 9.5 of the Parent Disclosure Letter with respect to Parent, US Holdco or Crystal Merger Sub, or (b) the Persons listed in Section 9.5 of the Company Disclosure Letter with respect to the Company.

“Law” means any statute, code, rule, regulation, Order, ordinance, judgment or decree or other pronouncement of any Governmental Entity having the effect of law.

“Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Manufacturing” means all activities related to the production, manufacture, processing, finishing, packaging, labeling, shipping, transport and storage of a product, including process development, process qualification and validation, scale-up, non-clinical, clinical and commercial manufacture and analytic development, product characterization, testing, quality assurance, and quality control.

“NYSE” means the New York Stock Exchange.

“Order” means any order, decision, ruling, charge, writ, judgment, injunction, decree, stipulation, settlement, determination, award, assessment or binding agreement issued, promulgated or entered by or with any Governmental Entity.

“Parent Entities” means Parent, US Holdco and Crystal Merger Sub.

“Parent Equity Award” means any form of compensation (including deferred compensation) granted under a Parent Equity Plan that is or may be paid or settled in Parent Stock.

“Parent Equity Plans” means Parent’s 2006 Long-Term Equity Incentive Plan, as assumed, amended and restated effective March 28, 2019.

“Parent Governing Documents” means (a) the Parent Articles of Association as amended and in effect on the date hereof and (b) the Memorandum of Association of Parent, as amended and restated as of the date of this Agreement.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, has a material adverse effect on the financial condition, business or results of operations of Parent and the Parent Subsidiaries, taken as a whole; provided, however, that no Effects resulting or arising from the following shall be deemed to constitute a Parent Material Adverse Effect or shall be taken into account when determining whether a Parent Material Adverse Effect exists or has occurred or is reasonably likely to exist or occur: (a) any changes in general United States or global economic conditions to the extent that such Effects do not disproportionately impact Parent relative to other peer companies operating in the industry or industries in which Parent operates, (b) conditions (or changes therein) in any industry or industries in which Parent operates to the extent that such Effects do not disproportionately impact Parent relative to other peer companies operating in such industry or industries, (c) general legal, tax, economic, political and/or regulatory conditions (or changes therein), including any changes affecting financial, credit or capital market conditions, to the extent that such Effects do not disproportionately impact Parent relative to other peer companies operating in the industry or industries in which Parent operates, (d) any change in GAAP or interpretation thereof to the extent that such Effects do not disproportionately impact Parent relative to other companies operating in the industry or industries in which Parent operates, (e) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of or by any Governmental Entity to the extent that such Effects do not disproportionately impact Parent relative to other peer companies operating in the industry or industries in which Parent operates, (f) the execution and delivery of this Agreement or the consummation of the Transactions, or the public announcement thereof, or any action or failure to take any action that is required or prohibited (other than, to the extent not excluded by another clause of this definition, Parent’s compliance with its obligations pursuant to Section 5.2(ii), except to the extent that the Company has unreasonably withheld a consent under Section 5.2(ii)), respectively, under the terms of this Agreement or that is consented to or requested by the Company in writing, or which Parent did not take on account of withheld consent from the Company (provided, that this clause (f) shall not apply with respect to any representation or warranty that is expressly intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the Transactions (including Section 4.3(c)) or with respect to the condition to Closing contained in Section 7.3(a), to the extent it relates to such representations and warranties), (g) changes in the Parent Stock price or Parent’s credit rating in and of itself (it being understood that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from the definition of a “Parent Material Adverse Effect” may be taken into account), (h) any failure by Parent to meet any internal or published projections, estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Parent to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Parent Material Adverse Effect” may be taken into account), (i) Effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions or any other force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement, to the extent that such Effects do not disproportionately impact Parent relative to other companies operating in the industry or industries in which Parent operates, (j) any litigation, claims, actions, suits or proceedings arising from allegations of a breach of fiduciary duty or violation of applicable Law relating to this Agreement or the transactions contemplated hereby, (k) as disclosed (including as deemed disclosed pursuant to the preamble to Article IV) with respect to the representations and warranties in Section 4.9, or (l) Effects arising from or relating to any epidemic, pandemic or disease outbreak (including COVID-19) or any COVID-19 Measures or other restrictions that relate to, or arise out of, any epidemic, pandemic or disease outbreak (including COVID-19) or material worsening of such conditions threatened or existing as of the date of this Agreement.

“Parent Product” means all products that are being developed, commercialized, manufactured, sold or distributed by Parent or any Parent Subsidiary.

“Parent Stock” or “Parent Shares” mean the ordinary shares of $0.001 par value of Parent.

“Parent Stock Price” means the average of the VWAPs of Parent Stock on each of the 10 consecutive Trading Days ending immediately prior to the Closing Date.

“Parent Subsidiaries” mean the Subsidiaries of Parent.

“Parent Tax Counsel” means Jones Day.

“Permitted Lien” means, with respect to any Person, any Lien (a) for Taxes or governmental assessments, charges or claims of payment not yet due and payable, being contested in good faith or for which adequate accruals or reserves have been established, (b) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien, (c) which is a pledge or deposit in connection with workers’ compensation, unemployment insurance and other social security legislation, (d) which is a gap in the chain of title evident from the records of the applicable Governmental Entity maintaining such records, easements, rights-of-way, covenants, restrictions and other encumbrances of record as of the date of this Agreement, (e) which is an easement, right-of-way, covenant, restriction or other encumbrance incurred in the ordinary course of business that does not materially detract from the value or the use of the property subject thereto, (f) which is a statutory landlords’ lien or lien granted to landlords under any lease, (g) which is a non-exclusive license granted under such Person’s Intellectual Property in the ordinary course of business, (h) which is a purchase money security interest, equipment lease or similar financing arrangement, (i) which is disclosed on the most recent consolidated balance sheet of such Person or notes thereto or securing liabilities reflected on such balance sheet, (j) which was incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of such Person or (k) which would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“RCRA” means the Resource Conservation and Recovery Act, as amended, and any regulations promulgated thereunder.

“Personally Identifiable Information” means any information (a) that identifies or can be used to identify, contact or locate the individual to whom such information pertains; (b) from which identification or contact information of an individual can be derived; and (c) any information or data that is defined as “personal information”, “personal data” or “protected health information” under applicable Law. Personally Identifiable Information includes name, street address, telephone number, email address, photograph, driver’s license number, financial profiles, medical information, healthcare insurance policy number or subscriber identification number, health insurance information, medical information number, social security number, bank account information and credit card information. Additionally, to the extent unique information (which by itself may not be Personally Identifiable Information) including a personal profile, unique identifier, biometric information or IP address is associated with Personally Identifiable Information, then such unique information shall also constitute Personally Identifiable Information.

“Privacy Commitments” means any legally binding commitment (including any legally binding privacy policy) with respect to collection, processing, maintenance or transfer of Personal Identifiable Information.

“Processing” means any operation or set of operations which is performed on Personally Identifiable Information or on sets of Personally Identifiable Information, whether or not by automated means, such as collection, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, placing, discarding, abandonment, or disposing into the environment (including the placing, discarding or abandonment of any barrel, container or other receptacle containing any Hazardous Substance or other material).

“Removal, Remedial or Response” actions include the types of activities covered by CERCLA, RCRA, and other comparable Environmental Laws, and whether such activities are those which might be taken by a Governmental Entity or those which a Governmental Entity or any other Person might seek to require of waste generators, handlers, distributors, processors, users, storers, treaters, owners, operators, transporters, recyclers, reusers, disposers, or other Persons under “removal,” “remedial,” or other “response” actions.

“Representatives” means, when used with respect to Parent, US Holdco, Crystal Merger Sub or the Company, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of Parent or the Company, as applicable, and their respective Subsidiaries.

“Required Financial Information” means audited consolidated balance sheets and related statements of income and cash flows for the Company and the Company Subsidiaries for the fiscal years ended July 31, 2018, 2019 and 2020 and each subsequent fiscal year ended at least 90 days before the Closing Date, and unaudited balance sheets and related statements of income and cash flows of the Company and the Company Subsidiaries for the fiscal quarter ended October 31, 2020 and each fiscal quarter that is ended on a date that is not a fiscal year end and that is at least 45 days before the Closing Date, in each case prepared in accordance with GAAP.

“RSU Award Exchange Ratio” means the sum of (i) the quotient (rounded to four decimal places) obtained by dividing (x) the Per Share Cash Amount by (y) the Parent Stock Price and (ii) the Exchange Ratio.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Significant Subsidiary” means any Subsidiary of the Company or Parent, as applicable, that is material or constitutes a “significant subsidiary” of the Company or Parent, as applicable, within the meaning of Rule 1-02 of Regulation S-X promulgated under the Securities Act.

“Subsidiary” or “Subsidiaries” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Superior Proposal” means a bona fide written proposal or offer constituting a Competing Proposal (with references to 20% being deemed to be replaced with references to 50%) made after the date of this Agreement, which the Company Board of Directors determines in good faith, after consultation with the Company’s outside legal and financial advisors and taking into account all of the terms and conditions of the Competing Proposal (including the identity of the Person making the Competing Proposal and the expected timing and likelihood of consummation, any governmental or other approval requirements (including divestitures and entry into other commitments and limitations), break-up fees, expense reimbursement provisions, conditions to consummation and availability of necessary financing (including, if a cash transaction (in whole or in part), the availability of such funds and the nature, terms and conditionality of any committed financing)) that the Company Board of Directors deems relevant, would result in a transaction that is more favorable from a financial point of view to the Company’s stockholders than the Mergers.

“Takeover Statutes” mean any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar Law (including, with respect to any Person, any similar anti-takeover provision in the organization documents, including the certificate of incorporation and by-laws (or comparable organizational documents), of such Person).

“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including, income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax.

“Tax Counsel” means Company Tax Counsel and/or Parent Tax Counsel, as applicable.

“Tax Return” means any report, return, certificate, claim for refund, election, estimated tax filing or declaration required to be filed with any Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Trading Day” shall mean any day on which the NYSE is open for trading; provided that a “Trading Day” only includes those days that have a scheduled closing time of 4:00 PM New York City time.

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code, and any reference to any particular Treasury Regulation section shall be interpreted to include any final or temporary revision of or successor to that section regardless of how numbered or classified.

“VWAP” shall mean, for any Trading Day, the volume-weighted average price per share of Parent Stock on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the Company and Parent).

“Willful Breach” means a deliberate act or a deliberate failure to act, which act or failure to act constitutes in and of itself a material breach of any covenant or agreement set forth in this Agreement.

Section 9.6      Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“Agreement”	Preamble
“Appraisal Rights”	Section 2.3(a)
“Book-Entry Shares”	Section 2.2(b)
“Canyon Newco Common Stock”	Recitals
“Canyon Newco Shares”	Recitals
“Cap Amount”	Section 6.4
“Certificates”	Section 2.2(b)
“Change of Recommendation”	Section 5.3(a)
“Closing”	Section 1.2
“Closing Date”	Section 1.2
“COBRA”	Section 3.9(b)
“Company”	Preamble
“Company Benefit Plans”	Section 3.9(a)
“Company Board of Directors”	Recitals
“Company Board Recommendation”	Recitals
“Company Capitalization Date”	Section 3.2(a)
“Company Common Stock”	Recitals
“Company Disclosure Letter”	Article III
“Company Leased Real Property”	Section 3.17(b)
“Company Material Contracts”	Section 3.20(a)
“Company Material Customers”	Section 3.26
“Company Material Suppliers”	Section 3.26
“Company Owned Real Property”	Section 3.17(a)
“Company Permits”	Section 3.7(b)
“Company Preferred Stock”	Section 3.2(a)
“Company Regulatory Agency”	Section 3.13(a)
“Company Regulatory Permits”	Section 3.13(a)

“Company Related Parties”	Section 8.2(c)
“Company RSU Awards”	Section 2.4(a)
“Company SEC Documents”	Section 3.4(a)
“Company Shares”	Recitals
“Company Tax Certificate”	Section 6.12(c)
“Company Termination Fee”	Section 8.2(b)(i)
“Continuing Employees”	Section 6.7(a)
“COVID-19 Response”	Section 5.1
“Crystal Merger Sub”	Preamble
“Crystal Merger Sub Membership Interests”	Section 2.1(d)
“D&O Insurance”	Section 6.4
“DGCL”	Recitals
“Dissenting Shares”	Section 2.3(a)
“DLLCA”	Recitals
“DOJ”	Section 6.2(b)
“Exchange Agent”	Section 2.2(a)
“Exchange Fund”	Section 2.2(a)
“Export Laws”	Section 3.23(a)
“First Certificate of Merger”	Section 1.3(c)
“First Effective Time”	Section 1.3(c)
“First Merger”	Recitals
“First Surviving Corporation”	Section 1.1(b)
“Form S-4”	Section 3.12
“Fractional Share Consideration”	Section 2.1(b)
“FTC”	Section 6.2(b)
“GAAP”	Section 3.4(b)
“Indemnified Party”	Section 6.4
“Key Executive”	Section 5.1(ii)(d)
“Merger Consideration”	Section 2.1(a)
“Mergers”	Recitals
“Other Regulatory Laws”	Section 6.2(a)
“Outside Date”	Section 8.1(c)
“Parent”	Preamble
“Parent Articles of Association”	Section 4.1(a)
“Parent Benefit Plans”	Section 4.8(a)
“Parent Board of Directors”	Recitals
“Parent Capitalization Date”	Section 4.2(a)
“Parent Deferred Shares”	Section 4.2(a)
“Parent Disclosure Letter”	Article IV
“Parent Material Contract”	Section 4.16
“Parent Mergers”	Recitals
“Parent Permits”	Section 4.7(b)
“Parent Preferred Shares”	Section 4.2(a)
“Parent Regulatory Agency”	Section 4.12(a)
“Parent Regulatory Permits”	Section 4.12(a)
“Parent Related Parties”	Section 8.2(c)

“Parent RSU Awards”	Section 2.4(a)
“Parent SEC Documents”	Section 4.4(a)
“Parent Tax Certificate”	Section 6.12(c)
“Party”	Preamble
“Payoff Letter”	Section 6.14(a)
“Per Share Cash Amount”	Section 2.1(b)
“Pre-Closing Certificate of Conversion”	Section 1.3(b)
“Pre-Closing Certificate of Merger”	Section 1.3(a)
“Pre-Closing Conversion”	Section 1.1(a)
“Pre-Closing Conversion Effective Time”	Section 1.3(b)
“Pre-Closing Merger”	Recitals
“Pre-Closing Merger Effective Time”	Section 1.3(a)
“Pre-Closing Surviving Corporation”	Section 1.1(a)
“Proposed Dissenting Shares”	Section 2.3(a)
“Proxy Statement/Prospectus”	Section 3.12
“Regulatory Restraint”	Section 6.2(c)
“Required Amounts”	Section 4.18(b)
“Restraint”	Section 7.01(c)(i)
“Sarbanes-Oxley Act”	Section 3.4(a)
“Second Certificate of Merger”	Section 1.3(b)
“Second Effective Time”	Section 1.3(b)
“Second Merger”	Recitals
“Specified Material Contracts"	Section 5.1(ii)(q)(i)(A)
“Surviving Company”	Section 1.1(b)
“Terminable Breach”	Section 8.1(b)
“Transactions”	Recitals
“US Holdco”	Preamble
“Voting Agreement”	Recitals

Section 9.7      Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act. The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. When reference is made herein to a Person, such reference shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires, and the successors and permitted assigns of that Person. When the context requires, reference made herein to the Company shall be deemed to also refer to Canyon Newco. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. Any reference to any contract or instrument shall be deemed to refer to such contract or instrument as from time to time amended, modified or supplemented. References to any Law shall be deemed to refer to such Law as amended or supplemented from time to time and to any rules, regulations and interpretations promulgated thereunder. The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 9.8      Counterparts. This Agreement may be executed manually or by facsimile by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 9.9      Entire Agreement; Third-Party Beneficiaries.

(a)       This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be deemed amended hereby so that until the termination of this Agreement in accordance with Section 8.1 hereof, Parent and Crystal Merger Sub shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b)       Except (i) as provided in Section 6.4 and the last sentence of Section 6.14, (ii) the right of the Company, on behalf of its stockholders, to pursue damages (which the Parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs and may include the premium and/or benefit of the bargain lost by the Company’s stockholders, taking into account the amount of the Merger Consideration and the time value of money) in the event of any Parent Entity’s breach of this Agreement, it being understood that such stockholders shall not themselves be permitted to pursue any such damages, and (iii) following the First Effective Time, the right of each holder of shares of Company Common Stock or Company RSU Awards, which right shall be enforceable by each such holder, to receive, as applicable, (x) the Merger Consideration in respect of shares of Company Common Stock pursuant to Section 2.1 and (y) the Merger Consideration or Parent RSU Awards, as applicable, in respect of the Company RSU Awards pursuant to Section 2.4, neither this Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) nor the Confidentiality Agreement are intended to confer upon any Person other than the Parties any rights or remedies hereunder; provided that the Financing Sources shall be express third party beneficiaries of this clause (b) and Section 9.1(c), Section 9.11(a)(2), Section 9.11(b)(2), Section 9.12 and Section 9.15, and each of such Sections (together with the defined terms used therein) shall expressly inure to the benefit of the Financing Sources and the Financing Sources shall be entitled to rely on and enforce the provisions of such Sections.

Section 9.10      Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Mergers is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Mergers are fulfilled to the extent possible.

Section 9.11      Governing Law; Jurisdiction.

(a)        (1) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other state. (2) Notwithstanding anything herein to the contrary, the Company (on behalf of itself and each Company Related Party) and each of the other Parties agree that any claim, controversy or dispute any kind or nature (whether based upon contract, tort or otherwise) against a Financing Source that is in any way related to this Agreement, the Mergers or any of the other Transactions, including any dispute arising out of or relating in any way to the Financing shall be governed by, and construed in accordance with, the laws of the State of New York without regard to conflict of law principles (other than sections 5-1401 and 5-1402 of the New York General Obligations Law); provided that the interpretation of (i) Company Material Adverse Effect and whether a Company Material Adverse Effect has occurred under this Agreement, (ii) the accuracy of any Acquisition Agreement Representation (as defined in any commitment letter related to the Financing) and whether as a result of any inaccuracy thereof Parent (or any of its subsidiaries) has the right to terminate their respective obligations (or to refuse to consummate the Transactions pursuant to this Agreement) under this Agreement and (iii) whether the Transactions have been consummated in accordance with this Agreement (including any determination as to the occurrence of the First Effective Time), shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other state.

(b)        (1) Each of the Parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.11(a)(1) in the manner provided for notices in Section 9.4. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law. (2) Notwithstanding anything herein to the contrary, the Company (on behalf of itself and each Company Related Party) and each of the other Parties hereto (A) agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement, the Mergers or any of the other Transactions, including any dispute arising out of or relating in any way to the Financing or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, or the United States District Court for the Southern District of New York (and appellate courts thereof), (B) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (C) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 9.4 shall be effective service of process against it for any such action brought in any such court, (D) waives and hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and (E) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 9.12      Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGERS, THE FINANCING AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY FINANCING SOURCE). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

Section 9.13      Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 9.14      Enforcement; Remedies.

(a)        Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b)        The Parties agree that irreparable injury will occur in the event that any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. It is agreed that prior to the valid termination of this Agreement pursuant to Article VIII, each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, to an Order of specific performance to specifically enforce the terms and provisions of this Agreement and to any further equitable relief.

(c)        The Parties’ rights in this Section 9.14 are an integral part of the Transactions and each Party hereby waives any objections to any remedy referred to in this Section 9.14 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). For the avoidance of doubt, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party. In the event any Party seeks any remedy referred to in this Section 9.14, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy. The Parties acknowledge and agree that time is of the essence and that they would suffer ongoing irreparable injury for so long as any provision of this Agreement is not performed in accordance with its terms. It is accordingly agreed that, as to any legal proceeding in which a Party seeks specific performance or other equitable relief pursuant to this Section 9.14, the Parties shall seek and use their reasonable best efforts to obtain an expedited schedule for such proceedings and shall not oppose any Party’s request for expedited proceedings. The Parties further agree that (i) by seeking the remedies provided for in this Section 9.14, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement, including, subject to Section 8.2, monetary damages in the event that this Agreement has been terminated and (ii) nothing contained in this Agreement shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 9.14 before exercising any termination right under Article VIII (and, subject to Section 8.2, pursuing damages after such termination) nor shall the commencement of any action pursuant to this Section 9.14 or anything contained in this Section 9.14 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter. Notwithstanding anything herein to the contrary, although a Party may pursue a grant of specific performance or other equitable relief, payment of the Company Termination Fee or damages in the case of fraud or Willful Breach, under no circumstances shall Parent be permitted to receive more than one of the following: (A) a grant of specific performance that seeks and results in the consummation of the Mergers, (B) the payment of the Company Termination Fee or (C) damages.

Section 9.15      Liability of Financing Sources. Notwithstanding anything to the contrary contained herein, no Company Related Party shall have any rights or claims against any Financing Source in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby, and no Financing Source shall have any liability or obligation to, or be subject to any action, suit, proceeding or claim from, any Company Related Party in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise; provided that nothing in this Section 9.15 shall in any way limit any Financing Source’s obligations to Parent under the Debt Commitment Letter; provided, further, that following consummation of the Mergers, the foregoing will not limit the rights of the parties to the Financing under the Debt Financing Documents.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, US Holdco, Crystal Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

STERIS PLC

By	/s/ Walter M. Rosebrough, Jr.
Name: Walter M. Rosebrough, Jr.
Title: President and Chief Executive Officer

Solar New US Holding Co, LLC

By	/s/ Michael J. Tokich
Name: Michael J. Tokich
Title: President

CRYSTAL MERGER SUB 1, LLC

By	/s/ Michael J. Tokich
Name: Michael J. Tokich
Title: President

CANTEL MEDICAL CORP.

By	/s/ George L. Fotiades
Name: George L. Fotiades
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]